     As filed with the Securities and Exchange Commission on July 11, 2008
                                                            File No. 333-149105
                                                                      811-09065
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                      Pre-Effective Amendment No. 1                         [X]

                       Post-Effective Amendment No.                         [_]

                                    and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        [_]

                             Amendment No. 42                               [X]

                       (Check appropriate box or boxes.)

                               -----------------

                    PHLVIC Variable Universal Life Account
                          (Exact Name of Registrant)

                               -----------------

                        PHL Variable Insurance Company
                              (Name of Depositor)

                               -----------------

              One American Row, Hartford, Connecticut 06103-2899
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 447-4312
              (Depositor's Telephone Number, including Area Code)

                               -----------------

                              John H. Beers, Esq.
                        PHL Variable Insurance Company
                               One American Row
                                  PO Box 5056
                            Hartford, CT 06102-5056
                    (Name and Address of Agent for Service)

                               -----------------

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                               -----------------

================================================================================

                                    PART A

                           Phoenix Joint Edge(R) VUL


                    PHLVIC Variable Universal Life Account

          Issued By: PHL Variable Insurance Company ("PHL Variable") (a wholly owned subsidiary of Phoenix Life Insurance Company)


 PROSPECTUS                                                     July 14, 2008



This prospectus describes a flexible premium, variable universal life insurance policy that can provide lifetime insurance protection on the lives of two to five insureds. We will pay the death benefit following the death of the first insured person to die. You may allocate policy value to the Guaranteed Interest Account, Long-term Guaranteed Interest Account (collectively, "Guaranteed Interest Accounts") and/or one or more of the investment options of the PHLVIC Variable Universal Life Account ("Separate Account"). The investment options purchase shares of the following funds:



 AIM Variable Insurance Funds - Series  .  Phoenix Growth and Income Series
 I Shares                               .  Phoenix Mid-Cap Growth Series
 .  AIM V.I. Capital Appreciation Fund  .  Phoenix Money Market Series
 DWS Scudder Investments VIT Funds -    .  Phoenix Multi-Sector Fixed Income
 Class A                                   Series
 .  DWS Equity 500 Index VIP            .  Phoenix Multi-Sector Short Term
 .  DWS Small Cap Index VIP                Bond Series
 Federated Insurance Series             .  Phoenix Strategic Allocation Series
 .  Federated Fund for U.S. Government  .  Phoenix-Aberdeen International
    Securities II                          Series
 .  Federated High Income Bond Fund II  .  Phoenix-Alger Small-Cap Growth
    - Primary Shares                       Series
 Fidelity(R) Variable Insurance         .  Phoenix-Duff & Phelps Real Estate
 Products - Service Class                  Securities Series
 .  Fidelity VIP Contrafund(R)          .  Phoenix-Sanford Bernstein Mid-Cap
    Portfolio                              Value Series
 .  Fidelity VIP Growth Opportunities   .  Phoenix-Sanford Bernstein
    Portfolio                              Small-Cap Value Series
 .  Fidelity VIP Growth Portfolio       .  Phoenix-Van Kampen Comstock Series
 .  Fidelity VIP Investment Grade Bond  .  Phoenix-Van Kampen Equity 500
    Portfolio                              Index Series
 Franklin Templeton Variable Insurance  PIMCO Variable Insurance Trust -
 Products Trust - Class 2               Advisor Class
 .  Franklin Income Securities Fund     .  PIMCO VIT CommodityRealReturn/TM/
 .  Mutual Shares Securities Fund          Strategy Portfolio
 .  Templeton Developing Markets        .  PIMCO VIT Real Return Portfolio
    Securities Fund                     .  PIMCO VIT Total Return Portfolio
 .  Templeton Foreign Securities Fund   Sentinel Variable Products Trust
 .  Templeton Growth Securities Fund    .  Sentinel Variable Products
 Lord Abbett Series Fund, Inc. - Class     Balanced Fund
 VC                                     .  Sentinel Variable Products Bond
 .  Lord Abbett Bond-Debenture             Fund
    Portfolio                           .  Sentinel Variable Products Common
 .  Lord Abbett Growth and Income          Stock Fund
    Portfolio                           .  Sentinel Variable Products Mid Cap
 .  Lord Abbett Mid-Cap Value Portfolio    Growth Fund
 Neuberger Berman Advisers Management   .  Sentinel Variable Products Small
 Trust - Class S                           Company Fund
 .  Neuberger Berman AMT Small Cap      Summit Mutual Fund, Inc. - Summit
    Growth Portfolio                    Pinnacle Series
 .  Neuberger Berman AMT Guardian       .  Summit S&P MidCap 400 Index
    Portfolio                              Portfolio
 Oppenheimer Variable Account Funds -   The Universal Institutional Funds,
 Service Shares                         Inc. - Class II Shares
 .  Oppenheimer Capital Appreciation    .  Van Kampen UIF Equity and Income
    Fund/VA                                Portfolio
 .  Oppenheimer Global Securities       Wanger Advisors Trust
    Fund/VA                             .  Wanger International Select
 .  Oppenheimer Main Street Small Cap   .  Wanger International
    Fund/VA                             .  Wanger Select
 The Phoenix Edge Series Fund           .  Wanger USA
 .  Phoenix Capital Growth Series

                  See Appendix A for additional information.


It may not be in your best interest to purchase a policy to replace an existing life insurance policy or annuity contract. You must understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income taxes.


The U.S. Securities and Exchange Commission ("SEC") has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Read and keep this prospectus for future reference. The policy is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Policy investments are subject to risk, including the possible loss of principal invested. If you have any questions, please contact us at:






 [GRAPHIC]                                [GRAPHIC]
           Phoenix Variable Products                 Variable and Universal Life
           Mail Operations ("VPMO")                  Administration ("VULA")
           PO Box 8027                               800/541-0171
           Boston, MA 02266-8027

                               TABLE OF CONTENTS


Heading                                                 Page
------------------------------------------------------------

Index of Special Terms.................................    3
Summary of Benefits and Risks..........................    4
 Summary of Policy Benefits............................    4
 Summary of Policy Risks...............................    5
Fee Tables.............................................    6
 Transaction Fees......................................    6
 Periodic Charges Other than Fund Operating Expenses...    7
 Other Available Policy Benefits Expenses..............    8
 Total Annual Fund Operating Expenses..................    8
Description of PHL Variable Insurance Company..........    9
Description of PHLVIC Variable Universal Life Account..    9
 Performance History...................................    9
Voting Rights..........................................    9
The Underlying Funds...................................    9
 Administrative, Marketing and Support Service Fees....   10
The Guaranteed Interest Accounts.......................   10
 Guaranteed Interest Account...........................   11
 Long-term Guaranteed Interest Account.................   11
The Policy.............................................   11
 Contract Rights: Owner, Insured, Beneficiary,
   Assignment..........................................   11
 Purchasing a Policy and Your Right to Cancel..........   12
Premium Payments and Allocation of Premium.............   13
 Premium Flexibility...................................   13
 Ways to Pay Premium...................................   13
 Processing Premium Payments...........................   13
 Premium Limitations...................................   14
Policy Values..........................................   14
 How the Value of Your Policy is Calculated............   14
 Separate Account Policy Value.........................   14
 Guaranteed Interest Accounts Policy Value.............   14
Policy Face Amount and Death Benefit...................   14
 Death Benefit Options and Minimum Death Benefit.......   14
 Changing the Death Benefit Option.....................   15
 Decreasing the Policy Face Amount.....................   15
 Requests for Decrease in Face Amount..................   15
 Effects of Loans, Withdrawals and Requested Decreases
   in Face Amount on Death Benefit.....................   15
 Payment of Death Benefit..............................   15
 Limitations on Payment of the Death Benefit...........   16
Surrenders and Withdrawals.............................   16
 Surrenders............................................   16
 Withdrawals...........................................   16
 Processing and Payment of Surrenders, Withdrawals.....   17
Policy Loans...........................................   17
 Overloan Protection Option............................   17
Systematic Income Program..............................   18
Transfer of Policy Value...............................   18
 Internet, Interactive Voice Response and Telephone
   Transfers...........................................   18
 Transfer Restrictions for the Guaranteed Interest
   Accounts............................................   18
Charges and Deductions.................................   19
   General.............................................   19
   Charges Deducted from Premium Payments..............   19
   Periodic Charges....................................   19


Heading                                                   Page

   Loan Interest Rates...................................   20
   Costs for Policy Riders...............................   20
   Conditional Charges...................................   20
   Tax Charges...........................................   21
   Underlying Fund Charges...............................   21
Market Timing and Other Disruptive Trading...............   21
Allocation Programs......................................   22
 Asset Allocation and Strategic Programs.................   22
Systematic Transfer Programs.............................   23
 Asset Rebalancing Program...............................   23
 Dollar Cost Averaging Program...........................   23
 Enhanced Dollar Cost Averaging Program..................   23
 Use of Dollar Cost Averaging with Asset Rebalancing and
   Allocation Programs...................................   24
Policy Lapse and Reinstatement...........................   24
 Lapse...................................................   24
 No Lapse Guarantee Benefit..............................   24
 Termination.............................................   24
 Reinstatement...........................................   24
Other Available Policy Benefits..........................   25
 Alternate Surrender Value Rider.........................   25
 Disability Payment of Specified Premium Rider...........   25
 Individual Level Term Rider.............................   25
 Survivor Purchase Option Rider..........................   25
 No Lapse Guarantee Rider................................   26
 Overloan Protection Rider...............................   26
 Policy Exchange Option Rider............................   26
General..................................................   26
 Postponement of Payments................................   26
 Amendments to Policies..................................   26
 Reservation of Company Rights to Change the Separate
   Account...............................................   26
Tax Considerations.......................................   26
 General.................................................   26
 Income Tax Status.......................................   26
 Policy Benefits.........................................   27
 Business and Corporate-Owned Policies...................   28
 Modified Endowment Contracts............................   28
 Limitations on Unreasonable Mortality and Expense
   Charges...............................................   28
 Qualified Plans.........................................   29
 Diversification Standards...............................   29
 Owner Control...........................................   29
 Change of Ownership or Insured or Assignment............   29
 Other Taxes.............................................   29
 Withholding.............................................   29
The Phoenix Companies, Inc. -
  Legal Proceedings about Company Subsidiaries...........   30
Financial Statements.....................................   30
Distribution of Policies.................................   30
 Compensation............................................   31
 Percentage of Premium Payment...........................   31
 Promotional Incentives and Payments.....................   31
 Preferred Distribution Arrangements.....................   31
Appendix A - Investment Options..........................   32

Index of Special Terms
--------------------------------------------------------------------------------

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. The word or term will appear in italics the first time it appears on that page.


                                     Page
                                     ----
Amount at risk......................   19
Base face amount....................   14
Company.............................    9
First death.........................   11
Good order..........................   11
Investment options..................    4
Modified endowment contract ("MEC").   28
Monthly calculation date............   19
Monthly deduction amount............   19
Net premium.........................   13
Net surrender value.................    4
No lapse guarantee premium..........   24
Policy anniversary..................   12
Policy date.........................   12
Policy value........................   14
Policy year.........................   12
Total cumulative premium test.......   24
Total face amount...................   14
Valuation date......................   13

Summary of Benefits and Risks
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they first appear. See the "Index of Special Terms" to see where the best description of certain terms appears.

This prospectus contains information about the material rights and features of the variable life policy that you should understand before investing. This summary describes the basic benefits and risks of the policy.

Summary of Policy Benefits

Death Benefits
This policy is a flexible premium variable universal life insurance policy that can insure two to five lives. The policy is first and foremost, a life insurance policy. While the policy remains in force we will pay a death benefit to the named beneficiary upon the first death of a person insured under the policy. You have a choice of three death benefit options with the policy:

.. Death Benefit Option A will equal the policy's face amount, or the minimum death benefit, if greater.

.. Death Benefit Option B will equal the face amount plus the policy value, or the minimum death benefit, if greater.

..  Death Benefit Option C will equal the face amount plus the Death Benefit
   Option C Increase Amount, or the minimum death benefit, if greater. This option is only available at policy issue.

The minimum death benefit is equal to the policy value on the date of death increased by a percentage taken from a table in the policy based on the attained age of the oldest insured person at the beginning of the policy year in which death occurs.

The death benefit we pay will be reduced by any unpaid policy loan amounts and, unless the No Lapse Guarantee is in effect, unpaid policy charges.

Surrenders and Withdrawals
While the insureds are living, you may surrender the policy for its net surrender value. The net surrender value is the policy value reduced by outstanding loans and loan interest and any applicable surrender charge.

Beginning in the second policy year, subject to certain limitations, you may take withdrawals from the policy. You may incur a partial surrender charge on the amount withdrawn.

A withdrawal is not permitted if it would reduce the net surrender value to zero or would reduce the face amount below the minimum face amount for the policy. A withdrawal reduces the policy values, may reduce the face amount of the policy and may increase the risk that the policy will lapse. A withdrawal will reduce the death benefit payable regardless of the policy's death benefit option.

Surrenders and withdrawals may have adverse tax consequences.

Loans
Generally, you may borrow up to 100% of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We count any outstanding loans and loan interest toward the applicable limit. Taking a loan may have adverse tax consequences and may increase the risk that your policy will terminate.

Investment Choices
You may direct your premium to a wide variety of investment options available through the Separate Account, and to the Guaranteed Interest Accounts. Each investment option of the Separate Account invests directly in an underlying fund. You may generally transfer policy value among any of the Separate Account investment options and the Guaranteed Interest Accounts while continuing to defer current income taxes. Your ability to make transfers is limited by
(1) imitations on transfers into and from the Guaranteed Interest Accounts contained in the policy and (2) restrictions on frequent trading and market timing activity imposed by us and the underlying funds, and (3) our right to suspend your transfer privileges after your twelfth transfer in each policy year. Each of these limitations is summarized in this prospectus or, in the case of limitations imposed by the funds, the applicable fund's prospectus.

Asset Allocation and Strategic Programs
You may also elect an asset allocation or strategic program through which to allocate your premiums and policy value. Participation in a program is optional. Although we may offer other programs in the future, whether those programs will be made available to both current and prospective policy owners will be determined at our sole discretion.

Flexible Premiums
This policy allows for flexible premiums, which means that, within limitations, you may choose the amount of premium to allocate to the policy. The only premium you must pay is the minimum initial premium. Unless your initial premium is sufficient to keep the policy in force over time, additional premium payments may be required to prevent policy lapse. The minimum premium we will accept is $25.00.

Other Available Insurance Benefits
The following additional coverages and features may be available to you by rider. We currently make the following optional riders available with the policy. These riders increase a policy's charges.


.. Alternate Surrender Value Rider (minimum first year premium of $100,000 required for rider purchase)


..  Disability Payment of Specified Premium Rider (maximum issue age is 60)

..  Individual Level Term Rider

..  Survivor Purchase Option Rider


We also attach the following riders to the policy at issue. The riders may involve extra cost to you as indicated in the Fee Tables in this prospectus.


..  No Lapse Guarantee Rider (maximum issue age is 85)

..  Overloan Protection Rider

..  Policy Exchange Option Rider

Your Right to Cancel the Policy
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us at our administrative office within ten days after you receive it. Your state may require a longer period. The period applicable to your policy will be shown on the policy's first page.

Summary of Policy Risks

Suitability Risk
Variable life insurance is designed for long-term financial planning, and the policy is not suitable as a short-term investment. Additionally, this policy is not suitable if you intend to utilize short-term trading strategies. Surrender charges apply during the first ten policy years; therefore, it may not be appropriate for you to purchase a policy if you foresee the need to withdraw all or part of your policy value during the first few policy years. Also, while the policy offers a variety of available investment options and the potential for appreciation, the policy is a life insurance contract containing policy charges and charges associated with the investment options of the Separate Account. These charges will reduce your policy value.


Replacements
Replacing any existing policy with this policy may not be to your advantage. You should talk with your registered representative before you replace your variable life insurance policy. You should carefully compare the risks, charges, and benefits of your existing policy to the replacement policy to determine if replacing your existing contract benefits you. Additionally, replacing your policy could result in adverse tax consequences so you should also consult with your tax professional. You should know that once you have replaced your variable life insurance policy, you generally cannot reinstate it unless the insurer is required to reinstate the previous policy under state law. This is true even if you choose not to accept your new variable life insurance policy during your "right to cancel" period.

Conflicts of Interest
Broker-dealers and registered representatives often sell products issued by several different and unaffiliated insurance companies and the amount of compensation payable may vary significantly. Additionally, compensation paid to a broker-dealer or registered representative will also vary between products issued by the same insurance company, including additional compensation payable as part of certain service arrangements. A broker-dealer and its registered representatives may have an incentive to promote or sell one product over another depending on these differences in the compensation, potentially resulting in the sale of a product that may not be the best product to suit your needs. You should talk to your registered representative if you have questions about potential conflicts of interest that may be created by varying compensation plans. You can find more information about the types of compensation arrangements we offer in the "Distribution of Policies" section of this prospectus.


Tax Effects
Existing tax laws that currently provide favorable treatment of life insurance death benefit proceeds and deferred taxation of any increase in policy value due to investment earnings may change at any time. Generally, under current federal income tax law, death benefits are not subject to income taxes. Earnings on the policy value invested in the Separate Account or the Guaranteed Interest Accounts are not subject to income taxes until there is a distribution from the policy. Taking a loan or a full or partial surrender from the policy could result in recognition of income for tax purposes. Additionally, certain funding circumstances may cause a policy to become a modified endowment contract or (MEC). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions from a MEC policy received prior to the policyowner's attainment of age 59 1/2 are subject to a 10% penalty tax.

Risk of Lapse
Your policy will be at risk of terminating if the policy value less policy loans and accrued loan interest is not sufficient to cover the monthly charges due and the policy does not have a No Lapse Guarantee in effect. Your policy value will be reduced by the amount of any withdrawal, and any applicable withdrawal and partial surrender charge, and the amount of any loan, and loan interest due. Additionally, poor investment experience will also decrease your policy value. Therefore, these factors increase the risk that your policy will lapse, requiring you to make additional premium payments to keep the policy in force. Before your policy terminates, you will have a grace period during which we will alert you to an impending lapse and give you an opportunity to keep the policy in force by paying a specified amount. If the policy lapses, you may be given the opportunity to reinstate it by making the required premium payment and satisfying our other reinstatement requirements.

Investment Risk
The value of your policy will fluctuate with the performance of the Separate Account investment options you select. The investment options may decline in value and the underlying funds may not meet their stated objectives or perform to your expectations. You bear the investment risk, whether a gain or a loss, for any premium allocated to the Separate Account investment options. A comprehensive discussion of an underlying fund's risks may be found in that fund's prospectus.

Transfer Risk

Transfers and deposits to the Guaranteed Interest Accounts may be limited to a total of $250,000 during any one week period and $1,000,000 in any 12-month period. Transfers out of the Guaranteed Interest Accounts are generally limited to one transfer per year. The amount you may transfer out of the Guaranteed Interest Accounts is limited based on a schedule described later in the prospectus. Additionally, we reserve the right to reject or restrict transfers among investment options if we or an underlying fund determine the transfers reflect disruptive trading, or following your twelfth transfer in any policy year.


Early Surrender Risk
This policy is designed to be held for the long-term. Surrender charges apply to surrenders, withdrawals, and face amount decreases taken in the first ten policy years. It is possible that a policy will have little or no net surrender value during the early policy years.

Limitations on Access to Cash Value

Policy loans are subject to maximum and minimum amounts. Withdrawals from the policy are not available in the first policy year. When available, withdrawals are subject to maximum and minimum amounts and we reserve the right to charge a withdrawal fee of $25.00 per withdrawal. Withdrawals may reduce the policy face amount and may be subject to a partial surrender charge. Because of these charges and restrictions, there will be less cash value available for loans and withdrawals in the policy's early years.


Policy Charge Risk
We have the right to increase certain policy and rider charges; however, these charges are capped at the maximums shown in the Fee Tables included in the following pages.

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. There are two tables describing the policy charges. The table below describes the fees and expenses that you will pay at the time that you make premium payments, surrender the policy, transfer policy value between investment options, or exercise the certain riders.
Fee Tables
--------------------------------------------------------------------------------

                               Transaction Fees


               Charge                          When Deducted
-----------------------------------------------------------------------
Premium Expense Charge                Upon premium payment
-----------------------------------------------------------------------
Surrender Charge/1, 2, 4/             Upon surrender during the first
                                      ten policy years





-----------------------------------------------------------------------
Partial Surrender Charge/2, 3, 4, 6/  1) Upon withdrawal of policy value;
                                      2) Upon face amount decrease




-----------------------------------------------------------------------
Transfer Charge                       Upon transfer

-----------------------------------------------------------------------
Withdrawal Fee/6/                     Upon withdrawal
-----------------------------------------------------------------------
Overloan Protection Option            On the next monthly calculation
Charge/5/                             date following exercise of the
                                      option
-----------------------------------------------------------------------
Policy Exchange Option Rider          Upon exercise of the rider
Fee
-----------------------------------------------------------------------


               Charge                                        Amount Deducted
----------------------------------------------------------------------------------------------------
Premium Expense Charge                Maximum of 8% of each premium payment
----------------------------------------------------------------------------------------------------
Surrender Charge/1, 2, 4/             Maximum of $40.07 to minimum of $4.18 per $1,000 of
                                      face amount.

                                      Representative charge for a male age 35; female age 35,
                                      $375,000 face amount, Death Benefit Option A, both in the
                                      preferred risk class:
                                        $12.00 per $1,000 of face amount
----------------------------------------------------------------------------------------------------
Partial Surrender Charge/2, 3, 4, 6/  Maximum of $40.07 to a minimum of $4.18 per $1,000 of face amount

                                      Representative charge for a male age 35; female age 35,
                                      $375,000 face amount, Death Benefit Option A, both in
                                      preferred risk class:
                                        $12.00 per $1,000 of face amount
----------------------------------------------------------------------------------------------------
Transfer Charge                       Maximum of $25 per transfer after the first twelve transfers;
                                      not currently charged.
----------------------------------------------------------------------------------------------------
Withdrawal Fee/6/                     Maximum of $25.00 per withdrawal; not currently charged.
----------------------------------------------------------------------------------------------------
Overloan Protection Option            3.5% of the policy value
Charge/5/

----------------------------------------------------------------------------------------------------
Policy Exchange Option Rider          Maximum of $100.00
Fee
----------------------------------------------------------------------------------------------------

/1/ This charge is incurred only if there is a full surrender and is reduced by any partial surrender charge previously assessed.
/2/ This charge varies according to the gender, issue age, and risk class of each insured and decreases over the time the policy is in force. No surrender charge is applied after the policy anniversary on or following the oldest insured's attained age 121.

/3/ This charge is incurred only if there is a withdrawal or face amount decrease. To determine the charge, the full surrender charge is multiplied by the result of dividing the withdrawal amount by the net surrender before the withdrawal. In the case of a face amount decrease, the full surrender charge is multiplied by the result of dividing the decrease in base face amount by the base face amount before the decrease.

/4/ This charge varies based on the insured's individual characteristics. The surrender charges shown in this table may not be typical of the charges a particular policy owner will pay. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon the age and risk class of the persons you wish to insure, the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration. Your policy's specifications pages will show the surrender charges for your policy.
/5/ This benefit is provided by rider that is automatically made a part of the policy.

/6/ Withdrawals and face amount decreases are subject to both the Partial
    Surrender Charge and the Withdrawal Fee; however, we do not currently charge the Withdrawal Fee and we will not charge a Withdrawal Fee on any withdrawal taken on and following the oldest insured's 121/st/ birthday.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, not including fund fees and expenses.

              Periodic Charges Other than Fund Operating Expenses


           Charge                    When Deducted                                  Amount Deducted
------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance/1, 2, 3, 6/  On each monthly             Maximum of $83.33 to a minimum of $.0083 per $1,000 of amount at
                               calculation date*           risk

                                                           Representative charge for a male, age 35; female, age 35, $375,000 face amount both in preferred risk class:
                                                             $0.0250 per $1,000 of amount at risk
------------------------------------------------------------------------------------------------------------------------------
Coverage Charge/2, 4, 6/       On each monthly             Maximum of $68.42 to a minimum of $0.0661 per $1,000 of face
                               calculation date* for the   amount
                               first ten policy years
                                                           Representative charge for a male, age 35; female, age 35, $375,000 face amount, Death Benefit Option A, both in preferred risk class:
                                                             $0.1056 per $1,000 of face amount
------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk     On each monthly             Policy years 1-20
Charge/6/                      calculation date*           Maximum charge is 0.50% on an annual basis of investments in the
                                                           Separate Account investment options;

                                                           Policy years 21 +
                                                           Maximum charge is 0.30% on an annual basis of investments in the
                                                           Separate Account investment options.
------------------------------------------------------------------------------------------------------------------------------
Administrative Charge/6/       On each monthly             Maximum of $10.00
                               calculation date*
------------------------------------------------------------------------------------------------------------------------------
Tax Charges                    When we become liable for   Currently, there are no charges for taxes; however, we reserve the
                               taxes                       right to impose a charge should we become liable for taxes in the future.
------------------------------------------------------------------------------------------------------------------------------
Loan Interest Rate Charged/5/  Interest accrues daily and  Maximum annual net cost is 1%
                               is due on each policy
                               anniversary
------------------------------------------------------------------------------------------------------------------------------


/1/ Cost of insurance rates will vary according to the insureds' ages at issue, genders and risk classifications at issue, the policy year and the ratio of policy value to death benefit. Cost of insurance charges will generally increase as the insureds age. This table shows cost of insurance rates for standard risks. Additional charges, if any, may be assessed for risks associated with certain health conditions, occupations or avocations. These additional charges are included in the maximum cost of insurance shown above.

/2/ This charge varies based on the insureds' individual characteristics. The cost of insurance and coverage charges shown in this table may not be typical of the charges a particular policy owner will pay. Before you purchase the policy, we will provide you personalized illustrations of the future benefits under the policy based upon the age and risk class of the persons you wish to insure, as well as the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration. Your policy's specifications pages will show the cost of insurance and coverage charges for your policy.
/3/ The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.
/4/ The coverage charge varies based on the insureds' ages, genders and risk classifications at issue.

/5/ The maximum net cost to the policy is the difference between the rate we charge for the outstanding loan, which is guaranteed not to exceed 4%, and the rate we credit the loaned portion of the Guaranteed Interest Account, which is guaranteed to be at least 3%. This loan interest charge is assessed against outstanding loan amounts and accrued interest.

/6/ This charge does not apply beginning on the policy anniversary on which the oldest insured's attained age reaches 121.
* The monthly calculation date is the day each month on which we assess these charges. The monthly calculation date is the same date each month beginning with the policy date.

This table shows the charges you will pay periodically for certain riders you elect to add to your policy. Other riders are available with this policy for which no separate rider charge is assessed but that may increase monthly cost of insurance deductions. We describe riders later under "Other Available Policy Benefits."

                   Other Available Policy Benefits Expenses


             Charge                  When Deducted                                Amount Deducted
------------------------------------------------------------------------------------------------------------------------------
Alternate Surrender Value          On each monthly    Maximum of 5% to a minimum of 3% of one-twelfth of the target
Rider/1,3/                         calculation date*  annual premium

                                                      Representative charge for a male, age 35; female age 35, $375,000 face amount, Death Benefit Option A, both in preferred risk class, with the 4-year benefit period:
                                                        $9.53
------------------------------------------------------------------------------------------------------------------------------
Disability Payment of              On each monthly    Maximum of $0.6363 to a minimum of $0.1899 per $100 of premium
Specified Premium Rider            calculation date*  waived
(Disability Benefit Rider)/1, 2/
                                                      Representative charge for a male, age 35, $375,000 face amount,
                                                      Death Benefit Option A, in preferred risk class:
                                                        $0.2358 per $100 of premium waived
------------------------------------------------------------------------------------------------------------------------------
Individual Level Term Rider/1, 4/  On each monthly    Maximum of $83.33 to a minimum of $0.554 per $1,000 of level term
(Cost of Insurance)                calculation date*  face amount/3/

                                                      Representative charge for a male, age 35, $200,000 face amount,
                                                      Death Benefit Option A, in preferred plus risk class:
                                                        $0.0803 per $1,000 of amount at risk/3/
------------------------------------------------------------------------------------------------------------------------------
Individual Level Term Rider/1/     On each monthly    Maximum of $26.32 to a minimum of $.5668 per $1,000 of level term
(Coverage Charge)                  calculation date*  face amount

                                                      Representative charge for a male, age 35, $200,000 face amount,
                                                      Death Benefit Option A, in preferred plus risk class:
                                                        $0.151 per $1,000 of face amount
------------------------------------------------------------------------------------------------------------------------------
Survivor Purchase Option           On each monthly    Maximum of $0.3125 to a minimum of $0.0033 per $1,000 of total
Rider/1, 4/                        calculation date*  face amount/5/

                                                      Representative charge for a male, age 35; female age 35, $375,000 face amount, Death Benefit Option A, both in preferred plus risk class:
                                                        $0.0108 per $1,000 of face total amount/5/
------------------------------------------------------------------------------------------------------------------------------


/1/ The charge for this rider varies based on the insureds' issue ages, genders and risk classification, as well as the face amount of the policy and additional coverage amounts provided by riders attached to the policy. The charges shown in this table may not be typical of the charges a particular policy owner will pay. Your policy's rider specifications pages will indicate the costs applicable to your policy. If you would like information on the charges for the Alternate Surrender Value Rider, Disability Payment of a Specified Amount Rider, Individual Level Term Rider or Survivor Purchase Option Rider that would apply to your particular situation, you may request a personalized illustration from your financial representative or by calling us at 1-800-417-4769.

/2/ The charge for this rider also varies based on the specified benefit amount.

/3 /The charge for this rider also varies based on the benefit period you elect.

/4 /The charge for this rider increases as the insureds age.

/5/ The total face amount is the face amount of the base policy and the amount of coverage provided by the Individual Level Term Rider.

* The monthly calculation date is the day each month on which we assess these charges. The monthly calculation date is the same date each month beginning with the policy date.


The table below shows the minimum and maximum fees and expenses as a percentage of daily net assets, for the year ended December 31, 2007, charged by the funds that you may pay indirectly during the time that you own the policy. Total Annual Fund Operating Expenses are deducted from a fund's assets and include management fees, distribution and/or 12b-1 fees, and other expenses but do not include any redemption fees that may be imposed by various funds. More detail concerning each of the fund's fees and expenses is contained in the prospectus for each fund.


                     Total Annual Fund Operating Expenses


                                                    Minimum Maximum
             Gross Annual Fund Operating Expenses    0.31%   1.73%
             Net Annual Fund Operating Expenses/1/   0.28%   1.73%



/1/ Phoenix Variable Advisors, Inc, advisor to the Phoenix Edge Series Fund, and other advisors and/or other service providers to the funds have contractually agreed to reduce the management fees or reimburse certain fees and expenses for certain funds. The Gross Annual Fund Operating Expenses shown in the first row of the table do not reflect the effect of any fee reductions or reimbursements. The Net Annual Fund Operating Expenses shown in the second row reflect the effect of fee reductions and waiver arrangements that are contractually in effect at least through April 30, 2009. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses. See each fund's prospectus for details about the annual operating expenses of that fund and any waiver or reimbursement arrangements that may be in effect.

Description of PHL Variable Insurance Company
--------------------------------------------------------------------------------

In this prospectus, the "Company," "we," "us," and "our" refers to PHL Variable Insurance Company. PHL Variable sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899. PHL Variable is obligated to pay all amounts contractually owed under the policies.

Description of PHLVIC Variable Universal Life Account
--------------------------------------------------------------------------------

PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or of the Company.

The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the policy value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment options of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Policy Values" for more details on unit values and to "the Underlying Funds" for more information about the funds.

PHL Variable does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

We reserve the right to add, remove, modify, or substitute underlying funds in which the Separate Account invests.


Your registered representative should provide you with a copy of this prospectus at the time you apply for a policy. You may obtain a copy of the underlying fund prospectuses by calling the VULA at the phone number located on the front page of this prospectus. Additionally, we will provide a copy of these prospectuses when you have purchased the policy. We will provide you updated prospectuses for your policy and the underlying funds at least annually.


Performance History
We may choose to include performance history of the investment options or the underlying funds in advertisements, sales literature or reports. Performance information about each investment option is based on past performance and is not an indication of future performance.

Voting Rights
--------------------------------------------------------------------------------

We legally own all fund shares held by the investment options; however, we vote those shares at shareholder meetings according to voting instructions we receive from policy owners with an interest in the investment options. We may decide to vote the shares in our own right should the law change to permit us to do so.


While your policy is in effect, you may provide us with voting instructions for each investment option in which you have an interest. We determine the number of votes you may cast by applying your percentage interest in an investment option to the total number of votes attributable to the investment option. When determining the number of votes, fractional shares will be recognized.

We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of policy owners controlling the vote.


We may ask you to provide voting instructions for such items as:


1)the election or removal of the fund's Trustees;


2)the ratification of the independent accountants for the fund;

3)approval or amendment of investment advisory agreements;

4)a change in fundamental policies or restrictions of the fund; and

5)any other matters requiring a shareholder vote.

The Underlying Funds
--------------------------------------------------------------------------------

Each underlying fund available through the policy is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

The underlying funds offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity or life product in cooperation with a fund family or distributor (e.g. a "private label" product), the company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each underlying fund is reviewed periodically after having been selected. Upon review, the Company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the Company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant policy owner assets.

In addition, if any of the underlying funds become available for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the policy, we may substitute shares of another underlying fund for those held by the affected investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new investment options available.

Each underlying fund and the associated investment option of the Separate Account is subject to market fluctuations and has varying degrees of risk and there can be no assurance that any investment option or underlying fund will achieve its stated investment objective.

You will find detailed information about the underlying funds and their inherent risks in their current prospectuses. Copies of the fund prospectuses may be obtained by contacting us at the address or telephone number provided on the first page of this prospectus. You should read these prospectuses carefully.

For additional information concerning the available investment options, please see Appendix A.

Administrative, Marketing and Support Service Fees

The Company and the principal underwriter for the policies have entered into agreements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Variable Advisors, Inc., with whom we are affiliated. These agreements compensate the Company and the principal underwriter for the policies for providing certain administrative, marketing, or other support services to the underlying funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the policies incur in promoting, issuing, distributing and administering the policies. As stated previously, such payments are a factor in choosing which funds to offer in the Company's variable products. These payments may be significant and the Company and its affiliates may profit from them.



The payments are generally based on a percentage of the average assets of each underlying fund allocated to the investment options under the policy or other policies offered by the Company. The amount of the fee that an underlying fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.40% of the average net assets of an underlying fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its Total Annual Operating Expenses and is not paid directly from the assets of your variable insurance policy.


The Guaranteed Interest Accounts
--------------------------------------------------------------------------------


In addition to the Separate Account, you may allocate premiums or transfer values to the Guaranteed Interest Account or Long-term Guaranteed Interest Account (collectively, the Guaranteed Interest Accounts). Amounts you allocate to the Guaranteed Interest Accounts are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit any excess interest as determined by us based on expected investment yield information. This minimum rate of return will at least be the minimum nonforfeiture rate required by law, currently 3%.

In general, you may make only one transfer per policy year from the Guaranteed Interest Accounts. The Long-term Guaranteed Interest Account has more restrictive transfer limitations on transfers out of the general account than the Guaranteed Interest Account so that longer term investments can be made. Additionally, we may impose limitations on the amounts of premium or policy value that can be allocated to or transferred into or out of the Guaranteed Interest Accounts. These limitations are described below.


Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The features specific to each type of Guaranteed Interest Account are summarized below.

Guaranteed Interest Account

We reserve the right to limit transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy and to limit transfers and premium payments to the Guaranteed Interest Account to $1,000,000 over a 12-month period. However, at any time within the first eighteen months from the policy date, you may elect to transfer all assets held in the investment options to the non-loaned portion of the Guaranteed Interest Account without any transfer charge or being subject to the restrictions described in this section.

Except as provided below, the amount that can be transferred out of the Guaranteed Interest Account is limited to the greater of $1,000 or 25% of the policy value in the non-loaned portion of the Guaranteed Interest Account as of the date of the transfer. You may transfer the total non-loaned policy value out of the Guaranteed Interest Account to one or more of the investment options over a consecutive 4-year period according to the following schedule:


                   .First Year:     25% of the total value
                   .Second Year:    33% of remaining value
                   .Third Year:     50% of remaining value
                   .Fourth Year:    100% of remaining value


These restrictions are waived for payments made under the Systematic Income Program (see the "Systematic Income Program" section of this prospectus for details about this program). Also, under the Dollar Cost Averaging Program, you may transfer premium allocated to the Guaranteed Interest Account to your selected options within the program by a series of transfers in approximately equal amounts over a period of at least six months.


Long-term Guaranteed Interest Account

The amount that can be transferred out of the Long-term Guaranteed Interest Account each policy year is limited to the greatest of (a) $1,000, (b) 10% of the policy value in the Long-term Guaranteed Interest Account as of the date of the transfer, or (c) the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year. As a result, you may not be able to completely transfer your policy value from the Long-term Guaranteed Interest Account for a period of years. This transfer limitation does not apply if you have the Systematic Income Program in effect for your policy (see the "Systematic Income Program" section of this prospectus for details about this program).

Transfers from the Long-term Guaranteed Interest Account are not permitted under the Dollar Cost Averaging Program and the Long-term Guaranteed Interest Account may not be used with the Asset Rebalancing Program.


We reserve the right to limit transfers to the Long-term Guaranteed Interest Account to no more than $250,000 during any one-week period per policy and to limit transfers and premium payments to $1,000,000 over a 12-month period.

The Policy
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable universal life policy insuring the lives of two to five people. The policy provides for one death benefit which is payable upon the death of the first insured to die, the first death. The policy also has net surrender value, a loan privilege, and other features also available in a traditional fixed benefit whole life policy. However, the policy allows you to allocate your net premium to one or more investment options of the Separate Account or the Guaranteed Interest Accounts. Each investment option of the Separate Account, in turn, invests its assets exclusively in an underlying fund. Accordingly, the policy value varies according to the investment performance of the funds to which net premiums have been allocated.


Except for increases in face amount resulting from a change from Death Benefit Option A to Death Benefit Option B, while the policy does not allow for increases to the face amount of coverage after issue, generally, you may decrease the death benefit coverage beginning in the second policy year. You may decrease the face amount and may decrease any additional coverage provided for the insureds under the optional Individual Level Term Rider. The policy can provide a No Lapse Guarantee benefit through a rider attached to the policy if all insureds are age 85 or younger at the time the policy is issued and you elect Death Benefit Option A at issue and meet the rider's terms. This benefit guarantees that the policy will not lapse as a result of inadequate cash value if your policy meets certain criteria. The policy may also provide a persistency bonus following the twenty first policy anniversary. No bonus amount is guaranteed; however, any bonus payable would be determined by multiplying the bonus percentage, if any, by the non-loaned policy value. These and other policy features are described later in this prospectus.


You may contact us about the policy through our VPMO or VULA as listed on the first page of this prospectus. We will process your premiums and policy requests when we receive them in good order. "Good order" means that we have received all necessary documents and properly completed forms at the designated office.

Contract Rights: Owner, Insured, Beneficiary, Assignment

Owner
The owner is the person or entity named in the application for the policy or, if the ownership of the policy has changed, the person or entity we have listed as the owner in our records. The owner will generally make the choices that determine how the policy operates while it is in force. If more than one person is named as the owner of the policy, we will act only on requests made by all owners, unless we and the owners agree otherwise. If the owner who is not also insured under the policy dies before an insured, ownership of the policy will pass to the surviving joint owner(s), if any, unless designation of a different successor owner has properly filed with us.

When we use the terms "you" or "your" in this prospectus, we are referring to the owner or, if the policy was issued as a group contract, we are referring to the certificate holder. If, during the existence of the policy, a third party offers you consideration to transfer ownership of your policy or any interest in your policy, including by means of a collateral or absolute assignment to such third party, we, or one of our affiliates, may have the right to offer compensation for your policy before we process the transfer in ownership. We will require information that is necessary for us to determine the amount of such consideration we will offer for your policy. We may require evidence of the amount and validity of the offer. If we offer you consideration for your policy, and you accept, we will process your acceptance upon receipt in good order at our VPMO.


Insured
The insureds are the persons on whose lives the policy is issued. You name the insureds in the application for the policy. A policy may be issued to insureds ages 18 through 85 for most underwriting classes. We will require that you provide evidence that each person to be insured is, in fact, insurable.

Beneficiary
The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and contingent. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to VPMO. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living at the time of the first death and you were not an insured, we will pay you the death benefit. If you were an insured under the policy, we will pay the death benefit to your estate.

Assignment
You may assign the policy. We will not be bound by such assignment until we receive a written copy of the assignment at VPMO, nor will we be liable for any payment we make before then. We assume no responsibility for determining whether an assignment is valid.

Purchasing a Policy and Your Right to Cancel
You may purchase a policy on the life of any person as long as you are at least 18 years old, and have an insurable interest in the life of the person to be insured. You must also have the consent of the person to be insured. We may decline to issue you a policy if the insured does not meet our underwriting standards.

How to Purchase a Policy
To purchase a policy, you must complete an application with your registered representative. The persons to be insured may be required to undergo medical examination. We base our insurance risk rates on the each insured's gender, age and risk classification at issue. We may require certain medical information in order to determine the risk class of the person to be insured. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We may decline to issue a policy if the insured does not meet our underwriting standards.

The minimum initial premium is due no later than the policy date. The policy date is the date shown on the specifications pages and is the date from which policy years and policy anniversaries are measured. Each 12-month period following the policy date is a policy year and each anniversary of the policy date is a policy anniversary. If you submit the initial premium before the policy date, we will consider the payment not in good order and will deposit it to a non-interest bearing account. If we decline coverage, we will refund your initial premium payment. If we approve you for coverage, we will apply the initial premium payment, less the premium expense charge to the policy, as described under "Processing Premium Payments" below and in accordance with the Right to Return provision in the policy.


We will determine the minimum initial premium based on the selected face amount for the policy, including amounts provided by rider, the death benefit selected at issue and the insureds' rating characteristics and the minimum initial premium will be at least $1,000. The minimum initial premium will be shown on the policy's specifications page.


The insureds must be alive when the initial premium is paid. You must deliver the initial premium to your registered representative, who will forward it to our underwriting department. If, for any reason, your initial net premium payment is insufficient, we will not consider the premium payment to be in good order until we receive the balance due. If we receive your initial premium after the policy date, and monthly charges are due for the policy, we will deduct the premium expense charge, apply the payment to the policy, and immediately deduct the amount of any monthly charges due.

Your Right to Cancel
State law provides a policy owner with a right to return and cancel the policy for a limited period, generally 10 days, following receipt of the policy. Should you elect to return your policy under your right to cancel, we will treat your policy as if we had never issued it.

The amount of premium refund you will receive depends on the law of the policy's issue state. Depending on the law of the issue state, the refund will equal either:

  .  the policy's value on the date of cancellation; or


  .  premium paid less loans, interest and withdrawals.


For states that require the refund of policy value, we will return the sum of the following as of the date we receive the returned policy:


  . the current policy value less any outstanding loans and accrued loan interest; plus


  .  any monthly deductions and other charges made under the policy.


For policies issued in states that require the full premium, less any amount surrendered or withdrawn to be refunded upon cancellation during the right to cancel period ("return of premium states"), and policies issued in certain states pursuant to applications which indicate that the policy is intended to replace existing insurance, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during your right to cancel period) to the money market investment option of the Separate Account. At the expiration of the right to cancel period, the policy value of the money market investment option is allocated among the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your premium allocation instructions in effect. The amount returned upon policy cancellation for a policy issued in a return of premium state will equal any premiums paid less any policy loans and accrued loan interest and less any withdrawals.

Premium Payments and Allocation of Premium
--------------------------------------------------------------------------------

Premium Flexibility

Other than payment of the minimum initial premium, there is no minimum premium required for this policy; however, you must maintain policy value sufficient to pay the charges due on each monthly calculation date in order to keep the policy in force. Payment of premiums will not guarantee that the policy will remain in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. If you select Death Benefit Option A and all insureds are age 85 and younger on the policy date, the policy will be issued with a No Lapse Guarantee benefit. This benefit will prevent the policy from lapsing for insufficient policy value if certain criteria are met. This benefit is described in the "No Lapse Guarantee" benefit section of this prospectus.


Subject to the maximum limitations on premiums described below, you may pay additional premium to the policy at any time before the policy anniversary following the oldest insured's 121/st/ birthday. The minimum premium payment we will accept is $25.00, except when a policy is in its grace period. In that case, the minimum premium we will accept is the amount necessary to prevent the policy from terminating. To pay premiums by check or money order, the amount must be drawn against a U.S. bank and be made in U.S. dollars. We will not accept any starter or third party check unless it meets our administrative requirements. Amounts you pay us by check may not be available for surrender, withdrawal or loan until the check clears the banking system.

Ways to Pay Premium
You may make subsequent premium payments by establishing a planned premium schedule for your policy, participating in our automated payment service, or making unplanned premium payments.


You may establish a planned premium schedule for your policy at the time of application or after issue. At the time of application, you may select (within limits) the planned premium amount for your policy and the frequency with which we will send you premium notices. We currently provide billing at annual, semi-annual, and quarterly intervals. You should note that we do not provide bills for fractional periods. As a result, you may wish to consult your registered representative or the VULA at the phone number listed on the front page of this prospectus to consider the effect of a change to the planned premium arrangement for your policy.


You may elect to pay subsequent premiums via our automated payment service. Under this service, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. Withdrawals from your bank account will be made on the 15th of each month. You may request to begin the pre-authorized check service at any time, unless your policy has entered its grace period.

You can discontinue the automated payment service by contacting our VPMO. We must receive notification of account changes at our VPMO at least 30 days before the next draft date. Upon termination of this service, we will establish your policy on regular billing at the most frequent modal premium available under your policy.

We may automatically switch you to quarterly billing if we are unable to obtain the premium payment from your bank account. We may discontinue this service upon 30 days written notice to you.

You may also make unplanned premium payments by contacting the VULA for the appropriate check processing address.

Processing Premium Payments

When we receive your premium payment in good order, we reduce the payment amount by the premium expense charge shown in the fee table. Generally, the resulting amount, also known as the net premium, is then applied to your policy according to your premium allocation instructions as of the valuation date on which we received the premium in good order.

A "valuation date" is any day on which the net asset value of the units of each investment option of the Separate Account are determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for regular trading and we are open for business. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Valuation dates do not include days when the NYSE is closed, which generally includes weekends and major U.S. holidays. If we receive your premium payment in good order after the close of a valuation day or on a non-valuation day, we will apply it according to the rules below on the next valuation day.


As noted above, for policies issued in return of premium states, initial net premium is allocated to the money market investment option of the Separate Account. You may change your premium allocation instructions at any time by submitting a new premium allocation form to the VPMO, or by contacting us at the phone number shown on the first page of this prospectus. Except for premiums that may cause a policy to become a modified endowment contract (MEC), premiums submitted after the effective date of a premium allocation change will be allocated in accordance with your premium allocation instructions we then have on file.

Usually premium payments received during a grace period, after deduction of the premium expense charge, will first be used to cover any monthly deductions due during the grace period. Any remaining balance will be applied to the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your then current premium allocation instructions. If your policy entered the grace period as a result of loan interest capitalization, we will apply at least a portion of the payment as a loan repayment.

We may delay the application of a subsequent premium payment if applying it would cause the policy to become a MEC. Generally, we will apply the portion of the subsequent premium payment that will not cause the policy to become a MEC and we will refund the balance to you. However, if we receive a subsequent premium payment that will cause the policy to become a MEC within 20 days prior to the policy anniversary date, we will hold the portion of the subsequent premium payment that would cause MEC status. We will apply the remaining portion on the policy anniversary date when it can be applied without creating a MEC. If it is your intention to create a MEC or if you would like the portion of the premium payment that will create a MEC returned to you, you must notify us in writing within thirty days of the policy anniversary date. If you intend to create a MEC, you will be required to sign a form acknowledging that you understand the tax consequences of MEC status.


For policies in which a material change impacting the 7-pay limit or 7-pay period occurred, if the material change caused the start of the 7-pay year to no longer coincide with the policy anniversary, the procedure described above for holding payments may not apply. Generally speaking, the 7-pay limit and 7-pay period are measures of the amount of premium that can be paid into a life insurance contract without causing the contract to become a MEC under federal tax law. For additional information about the 7-pay test, see the "Modified Endowments Contracts" section of this prospectus.

Premium Limitations
We establish maximum premiums and may change them at any time. Additionally, the Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. This policy will be issued to meet the Guideline Premium Test, one of the two tests used to determine if a policy meets IRC rules. More discussion of these tax law requirements is provided under the "Tax Considerations" section of this prospectus.

We reserve the right to refuse any premium payments that would cause the policy to fail the Guideline Premium Test unless such amount is necessary to keep the policy in force. If the total premium limit is exceeded, the policy owner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. If the policy's death benefit requires adjustment as a result of this premium refund, we will make this adjustment effective the date the premium is removed from the policy. We will refund the premium from the Separate Account investment options and the Guaranteed Interest Accounts on a pro rata basis according to your then current allocation instructions unless you request otherwise in writing.

Policy Values
--------------------------------------------------------------------------------

How the Value of Your Policy is Calculated
Your policy value is the sum of the policy's values in the investment options of the Separate Account, and the values in the Guaranteed Interest Accounts.

We will calculate your policy value on each valuation date. If we receive your premium payment or transaction request in good order prior to the close of the valuation date, we will process that premium or transaction using the unit values determined following the close of the NYSE for that day. If we receive your premium or transaction request after the close of the valuation date, we will process that premium or transaction using the unit values calculated for the next valuation date. If a scheduled transaction falls on a non-valuation date, we will process it as of the next valuation date.

Separate Account Policy Value
On each valuation date, the Separate Account policy value is the total of your policy values in each investment option of the Separate Account. When you make a premium payment, and have amounts allocated to the investment options of the Separate Account, we credit your policy with accumulation units. Your net premium purchases units of each Separate Account investment option to which you have allocated premium. We determine the number of accumulation units to credit to each Separate Account investment option by dividing the amount of the net premium payment by the unit value of that Separate Account investment option. The value of a unit of the Separate Account investment options varies from valuation date to valuation date. Changes in the accumulation unit value reflect the investment performance of the underlying fund and the fund's fees and expenses. On each monthly calculation date, we deduct the mortality and expense risk charge from the Separate Account policy value.

Policy transactions that involve amounts allocated to the Separate Account investment options, including loans, withdrawals, and transfers are effected by purchasing and selling the units of the investment options.

Guaranteed Interest Accounts Policy Value
If you allocate premium or transfer money to the Guaranteed Interest Accounts, your policy value includes the value of those amounts. The amount you allocate or transfer to the Guaranteed Interest Accounts will earn interest at the rates we declare from time to time. We guarantee that the rates will not be less than 3.00% on an annual basis. You may determine the current crediting rates for the Guaranteed Interest Accounts by contacting the VULA at the number shown on the first page of this prospectus. Your policy value in the Guaranteed Interest Accounts is not subject to the mortality and expense risk charge. Otherwise, all policy charges apply to this portion of the policy value.

Policy Face Amount and Death Benefit
--------------------------------------------------------------------------------


The policy provides for a base face amount, which is the amount of coverage you select in your policy application subject to our minimum and maximum face amounts for this policy. The face amount will be the same for each insured. Additionally, at the time you apply for the policy, you may also apply for additional face amount coverage for any or all insureds by applying for an Individual Level Term Rider for each insured for which you want additional coverage. The total face amount for each insured is the sum of the base face amount and any coverage provided by an Individual Level Term Rider for that insured.

Death Benefit Options and Minimum Death Benefit
The policy provides a choice of three death benefit options. You initially elect the death benefit option for the policy at the time of application.


   1.Death Benefit Option A will pay the policy's total face amount, or, if greater, the minimum death benefit on the date of the first death.

   2.Death Benefit Option B will pay the policy's total face amount, or if greater, the minimum death benefit on the date of the first death. Death Benefit Option B is a variable death benefit. Because this death benefit option includes policy value, it will vary from day to day due to the performance of the investment options in which you have policy value.

   3.Death Benefit Option C will pay the policy's total face amount plus the Death Benefit Option C Increase Amount on the date of first death or, if greater, the minimum death benefit on that date. The Death Benefit Option C Increase Amount is equal to total premiums paid to the policy less total withdrawals. This option is only available at policy issue.

If Death Benefit Option B or C is in effect on the policy anniversary next following the oldest insured's 121/st/ birthday, we will change the Death Benefit Option to option A and the amount payable under this option will be the greater of the policy's total face amount or the policy value on the date of the first death.

We will determine the minimum death benefit by increasing the policy value on the date of the first death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the oldest insured's attained age at the beginning of the policy year in which the first death occurs.


Changing the Death Benefit Option

Except as described below, beginning in the second policy year, you may change the Death Benefit Option once per policy year prior to the policy anniversary next following the oldest insured's 121/st/ birthday. We will not require evidence of insurability for a change in Death Benefit Option. A change in Death Benefit Option will become effective on the monthly calculation date on or next following the date we approve your written request for the change.

  . Changing from Death Benefit Option A to Death Benefit Option B, decreases the base face amount of the policy by the policy value as of the effective date of the option change.

  . Changing from Death Benefit Option B to Death Benefit Option A increases the base face amount of the policy by the amount of policy value as of the effective date of the option change.

  . Changing from Death Benefit Option C to Death Benefit Option A increases the base face amount of the policy by the Death Benefit Option C Increase Amount.


Additional cost of insurance charges apply to the increased face amount.

Changing death benefit options will not change the surrender charges for the policy.


Once the policy is issued, the following changes in Death Benefit Options are not permitted;

  .  Changing from Death Benefit Option A to Death Benefit Option C.

  .  Changing from Death Benefit Option B to Death Benefit Option C.

  .  Changing from Death Benefit Option C to Death Benefit Option B.


Decreasing the Policy Face Amount

Requests for Decrease in Face Amount

You may request a decrease in face amount at any time beginning in the second policy year. Unless we agree otherwise, the decrease must be at least $25,000 and the base face amount remaining after the decrease must be at least $100,000. Unless you request that we first decrease the coverage under any Individual Level Term Rider that is a part your policy, we will decrease the base face amount of the policy upon your proper request for a decrease.

All face amount decrease requests must be submitted on our form to the VPMO. Face amount decreases will be effective on the first monthly calculation date following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The partial surrender charge will be a portion of the surrender charge that would apply to a full surrender at the time of the decrease. This portion is determined by multiplying the full surrender charge less any partial surrender charge previously assessed on the policy by the result of (a) divided by (b) where
(a) is the amount of the base face amount decrease and (b) is the base face amount before the decrease.


Generally, there will be a pro-rata reduction of the cost of insurance and coverage charges as a result of a face amount decrease.

Effect of Loans, Withdrawals and Requested Decreases in Face Amount on Death Benefit

Loans can reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit. As described in "Withdrawals" below, a withdrawal will decrease the death benefit regardless of the death benefit option in effect. A requested decrease in face amount will reduce the death benefit on the next monthly calculation date by the requested amount of the decrease.


A decrease in the death benefit may have tax consequences.

Payment of Death Benefit

Upon our receipt of due proof of the first death while the policy was in force, we will make the death benefit payment based on the death benefit option then in effect and any applicable riders. However, if the first death occurs on or after the date we receive your written request at our administrative office to surrender the policy, no death benefit will be payable. We will process death benefits at values next computed after we receive the due proof of death, provided this documentation is in good order. Payment of death proceeds usually will be made in one lump sum within seven days, unless another mode of payment has been agreed upon by you and us.


You should know that we offer the Phoenix Concierge Account ("PCA") as the default method of payment for all death claims greater than or equal to $5,000 when the beneficiary is an individual, trust or estate. The PCA is generally not offered to corporations or similar entities. The PCA is an interest-bearing checking account that is made available to beneficiaries in lieu of a single check. The rate of interest for the PCA is not the same as the minimum rate of interest that applies to the Guaranteed Interest Accounts. You may contact the VULA for current rate information. A beneficiary may opt out of the PCA and may elect one of the payment options described below, or another option we are then offering for this policy before payment of the death proceeds. The PCA is not insured by the FDIC, NSUSIF, or any other state or federal agency which insures deposits. The guarantee of principal is based on the claims-paying ability of the company.

We will pay interest on death proceeds paid in a lump sum at an interest rate as required by applicable state law. If the state does not specify the interest rate, we will use the rate for insurance benefits left on deposit with us in the PCA as described above.


Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary and consistent with insurance practices customary in the life insurance industry. Also, payment may be delayed if allowed or required by law as described in "Postponement of Payments."

Limitations on Payment of the Death Benefit

The death benefit may be limited if any insured commits suicide within certain time periods specified by state law, generally two years from the date that the policy is issued or reinstated, or a policy change requiring evidence of insurability is made. Additionally, we may contest a policy for certain misstatements made in the policy application and in any application for reinstatement or in connection with any policy change requiring evidence of insurability within the two year period following application, reinstatement or the policy change. If we contest the policy on this basis, we will only pay the sum of all monthly deductions taken under the policy for the contested face amount and any premium we required for the contested face amount, whichever is greater.


Also, if any insured's age or gender was misstated in the policy application we will adjust the amount of any death benefit as described in the policy. Upon adjustment, the death benefit will be the amount provided by the most recent monthly insurance charges using correct age and gender for the particular insured.

If the policy was in the grace period on the date of the first death, the death proceeds will be reduced by any outstanding monthly charges, unless a No Lapse Guarantee benefit was in effect for the policy.

Surrenders and Withdrawals
--------------------------------------------------------------------------------

Surrenders
You may surrender the policy for its net surrender value at any time prior to the first death. A policy's net surrender value is the policy value less any applicable surrender charge and less any unpaid policy loans and interest. The amount available for surrender will be the net surrender value at the end of the valuation date on which we receive the policy and the written surrender request in a form satisfactory to us at VPMO.

Withdrawals
Beginning in the second policy year, while the insureds are living you may receive a part of the policy's net surrender value by submitting a written request for a withdrawal to VPMO. You may request one withdrawal per policy month.

We do not permit withdrawals of less than $500 (if required by your state, a lower minimum will be shown on the policy's schedule pages), if the resulting death benefit would be less than the policy's minimum face amount as shown on the specifications pages for the policy, or if the withdrawal would reduce the net surrender value to zero. We may require you to withdraw the entire value allocated to an investment option, or the guaranteed interest accounts if the value remaining in that investment option or either of the guaranteed interest accounts would be less than $500.00 immediately following the withdrawal.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose, we will make the deductions in the same manner as for monthly deductions. You may request that we reduce your policy value by a specific amount that will include the amount of the check you will receive and all applicable charges. This is called a "net withdrawal". Otherwise, any withdrawal from the policy is considered a gross withdrawal, meaning it will reduce your policy value by the sum of the:

  . Withdrawal Amount--the portion of the net surrender value you choose, but not less than $500; plus

  .  Withdrawal Fee--currently set at $0 (not to exceed $25); plus


  . Pro rated Surrender Charge. We deduct a pro rata portion of the surrender charge that would apply to a full surrender. The pro rata portion equals the full surrender charge, less any surrender charge previously deducted, multiplied by the result of (a) divided by (b) where (a) equals the withdrawal amount and (b) equals the net surrender value prior to the withdrawal.

We will reduce your policy's net surrender value by the withdrawal amount and any withdrawal fee. Additionally, withdrawals can reduce a policy's face amount for policies with Death Benefit Option A or Death Benefit Option C.

  . For Death Benefit Option A, if the policy face amount meets the minimum death benefit ratio required by the Internal Revenue Code at the time of the withdrawal, the policy face amount will be reduced by the sum of the withdrawal amount and the withdrawal fee. If the policy face amount does not then meet the minimum death benefit ratio, then the policy face amount will not be reduced until the policy face amount meets the minimum death benefit ratio. When this happens, the policy face amount is reduced by any withdrawal amount remaining after the policy meets the minimum death benefit ratio.

  . For Death Benefit Option C, any withdrawals first reduce the Death Benefit Option C Increase Amount. Once that amount is reduced to zero, any further withdrawals reduce the policy face amount in the same manner as withdrawals reduce the policy face amount for Death Benefit Option A.

For policies with Death Benefit Option B in effect at the time of withdrawal, the amount of the withdrawal will be deducted from the policy value.


Processing and Payment of Surrenders, Withdrawals
A surrender or withdrawal will be effective on the valuation date we receive your written request at the VPMO in good order or, if we receive your request after the end of a valuation date or on a non-valuation date, on the next following valuation date. We generally pay surrendered and withdrawn amounts within seven days of receiving your request in good order.

We may postpone payment of amounts surrendered, withdrawn or loaned under certain circumstances as described in the section of this prospectus entitled "Postponement of Payments."

Policy Loans
--------------------------------------------------------------------------------

As discussed below, you may borrow up to a specified amount of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We will count any outstanding loan toward the applicable limit. We generally do not allow loans under $500 (if required by your state, a lower minimum will be shown on the policy's schedule pages).

You may transfer a policy loan from another life insurance policy to this policy as part of an exchange under Section 1035 of the IRC. When you transfer a policy loan from another life insurance policy in that way, the maximum loan amount under this policy is 75% of the policy's net surrender value. Otherwise, the maximum loan amount is 100% of the net surrender value.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the loaned portion of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from the Separate Account investment options and the Guaranteed Interest Accounts for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as monthly deductions.

The rate of interest we charge on policy loans depends on the policy year in which the loan is taken. The maximum loan interest rates are shown in the "Charges and Deductions" section of this prospectus. Loan interest accrues daily from the date of the loan and is payable in arrears. At the end of each policy year, all interest due will be treated as a new loan and we will transfer the amount of any unpaid loan interest from your Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account or Long-term Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 3%, compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account and then to the investment options or the Guaranteed Interest Accounts in accordance with your most recent premium allocation schedule on file.


You may repay a loan at any time the policy is in force. Unless you designate a policy payment as a loan repayment, we will apply the payment as premium. We apply loan repayments first to pay any outstanding loan interest. We apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Accounts, repaying any loaned portion of the Long-term Guaranteed Interest Account before repaying any loaned portion of the Guaranteed Interest Account, and to correspondingly increase the non-loaned portion of the Guaranteed Interest Accounts. Once loaned amounts from the Guaranteed Interest Accounts are repaid, we will apply the excess among the investment options according to the allocation request you submit with your loan repayment or, if you do not submit such a request, according to your most recent premium allocation schedule on file.


We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's net surrender value is not sufficient to pay monthly charges that come due and the policy does not have a No Lapse Guarantee in effect. However, if a policy's outstanding loan and loan interest exceed the maximum loan amount, the policy will enter the grace period.

Outstanding loans can also reduce your policy's death benefit and surrender value. We deduct the amount of any outstanding loans plus any accrued loan interest from your death benefit and surrender value.

The proceeds of policy loans may be subject to federal income tax under some circumstances. If a policy owner requests a decrease in face amount and, following the decrease the policy becomes a modified endowment contract (MEC), any loan on the policy must be treated as a taxable distribution to the owner to the extent of gain in the policy.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from the investment results of the Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account. The effect could be favorable or unfavorable. Since taking a policy loan may negatively impact policy value, it may increase the risk that your policy will terminate. The longer a loan is outstanding, the greater the effect is likely to be. Additionally, the favorable or unfavorable effect of a policy loan on policy value, may be greater for policies with Death Benefit Option B since the death benefit amount for that option includes the amount of policy value.

Overloan Protection Option
We provide this option by rider attached to the policy automatically when the policy is issued. There is no periodic charge for this option; however, as described below, a charge applies when you exercise the option.

This option is designed to prevent a heavily loaned policy from lapsing. You may exercise this option when you make a written request and satisfy the following conditions.

  .  The policy has been in force for at least 15 years;


  .  All insureds are at least 65 years old;


  .  All premiums paid have been withdrawn by policy withdrawals; and

  . The loan balance is equal to 96% of the policy value (any loan in excess of this amount must be repaid at the time you request to exercise this option).

When you elect this option, the following actions will occur on the next monthly calculation date.

  .  Optional riders in effect, if any, will terminate;

  .  We will deduct a one-time transaction charge of 3.5% of the policy value;

  .  The death benefit option will permanently change to Death Benefit Option A;

  .  The face amount will be reduced to the policy value multiplied by 101%;


  . The remaining non-loaned policy value will be transferred to the Long-term Guaranteed Interest Account. No transfer charge will be assessed for this transfer. No further transfers will be allowed;


  .  The death benefit will be the greater of:

       .  the new total face amount, or

       . the greater of the policy value or the loan multiplied by the applicable minimum death benefit percentage.

After this option is exercised, monthly charges will no longer be assessed. Loan interest will continue to accrue but the loan interest rate charged will be equal to the interest rate credited on policy loans. No additional premium payments will be accepted. No additional withdrawals, policy loans or loan repayments will be allowed. Any loan balance and accrued interest will reduce the death benefit payable and the loan interest will continue to accrue. Exercise of this option may result in income tax liability.


Systematic Income Program
--------------------------------------------------------------------------------

Systematic Income is a predetermined series of periodic withdrawals or loans. You initiate or terminate these withdrawals or loans by completing the appropriate form and returning it to our VPMO. Typically, the payments under Systematic Income will be withdrawals until the total premiums paid into the policy are exhausted, and then the payments will be loans. Withdrawals and loans taken through the Systematic Income Program are subject to our usual $500 minimum or a lower minimum if required by your state. These withdrawals and loans are subject to the same charges and impact the policy value and death benefit in the same way as other withdrawals and loans you elect to take from the policy. Please refer to "Surrenders and Withdrawals" above and the "Fee Table" section of this prospectus for additional details. Withdrawals and loans from the policy may also have tax consequences. See "Tax Considerations" later in this prospectus.


Transfer of Policy Value
--------------------------------------------------------------------------------

Internet, Interactive Voice Response and Telephone Transfers

You may transfer your policy value among the available investment options and make changes to your premium allocation by Internet, Interactive Voice Response ("IVR") or telephone. You may also write to VPMO or call VULA at the address and phone number specified on the front page of this prospectus between the hours of 8:30 AM and 8:00 PM, Eastern Time to request a transfer. The Company may discontinue any of these options and may provide other options at any time. You should know that we will execute transfer requests as of the valuation date we receive the request in good order. If you make a proper transfer request after the close of business on a valuation date or on a non-valuation date, we will process it on the next valuation date.


You should know that your right to make transfers is subject to policies against market timing and disruptive trading imposed by us and the funds. For more information, see "Market Timing and Other Disruptive Trading." Additionally, we may restrict or eliminate your right to make additional transfers after the twelfth transfer in any policy year. We do not charge for transfers at this time. However, we reserve the right to charge a fee of $25 for each transfer after your first twelve transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the twelve-transfer limit. You may permit your registered representative to submit transfer requests on your behalf.

PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions, which are stored digitally. You will receive written confirmation of all transfers. PHL Variable and PEPCO may be liable for following unauthorized transfer instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

We may modify or terminate your Internet and telephonic transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

Transfer Restrictions for the Guaranteed Interest Accounts
The Guaranteed Interest Accounts have the following transfer restrictions on transfers from the accounts:

  . You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account or the Long-term Guaranteed Interest Account. You may make additional transfers out of the Guaranteed Interest Account if the transfers are made as part of a Systematic Transfer Program or if we agree to make an exception to this rule.

  . The amount you may transfer from the Guaranteed Interest Account is the greater of $1,000 or 25% of the value of the non-loaned portion of the Guaranteed Interest Account.

  . The total non-loaned portion of the Guaranteed Interest Account may be transferred over a consecutive 4-year period, as described in "The Guaranteed Interest Accounts."

  . For the Long-term Guaranteed Interest Account, the amount you may transfer is limited to the greatest of $1,000, 10% of the value of the Long-term Guaranteed Interest Account, or the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year.


Regardless of these restrictions, you may transfer all policy value to the non-loaned portion of the Guaranteed Interest Account within the first eighteen months from the policy date.

You may transfer policy value into the Guaranteed Interest Accounts at anytime. We reserve the right to limit maximum transfers into the Guaranteed Interest Accounts during any one-week period and to impose a maximum on transfers and new premium allocations to the Guaranteed Interest Accounts during any 12-month period.


For more information on the Guaranteed Interest Accounts, please see, "The Guaranteed Interest Accounts."

Charges and Deductions
--------------------------------------------------------------------------------

General
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing certain insurance benefits. The policy provides for three types of charges; charges deducted from premium payments, periodic charges deducted monthly, and conditional charges that are imposed only if certain events occur.

Charges Deducted from Premium Payments

Premium Expense Charge
We deduct a premium expense charge from each premium payment to the policy that we use to reimburse the Company for a variety of expenses we incur in selling the policy (e.g., commissions, advertising and printing). This charge is guaranteed not to exceed 8% per premium payment.

Periodic Charges

Monthly Charges

We make monthly deductions on each monthly calculation date. Your policy's first monthly calculation date is the policy date. Subsequent monthly calculation dates are on the same day of each calendar month. Your policy's monthly calculation date will be listed on the policy specifications page. The policy's monthly deduction amount is the sum of the following charges: cost of insurance, mortality and expense risk charge, administrative charge, coverage charge and any monthly charges for optional benefit riders that are a part of your policy. We do not assess monthly charges beginning on the policy anniversary on which the oldest insured is age 121.


With the exception of the monthly deduction of the mortality and expense risk charge described below, monthly charges are deducted from your policy value in the investment options within the Separate Account, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account on a proportionate basis unless you request that we exclude any of these in your application for the policy. Should your balance in any of the investment options become depleted, unless we agree otherwise, we will proportionally increase the deduction from your policy value in the remaining investment options.

Cost of Insurance
We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy's death benefit and your policy value. The amount at risk depends in part on the death benefit option in effect. Since the policy value is included in the death benefit under Death Benefit Option B, the death benefit under this death benefit option is affected by performance of the investment options chosen, payment of premiums and charges assessed. If your policy includes the Individual Level Term Rider, face amount coverage provided by that rider is also subject to the cost of insurance charge.

We base our current rates on the gender, attained age, and risk class of the insureds and how long a policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. The cost of insurance rates for each insured are blended together to determine the policy's overall cost of insurance rate.

We base the current monthly cost of insurance charge, in part, on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the applicable 2001 Commissioners' Standard Ordinary ("CSO") Sex Distinct, Aggregate Smoker Composite, Age Last Birthday, Ultimate Mortality Table, at the insureds' ages on their last birthdays. We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time.


We currently insure lives as either a standard risk class or a risk class involving a higher mortality risk. We determine each insured's risk class based on the insured's health and medical information. Insureds in the standard risk classes will have a lower cost of insurance for otherwise identical policies, than insureds in the higher mortality risk classes. Nonsmokers will generally incur a lower cost of insurance than will similarly situated smokers.

Mortality and Expense Risk Charge
We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.

We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

If the expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

The mortality and expense risk charge applies to the policy value held in the Separate Account investment options. We guarantee that the mortality and expense risk charge will not exceed an annual rate of 0.50% of the policy value in the Separate Account in the first twenty policy years, and 0.30% of the policy value in the Separate Account beginning in policy year 21.

Administration Charge
The administrative charge compensates us for various activities associated with issuing and administering the policy. The maximum administrative charge is $10.00 per policy, per month.

Coverage Charge

The coverage charge is a monthly charge assessed on the face amount during the first ten policy years primarily to help reimburse us for sales costs. To determine this charge, we multiply the amount of base face amount at issue and the amount of any Individual Level Term Rider attached to the policy by a monthly rate that varies with each insured's gender, issue age, and risk class. The coverage charge is established at policy issue; it is not changed by decreases, withdrawals or other transactions that may affect the face amount of the policy after the policy date.


Loan Interest Rates
We charge your policy for outstanding loans at a maximum rate of 4% on an annual basis which is charged in arrears. Additionally, we credit the amount of the loan applied to the loaned portion of the Guaranteed Interest Account daily at an annual rate of 3%.

Outstanding loans reduce the policy's death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit.

Costs for Policy Riders
When you apply for a policy, we attach certain riders at issue and you can also request any of the optional benefit riders we then make available and for which you are eligible under our rules. Availability of any rider, the benefits it provides and the associated charges may vary by state and we may add, delete or modify the available riders for new policies. Each rider contains specific details you should review in selecting your coverage. Certain optional benefit riders have their own charges which are assessed against policy value on each monthly calculation date. We may change the rates charged, but they will not exceed the maximum rates shown in the rider specification pages.

The riders listed below are currently available with the policy for additional charges assessed each month as follows:


.. Alternate Surrender Value Rider--the charge ranges from 3%-5% of one-twelfth of the target annual premium depending on the benefit period you choose.

..  Disability Payment of Specified Premium Rider--the charge ranges from $
   0.6363 to $0.1899 per $100 of premium waived.

..  Individual Level Term Rider--the charge ranges from $83.33 to $0.0554 per
   $1,000 of level term face amount.

.. Survivor Purchase Option Rider--the charge ranges from $ 0.3125 to $0.0033 per $1,000 of the policy's total face amount in effect at the time the charge is taken.


We also attach the following riders to the policy at issue:


..  No Lapse Guarantee Rider--only available for policies issued with Death
   Benefit Option A with insureds who are age 85 and under.


..  Overloan Protection Rider

..  Policy Exchange Option Rider

The riders we attach to the policy automatically at issue do not have monthly charges. However, we deduct a transaction fee upon exercise of the Overloan Protection Rider and the Policy Exchange Option Rider. The transaction fee for Overloan Protection is 3.5% of policy value. The transaction fee for the Policy Exchange Option Rider is $100. While there is no separate charge for the No Lapse Guarantee Rider, you must pay premium meeting the requirements described in that rider to obtain the benefit provided by the rider.


More detail about the charges for these riders is located in the table of "Other Available Policy Benefit Expenses" in this prospectus and the charges that apply to your policy will be shown in the rider specifications pages. You may find more detail about these benefits in the section of this prospectus entitled "Other Available Policy Benefits."


Conditional Charges
These are other charges that are imposed only if certain events occur.

.. Surrender Charge. The surrender charge applies during the ten policy years following policy issue for coverage provided by the base face amount if you surrender the policy for its net surrender value. This charge is intended to recoup the costs incurred in issuing the policy. The actual surrender charge will never exceed policy value; therefore, we will never require you to submit an additional payment in order to surrender your policy.


The surrender charge for the base face amount is an amount determined by multiplying the number of thousands of face amount by the surrender charge factor. The base surrender charge factor will vary by the insureds' genders, issue ages, and risk classes. Tables of surrender charges are included in the specifications pages of the policy. We deduct any partial surrender charges already applied to the policy when determining the surrender charge.

The surrender charge is assessed against the policy value in proportion to the policy's values in the Separate Account, and the Guaranteed Interest Accounts, excluding loaned amounts, on the effective date of the surrender.

We do not impose a surrender charge after the policy anniversary following the oldest insured's 121/st/ birthday.

.. Partial Surrender Charge--We charge a portion of the surrender charge when you request a face amount decrease or a withdrawal. This charge is intended to help defray the costs of issuing a policy.

  . Requested face amount decrease--a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any decrease in face amount.

  . Withdrawal of policy value--a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any withdrawal of policy value. Face amount reductions may result if you request a withdrawal of policy value.


.. Transfer Charge. Currently, we do not charge for transfers, however, we reserve the right to charge up to $25.00 for each transfer in excess of twelve each policy year upon prior written notice. This charge, if we were to impose it, would be intended to recoup the cost of administering the transfer.

.. Withdrawal Fee. We reserve the right to charge a fee of up to $25 per withdrawal for withdrawals of policy value. This fee would compensate us for the administrative costs associated with processing withdrawals. This fee is not charged for withdrawals taken on and after the oldest insured's 121/st/ birthday.


Tax Charges
Currently, no charge is made against the Separate Account for federal income taxes that may be attributable to the Separate Account. The Separate Account may, however, make such a charge in the future for these or any other taxes attributable to the Separate Account, should the Separate Account become liable for such taxes.

Underlying Fund Charges
As compensation for investment management services to the underlying funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series. These fees are paid by the funds from their assets. We show the maximum and minimum fund charges in the Fee Tables section of this prospectus.

These fund charges and other expenses are described more fully in the fund prospectuses. You may obtain a fund prospectus by contacting VULA.

Market Timing and Other Disruptive Trading
--------------------------------------------------------------------------------

We discourage market timing activity, frequent transfers of policy value among investment options and other activity determined to be "Disruptive Trading", as described below. Your ability to make transfers among investment options under the policy is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes "Disruptive Trading" that may disadvantage or potentially harm the rights or interests of other policy owners.

"Disruptive Trading" includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

.. dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

.. an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

..  increased brokerage and administrative expenses.

To protect our policy owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your policy, we may (but are not obligated to):

.. limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

.. restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our Service Center by first class U.S. mail and/or rescind telephone, internet, IVR or fax transfer privileges),

.. require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

.. impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

..  impose other limitations or restrictions.

Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a policy owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence of the same individual or entity. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner's right to make Internet and Interactive Voice Response (IVR) transfers. We will notify policy owners in writing (by mail to their address of record on file with us) if we limit their trading.

We have adopted these policies and procedures as a preventative measure to protect all policy owners from the potential effects of Disruptive Trading, while recognizing the need for policy holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other policy owners.

We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a policy owner's Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than PHL Variable and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some policy owners may be treated differently than others, resulting in the risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.


Orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. Phoenix has entered into information sharing agreements with the underlying funds of this variable life insurance product as required by Rule 22c-2 under the Investment Company Act of 1940. The purpose of the information sharing is to provide information to the underlying funds so that they can monitor, warn, and restrict policyholders who may be engaging in disruptive trading practices as determined by the underlying funds. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason.



We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement.


We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.

Allocation Programs
--------------------------------------------------------------------------------

You may elect any of the allocation programs described below at no charge and at any time. We may discontinue, modify or amend these programs as well as offer new programs in the future.

Asset Allocation and Strategic Programs
Asset allocation and strategic programs (referred to as "programs" throughout this section) are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal).


We currently offer the following programs: Franklin Templeton Founding Investment Strategy and Phoenix-Ibbotson Strategic Asset Allocation which are described below. For ease of reference, throughout this section of the prospectus, we refer to these asset allocation and strategic programs, simply as "programs", and we refer to the asset allocation options available within the programs, as "options." There is no additional charge for participating in these programs and options.


You may participate in only one program at a time. Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.



Selecting a Program and Option

If you are interested in adding a program, consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options. You may at any time switch your current program or option, and may choose any modified or new programs or options the Company may make available. You may cancel your participation in a program at any time, and later re-enroll in a program, after first consulting with your registered representative and then contacting the VPMO or VULA at the address and phone number on page one. If a program is eliminated, you will receive notice and you may choose, in consultation with your registered representative, among the other programs available at that time.

The following programs are currently available:

..  Franklin Templeton Founding Investment Strategy Through the Franklin
   Templeton Founding Investment Strategy, premium payments and policy value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the policy value allocated to the three investment options back to the original allocation percentages in each investment option.

  .  Franklin Income Securities Fund - 34%
  .  Mutual Shares Securities Fund - 33%
  .  Templeton Growth Securities Fund - 33%


..  Phoenix-Ibbotson Strategic Asset Allocation PHL Variable and Ibbotson
   Associates have developed five asset allocation options, each comprised of selected combinations of investment options. The asset allocation options approved for use are:

  . Conservative Portfolio which seeks conservation of capital and has a portfolio allocation more heavily weighted in fixed income investments than in equities.

  . Moderately Conservative Portfolio which primarily seeks current income, with capital growth as a secondary objective, and has a portfolio allocation of approximately equal weightings in equities and fixed income investments.

  . Moderate Portfolio which seeks long-term capital growth and current income with emphasis on current growth, and has a portfolio allocation more heavily weighted in equities than in fixed income investments.

  . Moderately Aggressive Portfolio which seeks long-term capital growth with current income as a secondary objective, and has more than three quarters of the portfolio in equities and less than one quarter in fixed income investments.

  . Aggressive Portfolio which seeks long-term capital growth and is invested primarily in equities.

  On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (policy value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. On an annual basis, we will rebalance the policy value allocated to the investment options included in the program so that, following this reallocation, the percentage in each investment option equals the percentage originally used for the program. We will make this rebalancing effective on the valuation date immediately preceding each anniversary of your policy date for as long as the asset allocation program is in effect for your policy. You should consult with your registered representative for the most current information on this program and the options within the program.


  If you should elect any of the programs listed above, transfers made under these programs will not be counted toward the 12 transfers per year after which we may impose a transfer fee.

Systematic Transfer Programs
--------------------------------------------------------------------------------

You may elect a systematic transfer program that we offer under the policy. We reserve the right to change, eliminate or add optional programs subject to applicable laws.

We base transfers under a Systematic Transfer Program on the investment option values on the valuation date following our receipt of your transfer request, or if that day is not a valuation date, on the next following valuation date. Except as described below, you may have only one program in effect at a time.

We do not charge for these programs.

Asset Rebalancing Program
Under this program, we transfer policy value among the investment options to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. We reserve the right to not permit transfers to or from the Guaranteed Interest Accounts.


You may start or discontinue this program at any time by submitting a written request to VPMO or calling VULA (see page one). The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market. Except as described below, the Asset Rebalancing Program is not available while the Dollar Cost Averaging program is in effect


Dollar Cost Averaging Program

Under this program, you can allocate initial or subsequent premium to the Guaranteed Interest Account or use policy value in an investment option (the "source account") and we will periodically transfer portions of that premium or policy value to one or several of the available investment options ("target investment options") and the Guaranteed Interest Accounts according to the selection you make when you enroll in this program. You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the source account are:


 .  $25 monthly                         .  $150 semiannually
 .  $75 quarterly                       .  $300 annually

You must have at least $2,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers from the Guaranteed Interest Account must be made in approximately equal amounts over a minimum of six months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.


You may start or discontinue this program at any time by submitting a written request to VPMO, or calling VULA (see page one). Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. Except as described below, the Dollar Cost Averaging Program is not available while the Asset Allocation Program is in effect.

Enhanced Dollar Cost Averaging Program
We may at different times offer an Enhanced Dollar Cost Averaging Program that can offer a higher interest rate during selected periods. This program will not be offered at the same time as the standard Dollar Cost Averaging program. Under this program, the first net premium payment will be held in the money market investment option of the Separate Account and then transferred to the source account at the end of the policy's right to cancel period. The source account is an account within the Guaranteed Interest Account. If you elect this program, monthly transfers from the source account to the target accounts you establish will begin on the first monthly calculation date following the end of the right to cancel period. The Enhanced Dollar Cost Averaging interest rate will be guaranteed from the end of the right to cancel period for six months or to the first policy anniversary, depending on the period you chose when you elected the Enhanced Dollar Cost Averaging Program. If your policy date was backdated to save age, the 12-month Enhanced Dollar Cost Averaging period will not last a full 12 months, but only until the first policy anniversary.

Use of Dollar Cost Averaging with Asset Rebalancing and Allocation Programs

If you elect to participate in either the Franklin Templeton Founding Investment Strategy, or the Phoenix-Ibbotson Strategic Asset Allocation Program then you may also elect to participate in the following programs:


   1.Dollar Cost Averaging or Enhanced Dollar Cost Averaging; and

   2.Asset Rebalancing with monthly rebalancing only in the Franklin Templeton
     Founding Investment Strategy, or Asset Rebalancing with annual rebalancing only in the Phoenix-Ibbotson Strategic Asset Allocation Program.


If you elect both the Enhanced Dollar Cost Averaging and the Asset Rebalancing Program, your entire dollar cost averaging transfer amount must be allocated to the asset allocation program in effect for your policy.


Policy Lapse and Reinstatement
--------------------------------------------------------------------------------

Lapse
Payment of the initial premium, no matter how large or the payment of additional premiums will not necessarily guarantee the policy will remain in force. If you take a withdrawal or a policy loan, it could negatively affect the policy value, and therefore increase the risk of policy lapse.

If the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to the applicable premium expense charge plus three times the required monthly deduction plus any amount overdue to prevent the policy from lapsing.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice at least 31 days before any potential lapse will occur. By lapse, we mean that the policy is no longer in full force and has no available value.

The policy will remain in force during the grace period. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins.

No Lapse Guarantee Benefit

This benefit will be made a part of the policy by rider automatically attached at issue for policies with Death Benefit Option A and insureds who are all age 85 or younger on the policy date. Under the rider, as long as the cumulative premium test, described below, is satisfied the policy will not lapse even if the policy's account value reduces to zero as a result of adverse investment performance or other factors. There is no separate charge for the No Lapse Guarantee benefit; however, to maintain the guarantee, the policy must meet the total cumulative premium test. This test requires that cumulative premiums paid since policy issue (accumulated at 4% annually) less withdrawals (accumulated at 4% annually) and less policy loans and accrued interest be at least equal to the cumulative monthly No Lapse Guarantee premiums since issue (accumulated at 4% annually).


The monthly No Lapse Guarantee premium will be set at the time the rider is issued and will vary based on the total face amount, the insureds' ages, genders, risk classifications, additional ratings, any riders attached to the policy, and the amount to be paid, if any, under the Disability Waiver of Specified Premium Rider. The monthly No Lapse Guarantee premiums will be shown on the specifications pages for the rider.


If the policy does not meet this total cumulative premium test on any monthly calculation date and there is not sufficient policy value to pay the monthly charges due, the policy will enter the Grace Period. You may restore the benefit provided by the rider during the Grace Period by paying the shortfall amount. The shortfall amount is the amount by which the total cumulative premiums paid to the policy is less than the amount required by the total cumulative premium test plus the next three monthly No Lapse Premiums.


The rider terminates and cannot be reinstated if there is a change in the policy's Death Benefit Option, you make a written request to terminate the rider, or the policy terminates. Once the rider terminates, should the policy enter the Grace Period, you must pay any monthly charges that were not taken as a result of the rider being in effect prior to the policy entering the Grace Period in addition to the premium required to restore the policy under the Grace Period provision.

Termination
This policy terminates automatically on the earliest of the date of death, full surrender, or the date that the grace period expires without the payment of sufficient premium in accordance with the lapse provision.

Reinstatement

Unless this policy has been surrendered for its net surrender value or the oldest insured's 121/st/ birthday has passed, this policy may be reinstated at any time within three years from the date the premium payment was insufficient to pay the monthly deduction due. You may request reinstatement in writing and we will require submission of evidence of insurability satisfactory to us along with the payment of an amount that would result in a net surrender value equal to at least three monthly deductions. Certain riders we may make available with the policy may not be reinstated if the policy is reinstated. Of the currently offered riders, the No Lapse Guarantee rider may not be reinstated with the policy.


If you request reinstatement and we approve your request, your policy will be reinstated on the Monthly Calculation Date following our receipt of your reinstatement payment in good order. When the policy is reinstated, the policy value on the date the policy terminated will be reinstated prior to crediting the reinstatement premium. Additionally, any remaining period of the surrender charge schedule that was in effect on the date the policy terminated will be applied from the date of reinstatement.


Other Available Policy Benefits
--------------------------------------------------------------------------------

When you apply for a policy, we will attach certain riders at issue and you can request any of the optional benefit riders we then make available. Availability of certain riders, the benefits provided and the associated charges may vary by state, and our rules and procedures will govern eligibility for any rider. Each rider contains specific details you should review in selecting your coverage. Riders we offer as optional riders have separate monthly charges as shown in the "Fee Tables" of this prospectus.

Optional Riders
We currently make the optional riders listed below available with the policy. We may also add, delete or modify the list of optional riders.


Alternate Surrender Value Rider. This rider will provide a higher net surrender value in the early policy years. Upon full surrender of the policy during the rider benefit period, we will pay the policy owner the greater of: (1) the net surrender value of the policy; and (2) the Alternate Surrender Value provided by this rider. The Alternate Surrender Value equals the lesser of: (1) all premiums paid for the policy; or (2) the policy value, plus a refund of the following charges made on the policy since issue: premium expense charges, administrative charges, coverage charges and charges for the Alternate Surrender Value Rider. The rider is available with policies for which the first year premium is at least $100,000.

Disability Payment of Specified Premium Rider. This rider is available to insureds age 60 or younger in the standard risk class. It provides a benefit of a specified monthly amount due to the total disability of the covered insured as defined in the rider. The benefit amount is credited to the policy on each monthly calculation date during a period of the insured's total disability that persists for at least 6 continuous months and occurs within a disability benefit period. If the disability began after the insured reached age 60, the benefit period will be limited to the longer of one year or to the policy anniversary following the insured's 65/th/ birthday. Otherwise, the disability benefit period will continue to the policy anniversary next following the insured's 65/th/ birthday. The rider terminates on the policy anniversary immediately following the insured's 65/th/ birthday; however, benefits will continue to be paid beyond that time if the insured has been continuously disabled under the terms of the rider since the policy anniversary immediately following the insured's 60/th/ birthday. The rider will also terminate under other circumstances described in the rider, including exercise of the Overloan Protection Rider.



Individual Level Term Rider. This rider provides annually renewable level term insurance for the lifetime of the insureds for whom you elect it. The initial rider death benefit is limited to two times the policy's base face amount. The policy's total face amount, including all Individual Level Term Riders attached to the policy is subject to our maximum face amount limit. You elect this rider and the level term face amount when you apply for the policy. Coverage provided by this rider has its own cost of insurance and coverage charges. You may terminate this rider or may decrease the coverage amount beginning in the second policy year by submitting the proper written request to the VPMO. The amount remaining after any decrease must at least equal our minimum coverage amount for the rider.


Survivor Purchase Option Rider. This rider provides three alternative benefits: it allows for the purchase of a new variable universal life or universal life insurance policy issued by PHL Variable or one of its insurance affiliates on the lives of the surviving insureds; provides an interim death benefit; and provides a supplemental death benefit. The rider must cover all insureds under the policy and the insureds must be between ages 18 and 70 at policy issue. The first death must occur by the policy anniversary following the oldest insured's 75/th/ birthday for the rider option to be available.

  . New Policy-The rider provides that the new policy option be exercised within 90 days following the first death. The new policy may be purchased without additional evidence of insurability. The face amount of the new policy cannot exceed the face amount of the original policy and any coverage under the Individual Level Term Rider for the surviving insured(s). The new policy may include the Disability Waiver of a Specified Premium Rider if that rider had been attached to the original policy.

  . Interim Death Benefit-If an insured dies within 90 days following the first death of an insured and before a new policy has been issued via the rider, we will pay a death benefit equal to the face amount of the policy and any coverage for that insured under the Individual Level Term Rider as of the date of the first death.

  . Supplemental Death Benefit-In the event of the simultaneous death of the insureds, under the policy, we will pay a single death benefit equal to the highest death benefit available for any of the deceased insureds. The rider also provides a supplemental death benefit equal to the next highest death benefit for any of the deceased insureds.

The rider terminates once any of its benefits are provided and under other conditions described in the rider including, 90 days following the first death, death of the surviving insureds, and policy anniversary following the oldest insured's 75/th/ birthday. You may also request that we cancel this rider.

Riders We Make Part of the Policy at Issue
We also attach certain riders to the policy automatically at issue, subject to state availability. These riders do not have separate monthly charges but the Overloan Protection Rider and Policy Exchange Option Rider have transaction charges that are assessed at the time the benefit is exercised. We may add, modify or delete riders available with this policy for new policies.

No Lapse Guarantee Rider. This rider provides a guarantee that the policy will not lapse as a result of the cash value becoming insufficient to pay the policy's monthly charges if the conditions of the rider are met. For additional details, see the "Lapse and Reinstatement" section of this prospectus.

Overloan Protection Rider. This rider is designed to prevent a heavily loaned policy from lapsing. For additional details, see the "Policy Loan" section of this prospectus.


Policy Exchange Option Rider. This rider allows the policy to be exchanged into single life policies without evidence of insurability at the insureds attained ages and subject to our then current issue guidelines at the time the option is exercised. The policies available will be any permanent plan of life insurance we or our affiliates are then offering. The total face amount of the single life policies cannot be more than the face amount of the new policy. If the option is exercised, the policy value will be applied to the new policies and any value exceeding the new policy's premium limits will be refunded to you. No surrender charge will be applied as a result of exercising the rider so long as the surrender charges on the new policy are at least as great as any remaining surrender charge under this policy.


You should read the riders carefully for all their terms and conditions.

General
--------------------------------------------------------------------------------

Postponement of Payments

We may postpone payment of surrenders, partial withdrawals, policy loans or death benefits in certain cases including the following circumstances:


  . we may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Accounts;

  . we may postpone payment whenever the NYSE is closed on what would otherwise be a regular trading day, trading on the NYSE is restricted, on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day) or may have closed early; or

  . when the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Separate Account is not reasonably practicable.

Transfers also may be postponed under these circumstances.


Additionally, federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances require us to block a policy owner's ability to make certain transactions and, as a result, we may refuse to accept requests for transfers, withdrawals, surrenders or death benefits until we are instructed by the appropriate regulator to allow such transactions. We may also be required to provide additional information about you and your policy to government regulators.

Amendments to Policies
Policies may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the policies may need to be approved by policy owners and state insurance departments. A change in the policy that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC. We will notify you if such a change to the prospectus occurs. You can request a copy of the Statement of Additional Information at any time by calling the VULA.


Reservation of Company Rights to Change the Separate Account
We have the right, subject to compliance with applicable law, to add, delete, or substitute investment options of the Separate Account, combine the Separate Account into another Separate Account, transform the Separate Account into a mutual fund, and/or deregister the Separate Account under the Investment Company Act of 1940. We also reserve the right to close any underlying fund to new investment or eliminate the shares of any underlying fund(s) if they are no longer available for investment, or if we believe investing in any underlying fund(s) is no longer appropriate for the purposes of the Separate Account.

Tax Considerations
--------------------------------------------------------------------------------

General

This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. There are no representations regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes. Policy owners will be provided notice of any such changes.

The ultimate effect of federal income taxes on values under the Separate Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the policy owner. Policy owners should consult their own independent tax advisors for advice and information relating to their particular tax situation.


Income Tax Status
We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Accounts are separate entities from Phoenix Life Insurance Company. PHL Variable Insurance Company and Phoenix Life and Annuity Company and their operations form a part of Phoenix Life Insurance Company.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account. Investment income of the Separate Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.

Policy Benefits

Tax Treatment as Life Insurance

In order to be treated as life insurance for federal income tax purposes, the policy must meet certain requirements. If these requirements are met, the death benefits are generally received without federal income tax and the earnings on the policy are not subject to federal income tax until withdrawn. These requirements include definitional tests and rules for diversification of the policy's investments described below.

There are two definitional tests for life insurance in the Internal Revenue
Code: (1) Cash Value Accumulation Test, and (2) Guideline Premium Test. The choice of test is dependent on several factors, including the insured's age at issue and intention of the owner concerning policy funding patterns. If this policy permits the policy owner to select the applicable test, this selection must be made at issue and cannot be changed thereafter. This policy allows only the Guideline Premium Test.

Under the Cash Value Accumulation Test, there must, at all times, be a minimum ratio of death benefit to cash value. Compliance with the test is based on the policy design at issue. The premiums permitted under this test are based on the death benefit, age and characteristics of the insured and types of riders on the policy.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the policy in relation to the death benefit. The initial premium limit is based on the death benefit, age and characteristics of the insured and types of riders on the policy. The actual premium limits each year will depend on the amount of premiums paid in a prior year. In addition to this premium test, there is also a minimum ratio of death benefit to cash value under the Cash Value Corridor. This Corridor looks to the age of the insured and the cash value each year and may require periodic adjustments in death benefit for compliance. In general, the death benefit required under this test is lower in the early years than that under the Cash Value Accumulation Test.


Death Benefit Proceeds

The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), is required to satisfy the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Internal Revenue Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code
Section 101(a)(1) unless there has been a transfer for valuable consideration or unless the specific requirements relating to Business and Corporate-Owned Policies are not met (see "Business and Corporate-Owned Policies"). Also, a policy owner should not be considered to be in constructive receipt of the net surrender value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan.

As described above, Code Section 7702 imposes certain conditions with respect to premiums received under a policy based on the definitional test you choose for the policy. We monitor the premiums to assure compliance with such conditions. If the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.


Full Surrender
Upon full surrender of a policy for its net surrender value, the excess, if any, of the policy value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

Partial Surrender

If the policy is classified as a modified endowment contract, partial surrenders and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders are generally not taxable. There are situations, however, in which a partial surrender, accompanied by a reduction in death benefits can result in current taxation. Under Code
Section 7702(f)(7), where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of that amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts.


Loans
Any loan received under a policy is the policyholder's indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, no part of any loan under a policy will constitute income as long as the policy remains in force.


The deductibility by a policy owner of loan interest under a policy is limited under Code Section 264. In most cases, there is no interest deduction permitted, although in limited circumstances, a current deduction may be permitted. We suggest you consult with your tax advisor to determine that amount, if any, of your policy loan interest that may be deductible.


Business and Corporate-Owned Policies

If the policy owner is an entity engaged in a trade or business, there are Internal Revenue Code provisions that apply to the tax treatment of premiums, policy loan interest, policy earnings and death benefits. No deduction is permitted for premiums paid if the policy owner is a beneficiary under the policy. With limited exceptions, no deduction is allowed for interest paid or accrued on any policy loan. An interest deduction disallowance rule on non-policy interest (e.g., interest relating to a different investment) paid or incurred by the owner may also apply in the case of a policy insuring the life of an individual who is not an owner of the policy owner, or an officer, director, or employee of the policy owner's business.

Death benefits may be subject to tax unless (1) specified notice and consent provisions are met and (2) criteria are satisfied concerning the relationship between the insured and policy owner or the insured and the death benefits. The policy owner is solely responsible for ensuring that the notice and consent requirements and additional statutory criteria are satisfied. As required by the Internal Revenue Service, the policy owner must also comply with any required annual reporting and recordkeeping requirements. In addition, for certain corporate policy owners, the death benefits and policy earnings may be subject to tax under the corporate alternative minimum tax.


Modified Endowment Contracts

General

A life insurance policy is tested under the "7-pay test" of Code Section 7701A to determine if it is a modified endowment contract "MEC". This test is designed to distinguish policies that have more investment orientation from policies which are less investment oriented. Under this test, there is a premium limit that applies for the first 7 years of the policy and for 7 years after a material change to the policy. If the policy is classified as a MEC, there is no change to the terms of the policy; however, the tax treatment of loans, distributions and decreases is changed from the treatment for non-MEC policies. For a MEC, loans and other distributions will, in general, be taxed to the extent of accumulated income (generally, the excess of cash value over premiums paid).

We will test your premium payments to determine if the premium paid will exceed the 7-pay limit. If such a payment occurs, we will remove the excess premium from your policy to reverse MEC status and offer you the opportunity to have the excess amounts reapplied. Premiums paid during a policy year but which are removed from the policy, with interest if any, within 60 days after the end of the policy year will be excluded from the 7-pay test. If you chose to have the premiums reapplied to your policy during the same policy year and your policy becomes a MEC, the MEC status cannot be reversed. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.


Reduction in Benefits During the First Seven Years

If this policy is not classified as a MEC at issue and during the first seven contract years there is a reduction in death benefits or reduction or elimination of any Optional Insurance Benefits previously elected, the 7-pay test is recalculated assuming the lowered death benefits. This recalculation is retroactive back to the beginning of the policy and each premium actually paid is tested against the recalculated limit.


Distributions Affected

If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (defined as specifically including distributions made within two years prior to such failure) are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for seven years and is not materially changed, the policy generally will not be subject to the modified endowment contract rules.


Penalty Tax

Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, except for distributions that are:


  .  made on or after the taxpayer attains age 59 1/2;

  .  attributable to the taxpayer's disability (within the meaning of Code
     Section 72(m)(7)); or

  . part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

Material Change Rules
If the policy has a material change, there is a reapplication of the 7-pay test. A material change includes an increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an optional insurance benefit (described above), with the following exceptions.

  . If an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

Serial Purchase of Modified Endowment Contracts

All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner.


Limitations on Unreasonable Mortality and Expense Charges
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. In addition, the expense charges taken into account are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

Qualified Plans
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

Diversification Standards

To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each policy is required to be adequately diversified. Through the use of separate accounts, a policy can satisfy the diversification requirements as long as on the last day of each calendar quarter the Separate Account's assets be invested in no more than:


  .  55% in any one investment

  .  70% in any two investments

  .  80% in any three investments

  .  90% in any four investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.



We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

Owner Control
For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate policy value from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

In 2003, the Department of Treasury issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The guidance indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Under this policy, there is no arrangement, plan, contract or agreement between the policy owner and the company, regarding the availability of a particular investment option and, other than the policy owner's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, The company reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Change of Ownership or Insured or Assignment
Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code
Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

Other Taxes
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

Withholding
We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens. You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient. In 2004, the Department of Treasury ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax. See Rev. Rul. 2004-74, 2004-31 I.R.B. 109. This ruling is also understood to apply to other nonresident alien policyholders.


The Phoenix Companies, Inc. -
Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA (formerly known as the National Association of Securities Dealers, Inc., or NASD), and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.


In 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.


Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.



These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Financial Statements
--------------------------------------------------------------------------------

The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Accounts' rates that we credit during a guarantee period.

Distribution of Policies
--------------------------------------------------------------------------------

The company has appointed PEPCO to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the company and its affiliated companies. The company reimburses PEPCO for expenses PEPCO incurs in distributing the policies (e.g., commissions payable to retail broker-dealers who sell the policies). PEPCO does not retain any fees under the policies; however, PEPCO may receive 12b-1 fees from the funds.

PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103. PEPCO is registered as a broker-dealer with the SEC under the Securities Exchange Act of

1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. or NASD.

PEPCO and the company enter into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the policies but are exempt from registration. Applications for the policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Those representatives act as appointed agents of the company under applicable state insurance law and must be licensed to sell variable life insurance products. The company intends to offer the policy in all jurisdictions where it is licensed to do business and where the policy is approved. The policies are offered on a continuous basis.

Compensation
Broker-dealers having selling agreements with PEPCO and the company are paid compensation for the promotion and sale of the policies. Registered representatives who solicit sales of the policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representatives. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the policies, as well as other incentives or payments, is not assessed as an additional direct charge to policy owners or the Separate Account. Instead, you pay for sales and distribution expenses through overall charges and fees assessed under your policy. For example, front end sales charges, per thousand sales loads, and /or any profits the company may realize through assessing the mortality and expense risk charge under your policy may be used to pay for sales and distribution expenses. We may also pay for sales and distribution expenses out of any payments the company or PEPCO may receive from the funds for providing administrative, marketing and other support and services to the funds.


The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies. We will pay a maximum total sales commission of up to 112% of target premium payments up to the commission target premium in the first policy year, up to 20% of the premium in excess of this amount; and will pay up to 20% of premium payments up to the commission target premium in the following policy years.


Percentage of Premium Payment
We generally pay compensation as a percentage of premium payments invested in the policy ("commissions"). The amount of commissions we pay may vary depending on the selling agreement.

Promotional Incentives and Payments
To the extent permitted by FINRA rules and other applicable laws and regulations, PEPCO may pay or allow other promotional incentives or payments in the firm of cash or other compensation.

Preferred Distribution Arrangements

The company and PEPCO have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the company and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. The payments are made from the Company's general assets and they may be significant. The broker-dealer may realize a profit on these payments. These services may include providing the company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the policies; total assets attributable to sale of the policies by registered representatives of the broker-dealer firm; the length of time that a policy owner has owned the policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the policies and other variable insurance products offered by the company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The company and PEPCO have entered into such arrangements with State Farm VP Management Corporation, Merrill Lynch, Pierce, Fenner & Smith, Inc., Wachovia Securities, Woodbury Securities, AXA Network, A.G. Edwards & Sons, Inc., LPL Financial Services and certain of its affiliates, National Financial Partners, FFR Financial and Insurance Services, and Crump Group, Inc.

APPENDIX A - Investment Options
--------------------------------------------------------------------------------



                   Fund Name                                        Investment Objective
AIM V.I. Capital Appreciation Fund                Growth of capital











------------------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Match the performance of the Standard & Poor's 500
                                                  Composite Stock Price Index which emphasizes stocks
                                                  of large U.S. companies
------------------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP, Class A                  Seeks to replicate, as closely as possible, before the
                                                  deduction of expenses, the performance of the Russell
                                                  2000(R) Index, which emphasizes stocks of small U.S.
                                                  companies
------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Current income by investing primarily in a diversified portfolio or U.S. government securities
------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                High current income by investing primarily in a
                                                  professionally managed, diversified portfolio of fixed
                                                  income securities
------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Long-term capital appreciation
------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Capital growth
------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Capital appreciation
------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      As high a level of current income as is consistent with
                                                  the preservation of capital

------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Maximize income while maintaining prospects for
                                                  capital appreciation
------------------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              High current income and the opportunity for capital
                                                  appreciation to produce a high total return
------------------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Long-term growth of capital and income without
                                                  excessive fluctuations in market value
------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Capital appreciation through investments, primarily in
                                                  equity securities which are believed to be undervalued
                                                  in the marketplace
------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Capital appreciation with income as a secondary goal
------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Long term capital growth

------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Long term growth of capital; current income is a
                                                  secondary goal
------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          Capital appreciation by investing in securities of well-
                                                  known, established companies
------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA             Long-term capital appreciation by investing in
                                                  securities of foreign insurers, "growth-type"
                                                  companies, cyclical industries and special situations
------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund/VA         Capital appreciation
------------------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                     Intermediate and long-term growth of capital
                                                  appreciation with income as a secondary consideration
------------------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                  Dividend growth, current income and capital
                                                  appreciation
------------------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                     Capital appreciation

------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series                       As high a level of current income as is consistent with
                                                  the preservation of capital and maintenance of liquidity
------------------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series          Long-term total return

------------------------------------------------------------------------------------------------------------



                   Fund Name                              Investment Advisor / Subadvisor
AIM V.I. Capital Appreciation Fund                AIM Advisors, Inc.
                                                    Subadvisors: Invesco Trimark Investment
                                                    Management, Inc.; Invesco Global
                                                    Asset Management (N.A.), Inc.;
                                                    Invesco Institutional (N.A.), Inc.:
                                                    Invesco Senior Secured Management,
                                                    Inc.; Invesco Hong Kong Limited;
                                                    Invesco Asset Management Limited;
                                                    Invesco Asset Management (Japan)
                                                    Limited; Invesco Asset Management
                                                    Deutschland, GmbH; and Invesco
                                                    Australia Limited
---------------------------------------------------------------------------------------------------
DWS Equity 500 Index VIP                          Deutsche Investment Management Americas Inc.
                                                    Subadvisor: Northern Trust Investments

---------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP, Class A                  Deutsche Investment Management Americas Inc.
                                                    Subadvisor: Northern Trust Investments


---------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  Federated Investment Management Company

---------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                Federated Investment Management Company


---------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) Portfolio              Fidelity Management and Research Company
---------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio       Fidelity Management and Research Company
---------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                     Fidelity Management and Research Company
---------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio      Fidelity Management and Research Company
                                                    Subadvisor: Fidelity Investments Money
                                                    Management, Inc.
---------------------------------------------------------------------------------------------------
Franklin Income Securities Fund                   Franklin Advisers, Inc.

---------------------------------------------------------------------------------------------------
Lord Abbett Bond-Debenture Portfolio              Lord, Abbett & Co. LLC

---------------------------------------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio           Lord, Abbett & Co. LLC

---------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio               Lord, Abbett & Co. LLC


---------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                     Franklin Mutual Advisers, LLC
---------------------------------------------------------------------------------------------------
Neuberger Berman AMT Small Cap Growth Portfolio   Neuberger Berman Management Inc.
                                                    Subadvisor: Neuberger Berman, LLC
---------------------------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio           Neuberger Berman Management Inc.
                                                    Subadvisor: Neuberger Berman, LLC
---------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA          OppenheimerFunds, Inc.

---------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA             OppenheimerFunds, Inc.


---------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund/VA         OppenheimerFunds, Inc.
---------------------------------------------------------------------------------------------------
Phoenix Capital Growth Series                     Phoenix Variable Advisors, Inc..
                                                    Subadvisor: Harris Investment Management, Inc.
---------------------------------------------------------------------------------------------------
Phoenix Growth and Income Series                  Phoenix Variable Advisors, Inc.
                                                    Subadvisor: Phoenix Investment Counsel, Inc.
---------------------------------------------------------------------------------------------------
Phoenix Mid-Cap Growth Series                     Phoenix Variable Advisors, Inc.
                                                    Subadvisor: Neuberger Berman Management
---------------------------------------------------------------------------------------------------
Phoenix Money Market Series                       Phoenix Variable Advisors, Inc.
                                                    Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------
Phoenix Multi-Sector Fixed Income Series          Phoenix Variable Advisors, Inc.
                                                    Subadvisor: Goodwin Capital Advisers, Inc.
---------------------------------------------------------------------------------------------------


                     Fund Name                                       Investment Objective
Phoenix Multi-Sector Short Term Bond Series          High current income while attempting to limit changes
                                                     in the series' net asset value per share caused by
                                                     interest rate changes
------------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  High total return consistent with prudent investment
                                                     risk


------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                High total return consistent with reasonable risk

------------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Long-term capital growth

------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Capital appreciation and income with approximately equal emphasis

------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Long-term capital appreciation with current income as
                                                     a secondary investment objective
------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Long-term capital appreciation by investing primarily
                                                     in small-capitalization stocks that appear to be
                                                     undervalued with current income as a secondary
                                                     investment objective
------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Long-term capital appreciation with current income as
                                                     a secondary consideration

------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           High total return


------------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn(TM) Strategy           Maximum real return consistent with prudent
Portfolio                                            investment management
------------------------------------------------------------------------------------------------------------
PIMCO VITReal Return Portfolio                       Maximum real return, consistent preservation of real
                                                     capital and prudent investment management
------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                     Maximum total return, consistent with preservation of
                                                     capital and prudent investment management
------------------------------------------------------------------------------------------------------------
Sentinel Variable Products Balanced Fund             Seeks a combination of growth of capital and current
                                                     income, with relatively low risk and relatively low
                                                     fluctuations in value
------------------------------------------------------------------------------------------------------------
Sentinel Variable Products Bond Fund                 Seeks high current income while seeking to control
                                                     risk
------------------------------------------------------------------------------------------------------------
Sentinel Variable Products Common Stock Fund         Seeks a combination of growth of capital, current
                                                     income, growth of income and relatively low risk as
                                                     compared with the stock market as a whole
------------------------------------------------------------------------------------------------------------
Sentinel Variable Products Mid Cap Growth Fund       Seeks growth of capital
------------------------------------------------------------------------------------------------------------
Sentinel Variable Products Small Company Fund        Seeks growth of capital
------------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                Seeks investment results that correspond to the total
                                                     return performance of U.S. common stocks, as
                                                     represented by the S&P MidCap 400 Index
------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund         Long-term capital appreciation
------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                    Long-term capital growth
------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                     Long-term capital growth
------------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio           Capital appreciation and current income
------------------------------------------------------------------------------------------------------------
Wanger International Select                          Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger International                                 Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger Select                                        Long-term growth of capital
------------------------------------------------------------------------------------------------------------
Wanger USA                                           Long-term growth of capital
------------------------------------------------------------------------------------------------------------



                     Fund Name                                Investment Advisor / Subadvisor
Phoenix Multi-Sector Short Term Bond Series          Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Goodwin Capital Advisers, Inc.

--------------------------------------------------------------------------------------------------------
Phoenix Strategic Allocation Series                  Phoenix Variable Advisors, Inc.
                                                      Subadvisor: Goodwin Capital Advisers, Inc. (fixed
                                                       income portion); Phoenix Investment
                                                       Counsel, Inc. (equity portion)
--------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Aberdeen Asset Management Inc.
--------------------------------------------------------------------------------------------------------
Phoenix-Alger Small-Cap Growth Series                Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Fred Alger Management, Inc.
--------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series  Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Duff & Phelps Investment Management
                                                       Co.
--------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series       Phoenix Variable Advisors, Inc.
                                                       Subadvisor: AllianceBernstein L.P.
--------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series     Phoenix Variable Advisors, Inc.
                                                       Subadvisor: AllianceBernstein L.P.


--------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Comstock Series                   Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a/ Van Kampen
--------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Equity 500 Index Series           Phoenix Variable Advisors, Inc.
                                                       Subadvisor: Morgan Stanley Investment
                                                       Management Inc., d/b/a/ Van Kampen
--------------------------------------------------------------------------------------------------------
PIMCO VIT CommodityRealReturn(TM) Strategy           Pacific Investment Management Company LLC
Portfolio
--------------------------------------------------------------------------------------------------------
PIMCO VITReal Return Portfolio                       Pacific Investment Management Company LLC

--------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                     Pacific Investment Management Company LLC

--------------------------------------------------------------------------------------------------------
Sentinel Variable Products Balanced Fund             Sentinel Asset Management, Inc.


--------------------------------------------------------------------------------------------------------
Sentinel Variable Products Bond Fund                 Sentinel Asset Management, Inc.

--------------------------------------------------------------------------------------------------------
Sentinel Variable Products Common Stock Fund         Sentinel Asset Management, Inc.


--------------------------------------------------------------------------------------------------------
Sentinel Variable Products Mid Cap Growth Fund       Sentinel Asset Management, Inc.
--------------------------------------------------------------------------------------------------------
Sentinel Variable Products Small Company Fund        Sentinel Asset Management, Inc.
--------------------------------------------------------------------------------------------------------
Summit S&P MidCap 400 Index Portfolio                Summit Investment Partners, Inc.


--------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund         Templeton Asset Management Ltd.
--------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund                    Templeton Investment Counsel, LLC
--------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund                     Templeton Global Advisors Limited
--------------------------------------------------------------------------------------------------------
Van Kampen UIF Equity and Income Portfolio           Morgan Stanley Investment Management Inc.
--------------------------------------------------------------------------------------------------------
Wanger International Select                          Columbia Wanger Asset Management, L.P.
--------------------------------------------------------------------------------------------------------
Wanger International                                 Columbia Wanger Asset Management, L.P.
--------------------------------------------------------------------------------------------------------
Wanger Select                                        Columbia Wanger Asset Management, L.P.
--------------------------------------------------------------------------------------------------------
Wanger USA                                           Columbia Wanger Asset Management, L.P.
--------------------------------------------------------------------------------------------------------

Additional information about the Phoenix Joint Edge(R) VUL policy (the "Policy") and the PHLVIC Variable Universal Life Account (the "Separate Account") is contained in the Policy's Statement of Additional Information ("SAI") dated July 14, 2008, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus.


The SAI, personalized illustrations of death benefits and net surrender values are available, without charge, upon request. Inquiries and requests for the SAI and other requests should be directed in writing to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027, or by telephone at (800) 541-0171, or you can download the SAI from the Phoenix Companies, Inc., web site phoenixwm.com.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling the SEC at
(202) 551-8090. Reports and other information about the Separate Account are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, 100 F Street, NE, Room 1580, Washington, D.C. 20549.

PHL Variable Insurance Company

A member of The Phoenix Companies, Inc.

phoenixwm.com


Investment Company Act File No. 811-09065

[logo] PHOENIX(R)


                                   L4951PR (C)2008 The Phoenix Companies, Inc.      7/08

                                    PART B


                           Phoenix Joint Edge(R) VUL


                    PHLVIC Variable Universal Life Account
                   Issued by: PHL Variable Insurance Company


 Statement of Additional Information                            July 14, 2008


      Flexible Premium Fixed and Variable Universal Life Insurance Policy


   This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus, dated July 14, 2008. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company ("PHL Variable") at the address or telephone number below. Terms used in the current prospectus are incorporated in this SAI.


                               Table of Contents


                                                             Page
                                                             ----
               PHL Variable Insurance Company...............    2
               The Separate Account.........................    2
               The Policy...................................    3
               Underwriter..................................    4
               Services.....................................    4
               Performance History..........................    5
               Information Sharing Agreements...............    5
               Additional Information about Charges.........    8
               Safekeeping of the Separate Account's Assets.    8
               State Regulation.............................    8
               Reports......................................    8
               Experts......................................    9
               Separate Account Financial Statements........ SA-1
               Company Financial Statements.................  F-1


 If you have any questions, please
   contact us at our Main               [LOGO] Phoenix Variable Products Mail
   Administrative Office:                                 Operations ("VPMO")
                                                                  PO Box 8027
                                             Boston, Massachusetts 02266-8027
                                                   [LOGO] Tel. (800) 541-0171

                        PHL Variable Insurance Company

   PHL Variable Insurance Company ("PHL Variable") sells variable life insurance and annuity products to individual and institutional customers. PHL Variable is organized as a Connecticut stock company. It was incorporated in Connecticut on July 15, 1981. PHL Variable is a wholly-owned subsidiary of Phoenix Life Insurance Company, a New York stock life insurance company, which, in turn, is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded Delaware corporation. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899.

The Separate Account

   PHL Variable established the PHLVIC Variable Universal Life Account ("Separate Account") as a separate account under Connecticut insurance law on September 10, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account."

   The Separate Account purchases shares in mutual funds called "underlying funds." The Separate Account is divided into sections called "investment options." There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the account value you allocate to the Separate Account purchases "units" of the Separate Account. The units are allocated to the investment option of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to "Determination of Investment Option Values" located in this section for more details on unit values.

   The shares of the underlying funds are not offered for sale to the general public. The underlying funds are used exclusively in variable life insurance and annuity products. The underlying funds will perform differently than mutual funds offered to the general public because the underlying funds may not make the same investments or have the same charges as mutual funds available to the general public.


   PHL Variable does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.


   All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of PHL Variable's other assets. The assets of the Separate Account may not be used to pay liabilities of PHL Variable other than those arising from the variable life insurance policies issued by the Separate Account.

Reinvestment and Redemption

   All dividend distributions of a fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; any capital gains distributions of a fund are likewise reinvested at the net asset value on the record date. PHL Variable redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

Substitution of Investments

   We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Separate Account, subject to compliance with the law as currently applicable or as subsequently changed.

   If the shares of any of the portfolios of a fund should no longer be available for investment, or, if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Separate Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected investment option to another investment option without penalty.

Determination of Investment Option Values

   We establish the unit value of each investment option on the first valuation date of that investment option. The unit value of an investment option on any other valuation date is determined by multiplying the unit value of that investment option on the previous valuation date by the net investment factor for that investment option for the then current valuation period. The unit value of each investment option on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to six decimal places. The unit value of each investment option on a valuation date is determined at the end of that day.

   The net investment factor for each investment option is determined by the investment performance of the assets held by the investment option during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

                           (A) + (B)   -  (D) where:
                           -----------
                              (C)


(A) =   The value of the assets in the investment option on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

(B) =   The amount of any dividend (or, if applicable, any capital gain distribution) received by the investment option if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

(C) =   The value of the assets in the investment option as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the value of all transactions during the valuation period ending on that date.

(D) =   Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period, per $1 of assets in the investment option. These charges will only be deducted if, in the future, the Separate Account becomes liable for them.




   The number of units credited to an investment option of the Separate Account will be determined by dividing the portion of the net premium applied to that investment option by the unit value of the investment option on the payment date.



                                  The Policy

   The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

Suicide


   We will stop and void the policy if the insured person commits suicide within certain time periods specified by state law, generally two years from the date the policy is issued or reinstated, or a policy change requiring evidence of insurability is made. We will then return the policy value reduced by any outstanding debt and refund any monthly deductions and other fees and charges.


Incontestability


   We may not contest this policy or any attached rider after it has been in force for two years during which the insured persons are alive, except, where permitted by state law, for fraud. Otherwise, we may contest a policy for certain misstatements made in the policy application and in any application for reinstatement or in connection with any policy change requiring evidence of insurability within the two year period following application, reinstatement or the policy change. If we contest the policy on this basis, we will only pay the greater of all monthly deductions taken under the policy for the contested face amount and any premium we required for the contested face amount.


Change of Owner or Beneficiary

   The beneficiary you name in the policy application, or subsequently change, will receive the policy benefits upon death of the insured person. If your named beneficiary dies before then, the named contingent beneficiary, if any, will become the beneficiary. If there is no surviving or named beneficiary, we will pay the death benefit to you or to your estate.

   You may change the policy owner and the beneficiary as long as the policy remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the insured person is living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.

Misstatements

   If you incorrectly state the age or gender of the insured person, we will adjust the face amount to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured persons' correct personal information.

Surplus

   This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.

Premium Limitations


   You may increase or decrease the planned premium amount (within limits) or payment frequency at any time by writing to VPMO at the address located on the first page of this SAI. We reserve the right to limit increases to such maximums as may be established from time to time. During a grace period, the minimum payment we will accept is the amount needed to prevent policy lapse.


                                  Underwriter

   Phoenix Equity Planning Corporation ("PEPCO"), an affiliate of PHL Variable, as underwriter offers these contracts on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commissions costs are borne directly by PHL Variable. PEPCO's principal business address is 56 Prospect Street, Hartford, Connecticut 06103.

                                   Services

Servicing Agent

   The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company for various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public, but through variable life policies and variable annuities issued by PHL Variable, Phoenix Life Insurance Company and Phoenix Life and Annuity Company. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2008 is 0.058% of the fund's average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follow:


                     Year Ended December 31,    Fee Paid
                     -----------------------  ------------
                              2005........... $1.9 Million
                              2006........... $1.5 Million
                              2007........... $1.7 Million

Other Service Providers


   Under an Administrative and Accounting Services Agreement between PFPC, INC.
(PFPC) and the Company, PFPC provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays PFPC fees for these services. The total fee includes a flat annual charge per investment option, an annual base fee for the company and its affiliates utilizing the services, and license and service fees for certain software used in providing the services. During the last three fiscal years, the Company and insurance company affiliates of the Company have paid PFPC the fees listed below for services provided to the Separate Account, other separate accounts of the Company, and separate accounts of insurance company affiliates of the Company.


                      Year ended December 31   Fee Paid
                      ----------------------  -----------
                              2005........... $548,916.20
                              2006........... $537,086.62
                              2007........... $560,416.07


   Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:


                       Year Ended December 31,  Fee Paid
                       -----------------------  --------
                                2005........... $ 86,000
                                2006........... $101,000
                                2007........... $ 95,000



   Under a contract with PLIC, Tata Consulting Services augments our U.S. based staff in processing premium payments, investment option transfers, asset allocation changes, changes of address, and issuance of new variable annuity business. The fees paid for these services for the last three fiscal years follow:



                      Year Ended December 31,   Fee Paid
                      -----------------------  -----------
                               2005........... $159,779.94
                               2006........... $177,316.43
                               2007........... $352,306.86


Information Sharing Agreements

   PHL Variable has entered into information sharing agreements with the underlying funds as required by Rule 22c-2 of the Investment Company Act of 1940. The purpose of the information sharing is to monitor, and, if necessary, warn and restrict policy owners who may be engaging in disruptive trading practices as determined by PHL Variable or the underlying funds in accordance with their established policies.

                              Performance History

   For detailed performance history, please visit our website at www.phoenixwm.com. The rates of return shown are not an estimate nor are they a guarantee of future performance. The performance history shown is solely for the underlying investment portfolios. They do not illustrate how actual performance will affect the benefits under your policy because they do not account for any of the charges and deductions that apply to your policy value.

   Yield of the Phoenix Money Market Series. We calculate the yield of the Phoenix Money Market Series for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the investment option. We carry results to the nearest hundredth of one percent.

Example Calculation:


   The following example of a return/yield calculation for the Phoenix Money Market Series is based on the 7-day period ending December 31, 2007:



Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:.................................................................. $1.000000
Value of the same account (excluding capital changes) at the end of the 7-day period:.........................................................................  1.000792
Calculation:
   Ending account value...........................................................  1.000792
   Less beginning account value...................................................  1.000000
   Net change in account value....................................................  0.000792
Base period return:
 (adjusted change/beginning account value)........................................  0.000791
Current annual yield = return x (365/7) =.........................................      4.12%
Effective annual yield = [(1 + return)/365/7/] - 1 =..............................      4.21%


   The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Separate Account level.

   Total Return: We will usually advertise the average annual total return for a investment option calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

   Performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. If these charges were reflected in these returns, performance would be significantly lower than shown. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable charges deducted, including the cost of insurance.

   Since investment option performance fluctuates, the policy value, when redeemed, may be worth more or less than the original cost. Withdrawals will affect the policy value and death benefit. You may obtain a copy of the most up-to-date performance numbers from your registered representative.

   We may include information about a series' or an advisor's investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series' portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series' total return. A fund may also advertise performance by dividing returns into equity and debt components.

   A series may compare its returns to any of a number of well-known benchmarks of market performance; including, but not limited to:

   The Dow Jones Industrial Average/SM /("DJIA")

   CS First Boston High Yield Index
   Citigroup Corporate Index
   Citigroup Government Bond Index

   Standard & Poor's 500 Index(R) ("S&P 500")

   Each investment option may include its yield and total return in advertisements or communications with current or prospective policy owners. Each investment option may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

   Lipper Analytical Services
   Morningstar, Inc.
   Thomson Financial

   A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

   Barron's
   Business Week
   Changing Times
   Consumer Reports
   Financial Planning
   Financial Services Weekly
   Forbes
   Fortune
   Investor's Business Daily
   Money
   The New York Times
   Personal Investor
   Registered Representative
   U.S. News and World Report
   The Wall Street Journal

   DJIA is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA.


   The S&P 500 is a free-float market capitalization weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. stock market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.


   Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the DJIA) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

   The funds' annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting your registered representative or VULA at the address and telephone number on page one.


Additional Information about Charges:


Reduction in Charges

   We may reduce or eliminate the mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges, surrender charges or other charges normally assessed where we expect that factors below will result in savings of sales, underwriting, administrative or other costs.

   Eligibility for the amount of these reductions will be determined by a number of factors including:

    .  the number of insureds,

    .  total premiums expected to be paid,

    .  total assets under management for the policyowner,

    .  the nature of the relationship among individual insureds,

    .  the purpose for which the policies are being purchased,

    . where there is a preexisting relationship with us, such as being an employee of PHL Variable or its affiliates and their spouses; or employees or agents who retire from PHL Variable or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements,

    . internal transfers from other policies or contracts issued by the company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the company or an affiliate, and

    . other circumstances which in our opinion are rationally related to the expected reduction in expenses.

   Any variations in the charge structure will be determined in a uniform manner, reflecting differences in costs of services and not unfairly discriminatory to policyholders.

Safekeeping of the Separate Account's Assets

   We hold the assets of the Separate Account separate and apart from our General Account. We maintain records of all purchases and redemptions of fund shares.

State Regulation

   We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

   State regulation of PHL Variable includes certain limitations on investments we may make, including investments for the Separate Account and the Guaranteed Interest Account. State regulation does not include any supervision over the Separate Account's investment policies.

Reports

   We will provide all policy owners with all reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

Experts


   The financial statements of PHLVIC Variable Universal Life Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in the prospectus and this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

   Michele Drummey, Counsel, Phoenix Life Insurance Company, has provided opinions on certain matters relating to federal securities and state regulations laws, respectively, in connection with the policies described in the prospectus and this Statement of Additional Information.

[LOGO]

--------------------------------------------------------------------------------

                                                                  ANNUAL REPORT

                                                      PHLVIC VARIABLE UNIVERSAL

                                                                   LIFE ACCOUNT

                                                              December 31, 2007

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007

                                AIM V.I. Capital                         AIM V.I. Mid Cap     Alger American
                               Appreciation Fund - AIM V.I. Core Equity Core Equity Fund -   Leveraged AllCap
                                     Class I          Fund - Class I          Class I       Portfolio - Class O
                               ------------------- -------------------- ------------------- -------------------
Assets:
 Investments at fair value....     $2,008,634           $  542,794           $128,477           $  390,611
                                   ----------           ----------           --------           ----------
 Total Assets.................     $2,008,634           $  542,794           $128,477           $  390,611
Liabilities:
 Payable to PHL Variable
   Insurance Company..........     $       --           $       --           $     --           $       --
                                   ----------           ----------           --------           ----------
   Total Net Assets...........     $2,008,634           $  542,794           $128,477           $  390,611
                                   ==========           ==========           ========           ==========
   Units Outstanding..........        664,310              458,080             96,278              103,042
                                   ==========           ==========           ========           ==========
 Investment shares held.......         68,391               18,646              8,818                7,053
 Investments at cost..........     $1,649,176           $  473,908           $119,509           $  212,820
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/................     $       --           $       --           $     --           $       --
     Phoenix Express VUL(R)...     $     1.37           $       --           $     --           $     1.88
     The Phoenix Edge(R)--
       SVUL...................     $     3.15           $     1.18           $     --           $     4.32
     The Phoenix Edge(R)--
       VUL....................     $     3.15           $     1.18           $   1.33           $     4.32

                                                                                               Fidelity VIP
                                 DWS Equity 500     Federated Fund for    Federated High       Contrafund(R)
                                Index Fund VIP -     U.S. Government     Income Bond Fund   Portfolio - Service
                                     Class A          Securities II     II - Primary Shares        Class
                               ------------------- -------------------- ------------------- -------------------
Assets:
 Investments at fair value....     $2,935,072           $4,135,521           $277,895           $2,761,085
                                   ----------           ----------           --------           ----------
 Total Assets.................     $2,935,072           $4,135,521           $277,895           $2,761,085
Liabilities:
 Payable to PHL Variable
   Insurance Company..........     $       --           $       --           $     --           $       --
                                   ----------           ----------           --------           ----------
   Total Net Assets...........     $2,935,072           $4,135,521           $277,895           $2,761,085
                                   ==========           ==========           ========           ==========
   Units Outstanding..........        939,652            1,733,475             92,837              694,529
                                   ==========           ==========           ========           ==========
Investment shares held........        188,994              358,675             37,103               99,319
Investments at cost...........     $2,524,573           $4,029,571           $282,819           $2,859,979
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/................     $     1.01           $       --           $     --           $     1.02
     Phoenix Express VUL(R)...     $     1.32           $     1.11           $   1.18           $     1.55
     The Phoenix Edge(R)--
       SVUL...................     $     3.23           $     2.52           $   3.18           $     4.14
     The Phoenix Edge(R)--
       VUL....................     $     3.23           $     2.52           $   3.18           $     4.14


                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                Fidelity VIP Growth                            Fidelity VIP
                                   Opportunities      Fidelity VIP Growth    Investment Grade      Franklin Income
                                Portfolio - Service   Portfolio - Service    Bond Portfolio -     Securities Fund-
                                       Class                 Class            Service Class            Class 2
                               --------------------- --------------------- -------------------- ---------------------
Assets:
 Investments at fair value....      $2,350,397            $1,409,898            $  366,983            $521,225
                                    ----------            ----------            ----------            --------
 Total Assets.................      $2,350,397            $1,409,898            $  366,983            $521,225
Liabilities:
 Payable to PHL Variable
   Insurance Company..........      $       --            $       --            $       --            $     --
                                    ----------            ----------            ----------            --------
   Total Net Assets...........      $2,350,397            $1,409,898            $  366,983            $521,225
                                    ==========            ==========            ==========            ========
   Units Outstanding..........         708,794               423,926               351,169             450,905
                                    ==========            ==========            ==========            ========
 Investment shares held.......         105,305                31,338                28,965              30,111
 Investments at cost..........      $1,967,955            $  997,789            $  359,382            $534,701
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/................      $       --            $       --            $       --            $   1.01
     Phoenix Express
       VUL(R).................      $     1.47            $     1.51            $     1.04            $   1.15
     The Phoenix Edge(R)--
       SVUL...................      $     3.51            $     3.35            $     1.05            $   1.16
     The Phoenix Edge(R)--
       VUL....................      $     3.51            $     3.35            $     1.05            $   1.16

                                 Lazard Retirement     Lord Abbett Bond-    Lord Abbett Growth    Lord Abbett Mid-
                               Small Cap Portfolio - Debenture Portfolio -      and Income      Cap Value Portfolio -
                                  Service Shares           Class VC        Portfolio - Class VC       Class VC
                               --------------------- --------------------- -------------------- ---------------------
Assets:
 Investments at fair value....      $  220,788            $  205,349            $4,133,281            $442,758
                                    ----------            ----------            ----------            --------
 Total Assets.................      $  220,788            $  205,349            $4,133,281            $442,758
Liabilities:
 Payable to PHL Variable
   Insurance Company..........      $       --            $       --            $       --            $     --
                                    ----------            ----------            ----------            --------
   Total Net Assets...........      $  220,788            $  205,349            $4,133,281            $442,758
                                    ==========            ==========            ==========            ========
   Units Outstanding..........         185,906               171,560             3,218,188             358,711
                                    ==========            ==========            ==========            ========
 Investment shares held.......          22,123                17,447               148,093              23,426
 Investments at cost..........      $  315,199            $  204,919            $4,163,548            $481,987
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/................      $       --            $       --            $       --            $     --
     Phoenix Express
       VUL(R).................      $       --            $       --            $     1.29            $   1.26
     The Phoenix Edge(R)--
       SVUL...................      $     1.19            $     1.20            $     1.28            $   1.23
     The Phoenix Edge(R)--
       VUL....................      $     1.19            $     1.20            $     1.28            $   1.23

                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                                                                                 Oppenheimer
                                     Mutual Shares    Neuberger Berman    Neuberger Berman   Capital Appreciation
                                   Securities Fund -    AMT Fasciano        AMT Guardian      Fund/VA - Service
                                        Class 2      Portfolio - S Class Portfolio - S Class        Shares
                                   ----------------- ------------------- ------------------- --------------------
Assets:
 Investments at fair value........    $1,795,898          $  5,859           $  490,866           $   25,210
                                      ----------          --------           ----------           ----------
 Total Assets.....................    $1,795,898          $  5,859           $  490,866           $   25,210
Liabilities:
 Payable to PHL Variable Insurance
   Company........................    $       --          $     --           $       --           $       --
                                      ----------          --------           ----------           ----------
   Total Net Assets...............    $1,795,898          $  5,859           $  490,866           $   25,210
                                      ==========          ========           ==========           ==========
   Units Outstanding..............       660,605             5,998              430,269               21,621
                                      ==========          ========           ==========           ==========
 Investment shares held...........        88,950               404               23,352                  539
 Investments at cost..............    $1,678,762          $  6,239           $  489,214           $   23,405
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/....................    $     1.00          $     --           $       --           $     1.02
     Phoenix Express VUL(R).......    $     1.35          $   0.97           $     1.13           $       --
     The Phoenix Edge(R)--
       SVUL.......................    $     3.48          $   0.98           $     1.14           $       --
     The Phoenix Edge(R)--
       VUL........................    $     3.48          $   0.98           $     1.14           $     1.17

                                      Oppenheimer     Oppenheimer Main
                                   Global Securities  Street Small Cap
                                   Fund/VA - Service  Fund/VA - Service    Phoenix Capital    Phoenix Growth and
                                        Shares             Shares           Growth Series       Income Series
                                   ----------------- ------------------- ------------------- --------------------
Assets:
 Investments at fair value........    $   40,360          $370,098           $1,067,304           $3,163,919
                                      ----------          --------           ----------           ----------
 Total Assets.....................    $   40,360          $370,098           $1,067,304           $3,163,919
Liabilities:
 Payable to PHL Variable Insurance
   Company........................    $       --          $     --           $       --           $       --
                                      ----------          --------           ----------           ----------
   Total Net Assets...............    $   40,360          $370,098           $1,067,304           $3,163,919
                                      ==========          ========           ==========           ==========
   Units Outstanding..............        35,515           372,869              362,924            1,008,791
                                      ==========          ========           ==========           ==========
 Investment shares held...........         1,113            20,527               63,509              211,774
 Investments at cost..............    $   39,776          $390,935           $  923,482           $2,736,718
   Unit Value
     Phoenix Benefit Choice
       VUL/SM/....................    $     0.99          $     --           $       --           $       --
     Phoenix Express VUL(R).......    $     1.13          $   0.98           $       --           $     1.34
     The Phoenix Edge(R)--
       SVUL.......................    $     1.14          $   0.99           $     2.94           $     3.27
     The Phoenix Edge(R)--
       VUL........................    $     1.14          $   0.99           $     2.94           $     3.27

                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                                                                 Phoenix Multi-      Phoenix Multi-
                                        Phoenix Mid-Cap     Phoenix Money     Sector Fixed Income  Sector Short Term
                                         Growth Series      Market Series            Series           Bond Series
                                       ----------------- -------------------- -------------------- ------------------
Assets:
  Investments at fair value...........     $234,470           $2,952,115           $1,574,563          $  333,197
                                           --------           ----------           ----------          ----------
  Total Assets........................     $234,470           $2,952,115           $1,574,563          $  333,197
Liabilities:
  Payable to PHL Variable
   Insurance Company..................     $     --           $       --           $       --          $       --
                                           --------           ----------           ----------          ----------
   Total Net Assets...................     $234,470           $2,952,115           $1,574,563          $  333,197
                                           ========           ==========           ==========          ==========
   Units Outstanding..................       81,609            1,301,308              564,429             282,352
                                           ========           ==========           ==========          ==========
  Investment shares held..............       14,299              295,212              173,310              33,772
  Investments at cost.................     $180,461           $2,952,115           $1,603,880          $  339,588
   Unit Value.........................
     Phoenix Benefit Choice VUL/SM/...     $     --           $       --           $       --          $       --
     Phoenix Express VUL(R)...........     $   1.37           $     1.10           $     1.12          $     1.11
     The Phoenix Edge(R)-- SVUL.......     $   2.88           $     2.30           $     2.95          $     1.21
     The Phoenix Edge(R)-- VUL........     $   2.88           $     2.30           $     2.95          $     1.21

                                                                                                     Phoenix-Duff &
                                       Phoenix Strategic   Phoenix-Aberdeen   Phoenix-Alger Small- Phelps Real Estate
                                       Allocation Series International Series  Cap Growth Series   Securities Series
                                       ----------------- -------------------- -------------------- ------------------
Assets:
  Investments at fair value...........     $725,005           $8,012,689           $1,552,603          $2,137,067
                                           --------           ----------           ----------          ----------
  Total Assets........................     $725,005           $8,012,689           $1,552,603          $2,137,067
Liabilities:
  Payable to PHL Variable
   Insurance Company..................     $     --           $       --           $       --          $       --
                                           --------           ----------           ----------          ----------
   Total Net Assets...................     $725,005           $8,012,689           $1,552,603          $2,137,067
                                           ========           ==========           ==========          ==========
   Units Outstanding..................      241,819            1,699,020              313,858             459,192
                                           ========           ==========           ==========          ==========
  Investment shares held..............       55,968              418,575               86,975              79,673
  Investments at cost.................     $776,120           $7,132,069           $1,502,861          $2,158,184
   Unit Value.........................
     Phoenix Benefit Choice VUL/SM/...     $     --           $     1.02           $       --          $       --
     Phoenix Express VUL(R)...........     $     --           $     1.75           $     1.71          $     1.38
     The PhoenixEdge(R)-- SVUL........     $   3.00           $     4.91           $     5.07          $     4.84
     The Phoenix Edge(R)-- VUL........     $   3.00           $     4.91           $     5.07          $     4.84

                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                          Phoenix-S&P        Phoenix-S&P        Phoenix-S&P        Phoenix-S&P
                                         Dynamic Asset      Dynamic Asset      Dynamic Asset      Dynamic Asset
                                       Allocation Series: Allocation Series: Allocation Series: Allocation Series:
                                       Aggressive Growth        Growth            Moderate       Moderate Growth
                                       ------------------ ------------------ ------------------ ------------------
Assets:
  Investments at fair value...........     $1,815,511         $1,289,561          $    452           $532,975
                                           ----------         ----------          --------           --------
  Total Assets........................     $1,815,511         $1,289,561          $    452           $532,975
Liabilities:
  Payable to PHL Variable
   Insurance Company..................     $       --         $       --          $     --           $     --
                                           ----------         ----------          --------           --------
   Total Net Assets...................     $1,815,511         $1,289,561          $    452           $532,975
                                           ==========         ==========          ========           ========
   Units Outstanding..................      1,487,423          1,084,128               396            453,764
                                           ==========         ==========          ========           ========
  Investment shares held..............        153,063            111,747                42             47,181
  Investments at cost.................     $1,719,616         $1,259,463          $    461           $519,012
   Unit Value
     Phoenix Benefit Choice VUL/SM/...     $       --         $       --          $     --           $     --
     Phoenix Express VUL(R)...........     $     1.21         $     1.18          $     --           $   1.17
     The Phoenix Edge(R)--SVUL........     $     1.22         $     1.19          $     --           $   1.18
     The Phoenix Edge(R)--VUL.........     $     1.22         $     1.19          $   1.14           $   1.18

                                        Phoenix-Sanford    Phoenix-Sanford      Phoenix-Van        Phoenix-Van
                                       Bernstein Mid-Cap   Bernstein Small-   Kampen Comstock   Kampen Equity 500
                                          Value Series     Cap Value Series        Series          Index Series
                                       ------------------ ------------------ ------------------ ------------------
Assets:
  Investments at fair value...........     $1,664,267         $1,135,283          $473,990           $750,159
                                           ----------         ----------          --------           --------
  Total Assets........................     $1,664,267         $1,135,283          $473,990           $750,159
Liabilities:
  Payable to PHL Variable
   Insurance Company..................     $       --         $       --          $     --           $     --
                                           ----------         ----------          --------           --------
   Total Net Assets...................     $1,664,267         $1,135,283          $473,990           $750,159
                                           ==========         ==========          ========           ========
   Units Outstanding..................        470,161            318,845           163,019            252,656
                                           ==========         ==========          ========           ========
  Investment shares held..............        131,200             78,501            37,940             56,800
  Investments at cost.................     $1,882,725         $1,337,403          $491,279           $682,891
   Unit Value
     Phoenix Benefit Choice VUL/SM/...     $       --         $       --          $     --           $     --
     Phoenix Express VUL(R)...........     $     1.33         $     1.31          $     --           $   1.30
     The Phoenix Edge(R)-- SVUL.......     $     3.70         $     3.66          $   2.91           $   3.07
     The Phoenix Edge(R)--VUL.........     $     3.70         $     3.66          $   2.91           $   3.07


                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                            PIMCO VIT
                                          CommodityReal                                            Rydex Variable
                                         Return Strategy     PIMCO VIT Real    PIMCO VIT Total     Trust Inverse
                                       Portfolio - Advisor Return Portfolio - Return Portfolio -  Government Long
                                              Class          Advisor Class      Advisor Class    Bond Strategy Fund
                                       ------------------- ------------------ ------------------ ------------------
Assets:
  Investments at fair value...........      $305,221            $34,373            $101,711           $ 35,093
                                            --------            -------            --------           --------
  Total Assets........................      $305,221            $34,373            $101,711           $ 35,093
Liabilities:
  Payable to PHL Variable
   Insurance Company..................      $     --            $    --            $     --           $     --
                                            --------            -------            --------           --------
   Total Net Assets...................      $305,221            $34,373            $101,711           $ 35,093
                                            ========            =======            ========           ========
   Units Outstanding..................       258,254             30,422              89,913             37,910
                                            ========            =======            ========           ========
  Investment shares held..............        22,864              2,734               9,697              1,793
  Investments at cost.................      $278,088            $33,625            $ 98,331           $ 41,061
   Unit Value
     Phoenix Benefit Choice VUL/SM/...      $     --            $    --            $     --           $     --
     Phoenix Express VUL(R)...........      $   1.17            $  1.12            $   1.12           $     --
     The Phoenix Edge(R)--SVUL........      $   1.18            $  1.13            $   1.13           $   0.93
     The Phoenix Edge(R)--VUL.........      $   1.18            $  1.13            $   1.13           $   0.93

                                                             Rydex Variable   Sentinel Variable  Sentinel Variable
                                         Rydex Variable       Trust Sector      Products Bond     Products Common
                                         Trust Nova Fund     Rotation Fund           Fund            Stock Fund
                                       ------------------- ------------------ ------------------ ------------------
Assets:
  Investments at fair value...........      $ 34,568            $30,601            $ 28,727           $150,322
                                            --------            -------            --------           --------
  Total Assets........................      $ 34,568            $30,601            $ 28,727           $150,322
Liabilities:
  Payable to PHL Variable
   Insurance Company..................      $     --            $    --            $     --           $     --
                                            --------            -------            --------           --------
   Total Net Assets...................      $ 34,568            $30,601            $ 28,727           $150,322
                                            ========            =======            ========           ========
   Units Outstanding..................        20,008             15,310              28,050            146,383
                                            ========            =======            ========           ========
  Investment shares held..............         3,436              1,996               2,876             10,498
  Investments at cost.................      $ 27,195            $22,678            $ 29,502           $153,559
   Unit Value
     Phoenix Benefit Choice VUL/SM/...      $     --            $    --            $     --           $     --
     Phoenix Express VUL(R)...........      $   1.34            $    --            $     --           $     --
     The Phoenix Edge(R)--SVUL........      $     --            $    --            $   1.02           $   1.03
     The Phoenix Edge(R)--VUL.........      $   1.76            $  2.00            $   1.02           $   1.03


                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                                                                   Templeton
                                       Sentinel Variable  Sentinel Variable    Developing Markets   Templeton Foreign
                                       Products Mid Cap     Products Small     Securities Fund -    Securities Fund -
                                          Growth Fund        Company Fund           Class 2              Class 2
                                       ----------------- -------------------- -------------------- -------------------
Assets:
  Investments at fair value...........    $    7,544           $22,521             $  468,648          $1,239,510
                                          ----------           -------             ----------          ----------
  Total Assets........................    $    7,544           $22,521             $  468,648          $1,239,510
Liabilities:
  Payable to PHL Variable
   Insurance Company..................    $       --           $    --             $       --          $       --
                                          ----------           -------             ----------          ----------
   Total Net Assets...................    $    7,544           $22,521             $  468,648          $1,239,510
                                          ==========           =======             ==========          ==========
   Units Outstanding..................         6,973            22,314                337,797             327,307
                                          ==========           =======             ==========          ==========
  Investment shares held..............           607             1,611                 29,290              61,210
  Investments at cost.................    $    7,601           $24,739             $  414,833          $  947,614
   Unit Value
     Phoenix Benefit Choice VUL/SM/...    $       --           $    --             $       --          $       --
     Phoenix Express VUL(R)...........    $       --           $    --             $     1.38          $     1.55
     The Phoenix Edge(R)-- SVUL.......    $       --           $  1.01             $     1.39          $     4.08
     The Phoenix Edge(R)--VUL.........    $     1.08           $  1.01             $     1.39          $     4.08

                                       Templeton Growth     Van Kampen UIF                               Wanger
                                       Securities Fund -  Equity and Income          Wanger        International Small
                                            Class 2      Portfolio - Class II International Select         Cap
                                       ----------------- -------------------- -------------------- -------------------
Assets:
  Investments at fair value...........    $1,331,198           $11,187             $1,001,441          $3,458,541
                                          ----------           -------             ----------          ----------
  Total Assets........................    $1,331,198           $11,187             $1,001,441          $3,458,541
Liabilities:
  Payable to PHL Variable
   Insurance Company..................    $       --           $    --             $       --          $       --
                                          ----------           -------             ----------          ----------
   Total Net Assets...................    $1,331,198           $11,187             $1,001,441          $3,458,541
                                          ==========           =======             ==========          ==========
   Units Outstanding..................       501,194            10,007                181,489             571,628
                                          ==========           =======             ==========          ==========
  Investment shares held..............        86,218               759                 35,676              78,532
  Investments at cost.................    $1,222,223           $11,187             $  830,587          $2,405,128
   Unit Value
     Phoenix Benefit Choice VUL/SM/...    $     1.00           $    --             $       --          $       --
     Phoenix Express VUL(R)...........    $     1.35           $    --             $     1.90          $     1.84
     The Phoenix Edge(R)-- SVUL.......    $     3.56           $    --             $     6.08          $     6.28
     The Phoenix Edge(R)-- VUL........    $     3.56           $  1.12             $     6.08          $     6.28

                       See Notes to Financial Statements

                     STATEMENTS OF ASSETS AND LIABILITIES
                               December 31, 2007
                                  (Continued)

                                                            Wanger U.S.
                                           Wanger Select Smaller Companies
                                           ------------- -----------------
Assets:
 Investments at fair value................  $1,439,115      $1,029,715
                                            ----------      ----------
 Total Assets.............................  $1,439,115      $1,029,715
Liabilities:
 Payable to PHL Variable Insurance Company  $       --      $       --
                                            ----------      ----------
   Total Net Assets.......................  $1,439,115      $1,029,715
                                            ==========      ==========
   Units Outstanding......................     327,787         270,537
                                            ==========      ==========
 Investment shares held...................      51,250          28,398
 Investments at cost......................  $1,393,002      $  913,201
   Unit Value
     Phoenix Benefit Choice VUL/SM/.......  $       --      $       --
     Phoenix Express VUL(R)...............  $     1.56      $     1.30
     The Phoenix Edge(R)--SVUL............  $     4.43      $     3.82
     The Phoenix Edge(R)--VUL.............  $     4.43      $     3.82


                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007

                                     AIM V.I. Capital                         AIM V.I. Mid Cap     Alger American
                                    Appreciation Fund - AIM V.I. Core Equity Core Equity Fund -   Leveraged AllCap
                                          Class I          Fund - Class I          Class I       Portfolio - Class O
                                    ------------------- -------------------- ------------------- -------------------
Income:
   Dividends.......................      $     --             $  6,033            $    282            $      --
Expenses:
   Mortality and expense fees......           262                   --                  --                  166
   Administrative fees.............            --                   --                  --                   --
                                         --------             --------            --------            ---------
Net investment income (loss).......          (262)               6,033                 282                 (166)
                                         --------             --------            --------            ---------
Realized gains (losses) on
  investments
   Realized gain (loss) on sale of
     fund shares...................           582                  113                 501                4,882
   Realized gain distributions.....            --                   --               1,841                   --
                                         --------             --------            --------            ---------
   Realized gain (loss)............           582                  113               2,342                4,882
                                         --------             --------            --------            ---------
Change in unrealized appreciation
  (depreciation) during the year...       199,306               32,382               8,973               94,144
                                         --------             --------            --------            ---------
Net increase (decrease) in net
  assets from operations...........      $199,626             $ 38,528            $ 11,597            $  98,860
                                         ========             ========            ========            =========

                                                                                                    Fidelity VIP
                                      DWS Equity 500     Federated Fund for    Federated High       Contrafund(R)
                                     Index Fund VIP -     U.S. Government     Income Bond Fund   Portfolio - Service
                                          Class A          Securities II     II - Primary Shares        Class
                                    ------------------- -------------------- ------------------- -------------------
Income:
   Dividends.......................      $ 39,849             $147,163            $ 17,958            $  22,170
Expenses:
   Mortality and expense fees......           301                  720                  24                  194
   Administrative fees.............            --                   --                  --                   --
                                         --------             --------            --------            ---------
Net investment income (loss).......        39,548              146,443              17,934               21,976
                                         --------             --------            --------            ---------
Realized gains (losses) on
  investments
   Realized gain (loss) on sale of
     fund shares...................            88                  903              (1,414)               5,471
   Realized gain distributions.....            --                   --                  --              660,858
                                         --------             --------            --------            ---------
   Realized gain (loss)............            88                  903              (1,414)             666,329
                                         --------             --------            --------            ---------
Change in unrealized appreciation
  (depreciation) during the year...        90,790               79,321             (10,666)            (315,705)
                                         --------             --------            --------            ---------
Net increase (decrease) in net
  assets from operations...........      $130,426             $226,667            $  5,854            $ 372,600
                                         ========             ========            ========            =========

                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                    Fidelity VIP Growth                         Fidelity VIP
                                       Opportunities    Fidelity VIP Growth   Investment Grade     Franklin Income
                                    Portfolio - Service Portfolio - Service   Bond Portfolio -    Securities Fund -
                                           Class               Class           Service Class           Class 2
                                    ------------------- ------------------- -------------------- -------------------
Income:
   Dividends.......................      $      --           $  7,263            $     267            $  7,346
Expenses:
   Mortality and expense fees......            346                 36                   65                 406
   Administrative fees.............             --                 --                   --                  --
                                         ---------           --------            ---------            --------
Net investment income (loss).......           (346)             7,227                  202               6,940
                                         ---------           --------            ---------            --------
Realized gains (losses) on
  investments
   Realized gain (loss) on sale of
     fund shares...................            347              4,211                    5                 (82)
   Realized gain distributions.....             --              1,167                   --               1,362
                                         ---------           --------            ---------            --------
   Realized gain (loss)............            347              5,378                    5               1,280
                                         ---------           --------            ---------            --------
Change in unrealized appreciation
  (depreciation) during the year...        307,702            280,918                7,601             (14,387)
                                         ---------           --------            ---------            --------
Net increase (decrease) in net
  assets from operations...........      $ 307,703           $293,523            $   7,808            $ (6,167)
                                         =========           ========            =========            ========

                                     Lazard Retirement   Lord Abbett Bond-   Lord Abbett Growth   Lord Abbett Mid-
                                    Small Cap Portfolio Debenture Portfolio      and Income      Cap Value Portfolio
                                     - Service Shares       - Class VC      Portfolio - Class VC     - Class VC
                                    ------------------- ------------------- -------------------- -------------------
Income:
   Dividends.......................      $      --           $ 12,421            $  51,487            $  1,928
Expenses:
   Mortality and expense fees......             --                 --                  418                  52
   Administrative fees.............             --                 --                   --                  --
                                         ---------           --------            ---------            --------
Net investment income (loss).......             --             12,421               51,069               1,876
                                         ---------           --------            ---------            --------
Realized gains (losses) on
  investments
   Realized gain (loss) on sale of
     fund shares...................           (482)               490                 (277)              2,995
   Realized gain distributions.....         90,878                672              283,921              56,664
                                         ---------           --------            ---------            --------
   Realized gain (loss)............         90,396              1,162              283,644              59,659
                                         ---------           --------            ---------            --------
Change in unrealized appreciation
  (depreciation) during the year...       (108,214)            (1,561)            (237,127)            (58,803)
                                         ---------           --------            ---------            --------
Net increase (decrease) in net
  assets from operations...........      $ (17,818)          $ 12,022            $  97,586            $  2,732
                                         =========           ========            =========            ========


                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                                Neuberger   Neuberger  Oppenheimer
                                                     Mutual      Berman      Berman      Capital
                                                     Shares        AMT         AMT     Appreciation
                                                   Securities   Fasciano    Guardian    Fund/VA -
                                                     Fund -    Portfolio - Portfolio -   Service
                                                     Class 2     S Class     S Class      Shares
                                                   ----------- ----------- ----------- ------------
Income:
   Dividends......................................  $ 22,488    $     --    $    827     $      1
Expenses:
   Mortality and expense fees.....................       662          --          48           --
   Administrative fees............................        --          --          --           --
                                                    --------    --------    --------     --------
Net investment income (loss)......................    21,826          --         779            1
                                                    --------    --------    --------     --------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....    14,412          17         (39)           7
   Realized gain distributions....................    55,057          50          --           --
                                                    --------    --------    --------     --------
   Realized gain (loss)...........................    69,469          67         (39)           7
                                                    --------    --------    --------     --------
Change in unrealized appreciation (depreciation)
  during the year.................................   (64,939)       (366)      1,651        1,656
                                                    --------    --------    --------     --------
Net increase (decrease) in net assets from
  operations......................................  $ 26,356    $   (299)   $  2,391     $  1,664
                                                    ========    ========    ========     ========

                                                   Oppenheimer Oppenheimer
                                                     Global    Main Street
                                                   Securities   Small Cap    Phoenix     Phoenix
                                                    Fund/VA -   Fund/VA -    Capital    Growth and
                                                     Service     Service     Growth       Income
                                                     Shares      Shares      Series       Series
                                                   ----------- ----------- ----------- ------------
Income:
   Dividends......................................  $    244    $     34    $  2,780     $ 29,755
Expenses:
   Mortality and expense fees.....................        10          39          --          377
   Administrative fees............................        --          --          --           --
                                                    --------    --------    --------     --------
Net investment income (loss)......................       234          (5)      2,780       29,378
                                                    --------    --------    --------     --------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....      (124)       (103)      1,524       16,178
   Realized gain distributions....................     1,018         735          --       78,701
                                                    --------    --------    --------     --------
   Realized gain (loss)...........................       894         632       1,524       94,879
                                                    --------    --------    --------     --------
Change in unrealized appreciation (depreciation)
  during the year.................................        48     (21,111)     98,563       46,393
                                                    --------    --------    --------     --------
Net increase (decrease) in net assets from
  operations......................................  $  1,176    $(20,484)   $102,867     $170,650
                                                    ========    ========    ========     ========

                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                                             Phoenix
                                                                             Multi-
                                                    Phoenix      Phoenix     Sector      Phoenix
                                                    Mid-Cap       Money       Fixed    Multi-Sector
                                                     Growth      Market      Income     Short Term
                                                     Series      Series      Series    Bond Series
                                                   ---------- ------------- ---------  ------------
Income:
   Dividends...................................... $      --    $134,993    $  75,305   $   17,197
Expenses:
   Mortality and expense fees.....................        --         436          186          348
   Administrative fees............................        --          --           --           --
                                                   ---------    --------    ---------   ----------
Net investment income (loss)......................        --     134,557       75,119       16,849
                                                   ---------    --------    ---------   ----------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....     4,388          --         (102)         (11)
   Realized gain distributions....................        --          --           --           --
                                                   ---------    --------    ---------   ----------
   Realized gain (loss)...........................     4,388          --         (102)         (11)
                                                   ---------    --------    ---------   ----------
Change in unrealized appreciation (depreciation)
  during the year.................................    39,267          --      (30,629)      (5,612)
                                                   ---------    --------    ---------   ----------
Net increase (decrease) in net assets from
  operations...................................... $  43,655    $134,557    $  44,388   $   11,226
                                                   =========    ========    =========   ==========

                                                                                         Phoenix-
                                                                            Phoenix-      Duff &
                                                    Phoenix     Phoenix-      Alger    Phelps Real
                                                   Strategic    Aberdeen    Small-Cap     Estate
                                                   Allocation International  Growth     Securities
                                                     Series      Series      Series       Series
                                                   ---------- ------------- ---------  ------------
Income:
   Dividends...................................... $  19,120    $113,079    $      --   $   33,450
Expenses:
   Mortality and expense fees.....................        --         733           78          141
   Administrative fees............................        --          --           --           --
                                                   ---------    --------    ---------   ----------
Net investment income (loss)......................    19,120     112,346         (78)       33,309
                                                   ---------    --------    ---------   ----------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....     2,886           2        9,336      (65,012)
   Realized gain distributions....................    39,765     398,855      271,204      213,638
                                                   ---------    --------    ---------   ----------
   Realized gain (loss)...........................    42,651     398,857      280,540      148,626
                                                   ---------    --------    ---------   ----------
Change in unrealized appreciation (depreciation)
  during the year.................................  (19,477)     392,868     (81,076)    (616,985)
                                                   ---------    --------    ---------   ----------
Net increase (decrease) in net assets from
  operations...................................... $  42,294    $904,071    $ 199,386   $ (435,050)
                                                   =========    ========    =========   ==========

                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                     Phoenix-
                                                       S&P        Phoenix-    Phoenix-
                                                     Dynamic        S&P         S&P
                                                      Asset       Dynamic     Dynamic      Phoenix-S&P
                                                    Allocation     Asset       Asset      Dynamic Asset
                                                     Series:     Allocation  Allocation Allocation Series:
                                                    Aggressive    Series:     Series:        Moderate
                                                      Growth       Growth     Moderate        Growth
                                                   ------------ ------------ ---------- ------------------
Income:
   Dividends......................................  $   19,048   $   16,369  $       8       $ 8,987
Expenses:
   Mortality and expense fees.....................         238          313         --           867
   Administrative fees............................          --           --         --            --
                                                    ----------   ----------  ---------       -------
Net investment income (loss)......................      18,810       16,056          8         8,120
                                                    ----------   ----------  ---------       -------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....       1,714          509          3         1,363
   Realized gain distributions....................      15,404        8,199          6         6,073
                                                    ----------   ----------  ---------       -------
   Realized gain (loss)...........................      17,118        8,708          9         7,436
                                                    ----------   ----------  ---------       -------
Change in unrealized appreciation (depreciation)
  during the year.................................      47,031       19,502         (9)       11,085
                                                    ----------   ----------  ---------       -------
Net increase (decrease) in net assets from
  operations......................................  $   82,959   $   44,266  $       8       $26,641
                                                    ==========   ==========  =========       =======

                                                     Phoenix-     Phoenix-    Phoenix-
                                                     Sanford      Sanford       Van
                                                    Bernstein    Bernstein     Kampen      Phoenix-Van
                                                     Mid-Cap     Small-Cap    Comstock    Kampen Equity
                                                   Value Series Value Series   Series    500 Index Series
                                                   ------------ ------------ ---------- ------------------
Income:
   Dividends......................................  $    1,829   $       --  $   8,201       $11,185
Expenses:
   Mortality and expense fees.....................         166           83         --            75
   Administrative fees............................          --           --         --            --
                                                    ----------   ----------  ---------       -------
Net investment income (loss)......................       1,663         (83)      8,201        11,110
                                                    ----------   ----------  ---------       -------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....        (535)        (489)     2,958        17,567
   Realized gain distributions....................     198,463      154,005     25,355            --
                                                    ----------   ----------  ---------       -------
   Realized gain (loss)...........................     197,928      153,516     28,313        17,567
                                                    ----------   ----------  ---------       -------
Change in unrealized appreciation (depreciation)
  during the year.................................   (211,504)    (194,353)   (45,440)        17,898
                                                    ----------   ----------  ---------       -------
Net increase (decrease) in net assets from
  operations......................................  $  (11,913)  $  (40,920) $  (8,926)      $46,575
                                                    ==========   ==========  =========       =======


                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                                                                Rydex
                                                                                               Variable
                                                                         PIMCO       PIMCO      Trust
                                                       PIMCO VIT       VIT Real    VIT Total   Inverse
                                                     CommodityReal      Return      Return    Government
                                                    Return Strategy   Portfolio - Portfolio - Long Bond
                                                   Portfolio -Advisor   Advisor     Advisor    Strategy
                                                         Class           Class       Class       Fund
                                                   ------------------ ----------- ----------- ----------
Income:
   Dividends......................................      $  7,615        $  704      $3,726     $  1,686
Expenses:
   Mortality and expense fees.....................            29             4          19           --
   Administrative fees............................            --            --          --           --
                                                        --------        ------      ------     --------
Net investment income (loss)......................         7,586           700       3,707        1,686
                                                        --------        ------      ------     --------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....          (175)            4         138          110
   Realized gain distributions....................            --            75          --           --
                                                        --------        ------      ------     --------
   Realized gain (loss)...........................          (175)           79         138          110
                                                        --------        ------      ------     --------
Change in unrealized appreciation (depreciation)
  during the year.................................        27,828         1,131       3,749       (3,664)
                                                        --------        ------      ------     --------
Net increase (decrease) in net assets from
  operations......................................      $ 35,239        $1,910      $7,594     $ (1,868)
                                                        ========        ======      ======     ========

                                                                         Rydex
                                                                       Variable    Sentinel    Sentinel
                                                                         Trust     Variable    Variable
                                                                        Sector     Products    Products
                                                     Rydex Variable    Rotation      Bond       Common
                                                    Trust Nova Fund      Fund        Fund     Stock Fund
                                                   ------------------ ----------- ----------- ----------
Income:
   Dividends......................................      $    489        $   --      $1,097     $  1,547
Expenses:
   Mortality and expense fees.....................             8            --          --           --
   Administrative fees............................            --            --          --           --
                                                        --------        ------      ------     --------
Net investment income (loss)......................           481            --       1,097        1,547
                                                        --------        ------      ------     --------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....         2,460         1,497          --           --
   Realized gain distributions....................            --         2,254          --        2,619
                                                        --------        ------      ------     --------
   Realized gain (loss)...........................         2,460         3,751          --        2,619
                                                        --------        ------      ------     --------
Change in unrealized appreciation (depreciation)
  during the year.................................       (3,030)         2,221       (775)      (3,237)
                                                        --------        ------      ------     --------
Net increase (decrease) in net assets from
  operations......................................      $    (89)       $5,972      $  322     $    929
                                                        ========        ======      ======     ========


                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                    Sentinel   Sentinel     Templeton
                                                    Variable   Variable    Developing     Templeton
                                                    Products   Products      Markets       Foreign
                                                    Mid Cap      Small     Securities    Securities
                                                     Growth     Company      Fund -        Fund -
                                                      Fund       Fund        Class 2       Class 2
                                                   ---------- ----------- ------------- -------------
Income:
   Dividends...................................... $      --    $   125     $  5,300      $ 21,704
Expenses:
   Mortality and expense fees.....................        --         --            2           201
   Administrative fees............................        --         --           --            --
                                                   ---------    -------     --------      --------
Net investment income (loss)......................        --        125        5,298        21,503
                                                   ---------    -------     --------      --------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares....         1         --            5         8,219
   Realized gain distributions....................        --      2,012       18,212        49,504
                                                   ---------    -------     --------      --------
   Realized gain (loss)...........................         1      2,012       18,217        57,723
                                                   ---------    -------     --------      --------
Change in unrealized appreciation (depreciation)
  during the year.................................       (57)    (2,218)      42,062        70,029
                                                   ---------    -------     --------      --------
Net increase (decrease) in net assets from
  operations...................................... $     (56)   $   (81)    $ 65,577      $149,255
                                                   =========    =======     ========      ========

                                                              Van Kampen
                                                   Templeton      UIF
                                                     Growth   Equity and
                                                   Securities   Income       Wanger        Wanger
                                                     Fund -   Portfolio - International International
                                                    Class 2    Class II      Select       Small Cap
                                                   ---------- ----------- ------------- -------------
Income:
   Dividends...................................... $  12,997    $   107     $  3,011      $ 25,618
Expenses:
   Mortality and expense fees.....................       503         --          179           213
   Administrative fees............................        --         --           --            --
                                                   ---------    -------     --------      --------
Net investment income (loss)......................    12,494        107        2,832        25,405
                                                   ---------    -------     --------      --------
Realized gains (losses) on investments............
   Realized gain (loss) on sale of fund shares....      (278)        40           95        41,026
   Realized gain distributions....................    41,471        151       48,358       230,683
                                                   ---------    -------     --------      --------
   Realized gain (loss)...........................    41,193        191       48,453       271,709
                                                   ---------    -------     --------      --------
Change in unrealized appreciation (depreciation)
  during the year.................................  (45,760)      (157)       71,690       190,736
                                                   ---------    -------     --------      --------
Net increase (decrease) in net assets from
  operations...................................... $   7,927    $   141     $122,975      $487,850
                                                   =========    =======     ========      ========


                       See Notes to Financial Statements

                           STATEMENTS OF OPERATIONS
                    For the period ended December 31, 2007
                                  (Continued)

                                                                                      Wanger U.S.
                                                                             Wanger     Smaller
                                                                             Select    Companies
                                                                            --------  -----------
Income:
   Dividends............................................................... $     --    $    --
Expenses:
   Mortality and expense fees..............................................       12          4
   Administrative fees.....................................................       --         --
                                                                            --------    -------
Net investment income (loss)...............................................      (12)        (4)
                                                                            --------    -------
Realized gains (losses) on investments
   Realized gain (loss) on sale of fund shares.............................    1,062      4,825
   Realized gain distributions.............................................    7,085     43,255
                                                                            --------    -------
   Realized gain (loss)....................................................    8,147     48,080
                                                                            --------    -------
Change in unrealized appreciation (depreciation) during the year...........  (23,168)       159
                                                                            --------    -------
Net increase (decrease) in net assets from operations...................... $(15,033)   $48,235
                                                                            ========    =======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006

                                                AIM V.I. Capital         AIM V.I. Core Equity
                                             Appreciation Fund - Class I   Fund - Class I
                                             --------------------------  ------------------
                                                2007          2006         2007       2006
                                              ----------    ----------   --------   --------
Increase (decrease) in net assets from
  operations:
   Net investment income (loss)............. $     (262)   $      682    $  6,033   $  2,479
   Realized gains (losses)..................        582          (248)        113       (171)
   Unrealized appreciation
     (depreciation) during the year.........    199,306        72,527      32,382     36,504
                                              ----------    ----------   --------   --------
Net increase (decrease) in net assets
  from operations...........................    199,626        72,961      38,528     38,812
                                              ----------    ----------   --------   --------
Contract transactions:
   Payments received from contract
     owners.................................    575,478       528,718     102,126     81,240
   Transfers between Investment Options
     (including Guaranteed Interest
     Account), net..........................     11,756       208,607     (20,168)   381,913
   Transfers for contract benefits and
     terminations...........................    (55,891)      (46,057)     (6,780)   (10,522)
   Contract maintenance charges.............   (182,002)     (126,480)    (36,939)   (25,416)
                                              ----------    ----------   --------   --------
Net increase (decrease) in net assets
  resulting from contract transactions......    349,341       564,788      38,239    427,215
                                              ----------    ----------   --------   --------
       Total increase (decrease) in net
         assets.............................    548,967       637,749      76,767    466,027
Net assets at beginning of period...........  1,459,667       821,918     466,027         --
                                              ----------    ----------   --------   --------
Net assets at end of period................. $2,008,634    $1,459,667    $542,794   $466,027
                                              ==========    ==========   ========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                                            Alger American
                                                    AIM V.I. Mid Cap Core  Leveraged AllCap
                                                    Equity Fund - Class I Portfolio - Class O
                                                    --------------------  ------------------
                                                      2007       2006       2007      2006
                                                    --------   --------   --------  --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $    282   $  1,059   $   (166) $    (86)
   Realized gains (losses).........................    2,342     11,197      4,882     1,006
   Unrealized appreciation (depreciation) during
     the year......................................    8,973     (1,337)    94,144    46,409
                                                    --------   --------   --------  --------
Net increase (decrease) in net assets from
  operations.......................................   11,597     10,919     98,860    47,329
                                                    --------   --------   --------  --------
Contract transactions:
   Payments received from contract owners..........   29,845     44,003     38,092    44,419
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  (11,388)    (9,742)    (3,331)    1,958
   Transfers for contract benefits and
     terminations..................................   (3,021)    (1,080)   (15,938)   (1,010)
   Contract maintenance charges....................  (15,221)   (15,256)   (28,082)  (16,488)
                                                    --------   --------   --------  --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................      215     17,925     (9,259)   28,879
                                                    --------   --------   --------  --------
       Total increase (decrease) in net assets.....   11,812     28,844     89,601    76,208
Net assets at beginning of period..................  116,665     87,821    301,010   224,802
                                                    --------   --------   --------  --------
Net assets at end of period........................ $128,477   $116,665   $390,611  $301,010
                                                    ========   ========   ========  ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    DWS Equity 500 Index Fund Federated Fund for U.S.
                                                         VIP - Class A        Government Securities II
                                                    ------------------------  ----------------------
                                                       2007         2006         2007         2006
                                                    ----------   ----------   ----------   ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   39,548   $   16,977   $  146,443   $   67,348
   Realized gains (losses).........................         88       (1,136)         903        1,203
   Unrealized appreciation (depreciation) during
     the year......................................     90,790      232,242       79,321       28,689
                                                    ----------   ----------   ----------   ----------
Net increase (decrease) in net assets from
  operations.......................................    130,426      248,083      226,667       97,240
                                                    ----------   ----------   ----------   ----------
Contract transactions:
   Payments received from contract owners..........    866,857      754,506    1,331,043    1,233,930
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..     51,881      327,112      100,121      327,250
   Transfers for contract benefits and
     terminations..................................    (87,778)     (85,279)    (100,604)    (143,403)
   Contract maintenance charges....................   (255,013)    (157,191)    (314,722)    (225,571)
                                                    ----------   ----------   ----------   ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    575,947      839,148    1,015,838    1,192,206
                                                    ----------   ----------   ----------   ----------
       Total increase (decrease) in net assets.....    706,373    1,087,231    1,242,505    1,289,446
Net assets at beginning of period..................  2,228,699    1,141,468    2,893,016    1,603,570
                                                    ----------   ----------   ----------   ----------
Net assets at end of period........................ $2,935,072   $2,228,699   $4,135,521   $2,893,016
                                                    ==========   ==========   ==========   ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Federated High Income
                                                    Bond Fund II - Primary Fidelity VIP Contrafund
                                                          Shares           Portfolio - Service Class
                                                    ---------------------  ------------------------
                                                      2007        2006        2007         2006
                                                     --------   --------   ----------   ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $ 17,934    $ 12,312   $   21,976   $   17,970
   Realized gains (losses).........................   (1,414)     (1,759)     666,329      147,368
   Unrealized appreciation (depreciation) during
     the year......................................  (10,666)      4,693     (315,705)      10,655
                                                     --------   --------   ----------   ----------
Net increase (decrease) in net assets from
  operations.......................................    5,854      15,246      372,600      175,993
                                                     --------   --------   ----------   ----------
Contract transactions:
   Payments received from contract owners..........   75,421      66,689      607,688      456,638
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..   23,482       4,762       71,464      297,858
   Transfers for contract benefits and
     terminations..................................   (5,076)     (6,276)     (53,740)     (17,407)
   Contract maintenance charges....................  (24,050)    (16,523)    (192,098)    (107,722)
                                                     --------   --------   ----------   ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................   69,777      48,652      433,314      629,367
                                                     --------   --------   ----------   ----------
       Total increase (decrease) in net assets.....   75,631      63,898      805,914      805,360
Net assets at beginning of period..................  202,264     138,366    1,955,171    1,149,811
                                                     --------   --------   ----------   ----------
Net assets at end of period........................ $277,895    $202,264   $2,761,085   $1,955,171
                                                     ========   ========   ==========   ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                    Fidelity VIP Growth
                                   Opportunities Portfolio -   Fidelity VIP Growth
                                       Service Class         Portfolio - Service Class
                                   ------------------------  ------------------------
                                      2007         2006         2007         2006
                                    ----------    --------   ----------   ----------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $     (346)   $  1,538    $    7,227   $    2,396
   Realized gains (losses)........        347         414         5,378          468
   Unrealized appreciation
     (depreciation) during
     the year.....................    307,702      51,184       280,918       59,135
                                    ----------    --------   ----------   ----------
Net increase (decrease) in
  net assets from operations......    307,703      53,136       293,523       61,999
                                    ----------    --------   ----------   ----------
Contract transactions:
   Payments received from
     contract owners..............    861,716     423,505       246,359      283,948
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......    573,859     257,646        (1,416)     (29,129)
   Transfers for contract
     benefits and terminations....    (45,941)    (45,075)      (79,171)     (14,022)
   Contract maintenance
     charges......................   (214,952)    (77,103)      (96,296)     (79,968)
                                    ----------    --------   ----------   ----------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........  1,174,682     558,973        69,476      160,829
                                    ----------    --------   ----------   ----------
       Total increase
         (decrease) in net
         assets...................  1,482,385     612,109       362,999      222,828
Net assets at beginning of
  period..........................    868,012     255,903     1,046,899      824,071
                                    ----------    --------   ----------   ----------
Net assets at end of period....... $2,350,397    $868,012    $1,409,898   $1,046,899
                                    ==========    ========   ==========   ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                              Fidelity VIP
                                             Investment Grade  Franklin Income
                                             Bond Portfolio - Securities Fund -
                                             Service Class         Class 2
                                             ---------------- -----------------
                                               2007     2006    2007      2006
                                             --------   ----  --------  -------
Increase (decrease) in net assets from
  operations:
   Net investment income (loss)............. $    202   $--   $  6,940  $    (2)
   Realized gains (losses)..................        5    --      1,280    3,884
   Unrealized appreciation
     (depreciation) during the year.........    7,601    --    (14,387)     911
                                             --------   ---   --------  -------
Net increase (decrease) in net assets
  from operations...........................    7,808    --     (6,167)   4,793
                                             --------   ---   --------  -------
Contract transactions:
   Payments received from contract
     owners.................................  152,135    --    361,962    1,939
   Transfers between Investment Options
     (including Guaranteed Interest
     Account), net..........................  242,848    --    167,079   16,489
   Transfers for contract benefits and
     terminations...........................   (4,227)   --     (1,930)      --
   Contract maintenance charges.............  (31,581)   --    (21,897)  (1,043)
                                             --------   ---   --------  -------
Net increase (decrease) in net assets
  resulting from contract transactions......  359,175    --    505,214   17,385
                                             --------   ---   --------  -------
       Total increase (decrease) in net
         assets.............................  366,983    --    499,047   22,178
Net assets at beginning of period...........       --    --     22,178       --
                                             --------   ---   --------  -------
Net assets at end of period................. $366,983   $--   $521,225  $22,178
                                             ========   ===   ========  =======

                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                    Lazard Retirement     Lord Abbett Bond-
                                   Small Cap Portfolio - Debenture Portfolio -
                                      Service Shares          Class VC
                                   -------------------   --------------------
                                      2007       2006      2007       2006
                                   ---------   --------  --------   --------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $      --   $     --  $ 12,421   $ 11,324
   Realized gains (losses)........    90,396     17,366     1,162        443
   Unrealized appreciation
     (depreciation) during
     the year.....................  (108,214)    10,481    (1,561)     4,788
                                   ---------   --------  --------   --------
Net increase (decrease) in
  net assets from operations......   (17,818)    27,847    12,022     16,555
                                   ---------   --------  --------   --------
Contract transactions:
   Payments received from
     contract owners..............    52,570     61,635    48,584     53,580
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......    (8,686)    (4,943)    5,718    (21,700)
   Transfers for contract
     benefits and terminations....    (2,755)      (171)  (34,512)    (2,584)
   Contract maintenance
     charges......................   (16,965)   (15,749)  (23,787)   (12,757)
                                   ---------   --------  --------   --------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........    24,164     40,772    (3,997)    16,539
                                   ---------   --------  --------   --------
       Total increase
         (decrease) in net
         assets...................     6,346     68,619     8,025     33,094
Net assets at beginning of
  period..........................   214,442    145,823   197,324    164,230
                                   ---------   --------  --------   --------
Net assets at end of period....... $ 220,788   $214,442  $205,349   $197,324
                                   =========   ========  ========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                               Lord Abbett Mid-Cap
                                   Lord Abbett Growth and       Value Portfolio -
                                   Income Portfolio - Class VC      Class VC
                                   --------------------------  ------------------
                                      2007          2006         2007      2006
                                    ----------    ----------   --------  --------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $   51,069    $   32,017    $  1,876  $  1,747
   Realized gains (losses)........    283,644        86,645      59,659    28,983
   Unrealized appreciation
     (depreciation) during
     the year.....................   (237,127)      215,274     (58,803)    9,734
                                    ----------    ----------   --------  --------
Net increase (decrease) in
  net assets from operations......     97,586       333,936       2,732    40,464
                                    ----------    ----------   --------  --------
Contract transactions:
   Payments received from
     contract owners..............  1,236,903       891,946     144,322   121,938
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......    535,139       338,575       8,841   (35,964)
   Transfers for contract
     benefits and terminations....   (123,715)      (80,745)    (18,846)   (8,405)
   Contract maintenance
     charges......................   (341,345)     (204,219)    (56,199)  (46,117)
                                    ----------    ----------   --------  --------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........  1,306,982       945,557      78,118    31,452
                                    ----------    ----------   --------  --------
       Total increase
         (decrease) in net
         assets...................  1,404,568     1,279,493      80,850    71,916
Net assets at beginning of
  period..........................  2,728,713     1,449,220     361,908   289,992
                                    ----------    ----------   --------  --------
Net assets at end of period....... $4,133,281    $2,728,713    $442,758  $361,908
                                    ==========    ==========   ========  ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                            Neuberger Berman
                                   Mutual Shares Securities   AMT Fasciano
                                       Fund - Class 2       Portfolio - S Class
                                   ----------------------   ------------------
                                      2007         2006      2007       2006
                                   ----------   ----------   ------   -------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $   21,826   $    9,054  $   --    $    --
   Realized gains (losses)........     69,469       23,491      67         38
   Unrealized appreciation
     (depreciation) during
     the year.....................    (64,939)     110,761    (366)       (14)
                                   ----------   ----------   ------   -------
Net increase (decrease) in
  net assets from operations......     26,356      143,306    (299)        24
                                   ----------   ----------   ------   -------
Contract transactions:
   Payments received from
     contract owners..............    598,888      135,313   1,317      2,445
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......      8,877      475,048   3,456        613
   Transfers for contract
     benefits and terminations....     (4,833)         (15)    (17)    (1,229)
   Contract maintenance
     charges......................    (94,220)     (42,176)   (407)       (44)
                                   ----------   ----------   ------   -------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........    508,712      568,170   4,349      1,785
                                   ----------   ----------   ------   -------
       Total increase
         (decrease) in net
         assets...................    535,068      711,476   4,050      1,809
Net assets at beginning of
  period..........................  1,260,830      549,354   1,809         --
                                   ----------   ----------   ------   -------
Net assets at end of period....... $1,795,898   $1,260,830  $5,859    $ 1,809
                                   ==========   ==========   ======   =======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                              Oppenheimer
                                        Neuberger Berman        Capital
                                         AMT Guardian       Appreciation Fund/
                                        Portfolio - S Class VA - Service Shares
                                        ------------------- ------------------
                                          2007       2006     2007      2006
                                         --------    ----    -------   ------
Increase (decrease) in net assets
  from operations:
   Net investment income (loss)........ $    779     $--    $     1    $   --
   Realized gains (losses).............      (39)     --          7        --
   Unrealized appreciation
     (depreciation) during the year....    1,651      --      1,656       148
                                         --------    ---     -------   ------
Net increase (decrease) in net
  assets from operations...............    2,391      --      1,664       148
                                         --------    ---     -------   ------
Contract transactions:
   Payments received from contract
     owners............................  212,500      --      5,136        45
   Transfers between Investment
     Options (including Guaranteed
     Interest Account), net............  322,038      --     14,043     5,817
   Transfers for contract benefits
     and terminations..................   (9,462)     --        (40)       --
   Contract maintenance charges........  (36,601)     --     (1,534)      (69)
                                         --------    ---     -------   ------
Net increase (decrease) in net
  assets resulting from contract
  transactions.........................  488,475      --     17,605     5,793
                                         --------    ---     -------   ------
       Total increase (decrease)
         in net assets.................  490,866      --     19,269     5,941
Net assets at beginning of period......       --      --      5,941        --
                                         --------    ---     -------   ------
Net assets at end of period............ $490,866     $--    $25,210    $5,941
                                         ========    ===     =======   ======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                               Oppenheimer      Oppenheimer Main
                                             Global Securities  Street Small Cap
                                                Fund/VA -          Fund/VA -
                                              Service Shares     Service Shares
                                             ---------------   -----------------
                                               2007     2006     2007      2006
                                             -------   ------  --------  -------
Increase (decrease) in net assets from
  operations:
   Net investment income (loss)............. $   234   $   (1) $     (5) $    --
   Realized gains (losses)..................     894        4       632       32
   Unrealized appreciation
     (depreciation) during the year.........      48      535   (21,111)     274
                                             -------   ------  --------  -------
Net increase (decrease) in net assets
  from operations...........................   1,176      538   (20,484)     306
                                             -------   ------  --------  -------
Contract transactions:
   Payments received from contract
     owners.................................  27,879      923   167,926    3,305
   Transfers between Investment Options
     (including Guaranteed Interest
     Account), net..........................  10,112    5,642   253,953    3,978
   Transfers for contract benefits and
     terminations...........................  (1,460)      --    (7,096)  (1,353)
   Contract maintenance charges.............  (4,114)    (336)  (30,239)    (198)
                                             -------   ------  --------  -------
Net increase (decrease) in net assets
  resulting from contract transactions......  32,417    6,229   384,544    5,732
                                             -------   ------  --------  -------
       Total increase (decrease) in net
         assets.............................  33,593    6,767   364,060    6,038
Net assets at beginning of period...........   6,767       --     6,038       --
                                             -------   ------  --------  -------
Net assets at end of period................. $40,360   $6,767  $370,098  $ 6,038
                                             =======   ======  ========  =======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                   Phoenix Capital Growth Phoenix Growth and Income
                                          Series                  Series
                                   --------------------   ------------------------
                                      2007        2006       2007         2006
                                   ----------   --------  ----------   ----------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $    2,780   $  1,849  $   29,378   $   24,202
   Realized gains (losses)........      1,524       (579)     94,879          (33)
   Unrealized appreciation
     (depreciation) during
     the year.....................     98,563     14,905      46,393      287,609
                                   ----------   --------  ----------   ----------
Net increase (decrease) in
  net assets from operations......    102,867     16,175     170,650      311,778
                                   ----------   --------  ----------   ----------
Contract transactions:
   Payments received from
     contract owners..............    143,649     99,981     737,703      628,206
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......    (23,877)   380,824    (111,393)     501,158
   Transfers for contract
     benefits and terminations....    (22,127)    (2,396)    (61,161)     (49,949)
   Contract maintenance
     charges......................    (71,582)   (46,551)   (212,427)    (155,171)
                                   ----------   --------  ----------   ----------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........     26,063    431,858     352,722      924,244
                                   ----------   --------  ----------   ----------
       Total increase
         (decrease) in net
         assets...................    128,930    448,033     523,372    1,236,022
Net assets at beginning of
  period..........................    938,374    490,341   2,640,547    1,404,525
                                   ----------   --------  ----------   ----------
Net assets at end of period....... $1,067,304   $938,374  $3,163,919   $2,640,547
                                   ==========   ========  ==========   ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                     Phoenix Mid-Cap
                                      Growth Series    Phoenix Money Market Series
                                   ------------------  --------------------------
                                     2007      2006        2007          2006
                                   --------  --------  -----------   -----------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $     --  $     --  $   134,557   $    80,142
   Realized gains (losses)........    4,388    (1,249)          --            --
   Unrealized appreciation
     (depreciation) during
     the year.....................   39,267     5,523           --            --
                                   --------  --------  -----------   -----------
Net increase (decrease) in
  net assets from operations......   43,655     4,274      134,557        80,142
                                   --------  --------  -----------   -----------
Contract transactions:
   Payments received from
     contract owners..............   55,260    45,627    8,725,691     6,200,933
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......  (47,901)   21,773   (6,224,624)   (4,934,827)
   Transfers for contract
     benefits and terminations....     (933)   (1,159)  (1,590,348)     (770,833)
   Contract maintenance
     charges......................  (16,672)  (14,192)    (439,750)     (330,017)
                                   --------  --------  -----------   -----------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........  (10,246)   52,049      470,969       165,256
                                   --------  --------  -----------   -----------
       Total increase
         (decrease) in net
         assets...................   33,409    56,323      605,526       245,398
Net assets at beginning of
  period..........................  201,061   144,738    2,346,589     2,101,191
                                   --------  --------  -----------   -----------
Net assets at end of period....... $234,470  $201,061  $ 2,952,115   $ 2,346,589
                                   ========  ========  ===========   ===========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                   Phoenix Multi-Sector Fixed Phoenix Multi-Sector
                                        Income Series         Short Term Bond Series
                                   -------------------------  ---------------------
                                      2007          2006        2007        2006
                                    ----------   ----------    --------   --------
Increase (decrease) in net
  assets from operations:
   Net investment income
     (loss)....................... $   75,119    $   53,499   $ 16,849    $ 10,356
   Realized gains (losses)........       (102)        1,018        (11)         65
   Unrealized appreciation
     (depreciation) during
     the year.....................    (30,629)        9,841     (5,612)      1,508
                                    ----------   ----------    --------   --------
Net increase (decrease) in
  net assets from operations......     44,388        64,358     11,226      11,929
                                    ----------   ----------    --------   --------
Contract transactions:
   Payments received from
     contract owners..............    364,066       269,495     78,477      85,142
   Transfers between
     Investment Options
     (including Guaranteed
     Interest Account), net.......    273,379        12,854      4,524      21,476
   Transfers for contract
     benefits and terminations....    (60,324)      (72,733)    (4,799)     (2,916)
   Contract maintenance
     charges......................   (103,610)      (58,589)   (11,692)     (9,675)
                                    ----------   ----------    --------   --------
Net increase (decrease) in
  net assets resulting from
  contract transactions...........    473,511       151,027     66,510      94,027
                                    ----------   ----------    --------   --------
       Total increase
         (decrease) in net
         assets...................    517,899       215,385     77,736     105,956
Net assets at beginning of
  period..........................  1,056,664       841,279    255,461     149,505
                                    ----------   ----------    --------   --------
Net assets at end of period....... $1,574,563    $1,056,664   $333,197    $255,461
                                    ==========   ==========    ========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                     Phoenix Strategic      Phoenix-Aberdeen
                                                     Allocation Series    International Series
                                                    -------------------  ----------------------
                                                      2007       2006       2007        2006
                                                    --------  ---------  ----------  ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $ 19,120  $  14,733  $  112,346  $   45,235
   Realized gains (losses).........................   42,651     71,236     398,857       1,746
   Unrealized appreciation (depreciation) during
     the year......................................  (19,477)   (22,356)    392,868     396,464
                                                    --------  ---------  ----------  ----------
Net increase (decrease) in net assets from
  operations.......................................   42,294     63,613     904,071     443,445
                                                    --------  ---------  ----------  ----------
Contract transactions:
   Payments received from contract owners..........  118,562    301,464   2,251,303     587,621
   Transfers between Investment Options
     (including Guaranteed Interest Account, net...   68,377      6,106     742,842   3,446,644
   Transfers for contract benefits and
     terminations..................................  (50,604)  (151,655)   (179,166)    (81,491)
   Contract maintenance charges....................  (62,468)   (40,878)   (599,883)   (143,445)
                                                    --------  ---------  ----------  ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................   73,867    115,037   2,215,096   3,809,329
                                                    --------  ---------  ----------  ----------
       Total increase (decrease) in net assets.....  116,161    178,650   3,119,167   4,252,774
Net assets at beginning of period..................  608,844    430,194   4,893,522     640,748
                                                    --------  ---------  ----------  ----------
Net assets at end of period........................ $725,005  $ 608,844  $8,012,689  $4,893,522
                                                    ========  =========  ==========  ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Phoenix-Alger Small-Cap  Phoenix-Duff & Phelps
                                                         Growth Series      Real Estate Securities Series
                                                    ----------------------  ----------------------------
                                                       2007        2006        2007           2006
                                                    ----------  ----------   ----------     ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $      (78) $       86  $   33,309     $   29,744
   Realized gains (losses).........................    280,540      14,677     148,626        209,515
   Unrealized appreciation (depreciation) during
     the year......................................    (81,076)    106,039    (616,985)       424,978
                                                    ----------  ----------   ----------     ----------
Net increase (decrease) in net assets from
  operations.......................................    199,386     120,802    (435,050)       664,237
                                                    ----------  ----------   ----------     ----------
Contract transactions:
   Payments received from contract owners..........    366,583     224,780     703,292        704,699
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..    (64,294)    545,826    (432,616)       (23,276)
   Transfers for contract benefits and
     terminations..................................    (32,016)    (12,451)    (93,028)       (75,086)
   Contract maintenance charges....................   (118,324)    (64,623)   (228,572)      (147,991)
                                                    ----------  ----------   ----------     ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    151,949     693,532     (50,924)       458,346
                                                    ----------  ----------   ----------     ----------
       Total increase (decrease) in net assets.....    351,335     814,334    (485,974)     1,122,583
Net assets at beginning of period..................  1,201,268     386,934   2,623,041      1,500,458
                                                    ----------  ----------   ----------     ----------
Net assets at end of period........................ $1,552,603  $1,201,268  $2,137,067     $2,623,041
                                                    ==========  ==========   ==========     ==========

                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                     Phoenix-S&P Dynamic      Phoenix-S&P Dynamic
                                                    Asset Allocation Series: Asset Allocation Series:
                                                      Aggressive Growth             Growth
                                                    -----------------------  -----------------------
                                                       2007         2006        2007         2006
                                                    ----------   ---------    ----------   --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   18,810   $   7,859   $   16,056    $  3,038
   Realized gains (losses).........................     17,118         332        8,708          49
   Unrealized appreciation (depreciation) during
     the year......................................     47,031      48,864       19,502      10,596
                                                    ----------   ---------    ----------   --------
Net increase (decrease) in net assets from
  operations.......................................     82,959      57,055       44,266      13,683
                                                    ----------   ---------    ----------   --------
Contract transactions:
   Payments received from contract owners..........    553,819     317,269      537,177     120,006
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..    514,556     570,128      623,977     145,931
   Transfers for contract benefits and
     terminations..................................     (1,335)   (135,110)     (95,607)     (8,956)
   Contract maintenance charges....................   (124,981)    (18,849)     (78,260)    (12,656)
                                                    ----------   ---------    ----------   --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    942,059     733,438      987,287     244,325
                                                    ----------   ---------    ----------   --------
       Total increase (decrease) in net assets.....  1,025,018     790,493    1,031,553     258,008
Net assets at beginning of period..................    790,493          --      258,008          --
                                                    ----------   ---------    ----------   --------
Net assets at end of period........................ $1,815,511   $ 790,493   $1,289,561    $258,008
                                                    ==========   =========    ==========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Phoenix-S&P
                                                    Dynamic Asset
                                                    Allocation    Phoenix-S&P Dynamic
                                                      Series:     Asset Allocation Series:
                                                     Moderate       Moderate Growth
                                                    ------------- -----------------------
                                                     2007   2006     2007        2006
                                                    -----   ----   ---------    --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   8   $--   $   8,120    $  2,900
   Realized gains (losses).........................     9    --       7,436       1,059
   Unrealized appreciation (depreciation) during
     the year......................................    (9)   --      11,085       2,878
                                                    -----   ---    ---------    --------
Net increase (decrease) in net assets from
  operations.......................................     8    --      26,641       6,837
                                                    -----   ---    ---------    --------
Contract transactions:
   Payments received from contract owners..........   815    --     338,376     171,878
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..   126    --     120,476     136,832
   Transfers for contract benefits and
     terminations..................................    --    --     (68,698)       (429)
   Contract maintenance charges....................  (497)   --    (117,431)    (81,507)
                                                    -----   ---    ---------    --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................   444    --     272,723     226,774
                                                    -----   ---    ---------    --------
       Total increase (decrease) in net assets.....   452    --     299,364     233,611
Net assets at beginning of period..................    --    --     233,611          --
                                                    -----   ---    ---------    --------
Net assets at end of period........................ $ 452   $--   $ 532,975    $233,611
                                                    =====   ===    =========    ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                                                 Phoenix-Sanford
                                                    Phoenix-Sanford Bernstein  Bernstein Small-Cap
                                                     Mid-Cap Value Series         Value Series
                                                    ------------------------  --------------------
                                                       2007         2006         2007       2006
                                                    ----------   ----------   ----------  --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $    1,663   $    3,721   $      (83) $  1,704
   Realized gains (losses).........................    197,928      115,014      153,516   114,806
   Unrealized appreciation (depreciation) during
     the year......................................   (211,504)     (16,555)    (194,353)  (22,815)
                                                    ----------   ----------   ----------  --------
Net increase (decrease) in net assets from
  operations.......................................    (11,913)     102,180      (40,920)   93,695
                                                    ----------   ----------   ----------  --------
Contract transactions:
   Payments received from contract owners..........    559,607      387,493      333,994   281,881
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..    256,120      130,568      113,197   116,731
   Transfers for contract benefits and
     terminations..................................    (25,866)     (26,604)     (28,326)  (20,323)
   Contract maintenance charges....................   (126,546)     (66,894)     (88,608)  (51,663)
                                                    ----------   ----------   ----------  --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    663,315      424,563      330,257   326,626
                                                    ----------   ----------   ----------  --------
       Total increase (decrease) in net assets.....    651,402      526,743      289,337   420,321
Net assets at beginning of period..................  1,012,865      486,122      845,946   425,625
                                                    ----------   ----------   ----------  --------
Net assets at end of period........................ $1,664,267   $1,012,865   $1,135,283  $845,946
                                                    ==========   ==========   ==========  ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Phoenix-Van Kampen   Phoenix-Van Kampen
                                                      Comstock Series   Equity 500 Index Series
                                                    ------------------  ----------------------
                                                      2007      2006       2007        2006
                                                    --------  --------   ---------   --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $  8,201  $  7,854  $  11,110    $  6,076
   Realized gains (losses).........................   28,313    82,415     17,567         415
   Unrealized appreciation (depreciation) during
     the year......................................  (45,440)   (4,772)    17,898      42,081
                                                    --------  --------   ---------   --------
Net increase (decrease) in net assets from
  operations.......................................   (8,926)   85,497     46,575      48,572
                                                    --------  --------   ---------   --------
Contract transactions:
   Payments received from contract owners..........  135,745   149,638    146,008      60,639
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  (91,634)  (74,647)  (193,515)    639,765
   Transfers for contract benefits and
     terminations..................................  (18,303)   (9,272)   (17,238)    (18,818)
   Contract maintenance charges....................  (38,155)  (32,403)  (101,187)    (22,424)
                                                    --------  --------   ---------   --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................  (12,347)   33,316   (165,932)    659,162
                                                    --------  --------   ---------   --------
       Total increase (decrease) in net assets.....  (21,273)  118,813   (119,357)    707,734
Net assets at beginning of period..................  495,263   376,450    869,516     161,782
                                                    --------  --------   ---------   --------
Net assets at end of period........................ $473,990  $495,263  $ 750,159    $869,516
                                                    ========  ========   =========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                        PIMCO VIT
                                                    CommodityRealReturn   PIMCO VIT Real
                                                    Strategy Portfolio - Return Portfolio -
                                                      Advisor Class        Advisor Class
                                                    -------------------  ----------------
                                                      2007       2006      2007      2006
                                                    --------   -------   -------   -------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $  7,586   $   308   $   700   $   126
   Realized gains (losses).........................     (175)       47        79       241
   Unrealized appreciation (depreciation) during
     the year......................................   27,828      (695)    1,131      (382)
                                                    --------   -------   -------   -------
Net increase (decrease) in net assets from
  operations.......................................   35,239      (340)    1,910       (15)
                                                    --------   -------   -------   -------
Contract transactions:
   Payments received from contract owners..........  116,220     3,760    13,965     1,301
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  169,900     8,480    11,780     9,000
   Transfers for contract benefits and
     terminations..................................   (6,375)       (2)     (175)   (1,199)
   Contract maintenance charges....................  (21,260)     (401)   (2,028)     (166)
                                                    --------   -------   -------   -------
Net increase (decrease) in net assets resulting
  from contract transactions.......................  258,485    11,837    23,542     8,936
                                                    --------   -------   -------   -------
       Total increase (decrease) in net assets.....  293,724    11,497    25,452     8,921
Net assets at beginning of period..................   11,497        --     8,921        --
                                                    --------   -------   -------   -------
Net assets at end of period........................ $305,221   $11,497   $34,373   $ 8,921
                                                    ========   =======   =======   =======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                                       Rydex Variable Trust
                                                     PIMCO VIT Total   Inverse Government
                                                    Return Portfolio - Long Bond Strategy
                                                      Advisor Class          Fund
                                                    -----------------  -------------------
                                                      2007      2006     2007       2006
                                                    --------  -------   -------   -------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $  3,707  $   645  $ 1,686    $ 1,410
   Realized gains (losses).........................      138      359      110       (106)
   Unrealized appreciation (depreciation) during
     the year......................................    3,749     (368)  (3,664)     1,163
                                                    --------  -------   -------   -------
Net increase (decrease) in net assets from
  operations.......................................    7,594      636   (1,868)     2,467
                                                    --------  -------   -------   -------
Contract transactions:
   Payments received from contract owners..........   12,898   11,010   11,628     11,959
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..   26,080   53,908   (6,044)    (6,174)
   Transfers for contract benefits and
     terminations..................................      (14)  (2,395)      --         --
   Contract maintenance charges....................   (7,468)    (538)  (3,738)    (4,303)
                                                    --------  -------   -------   -------
Net increase (decrease) in net assets resulting
  from contract transactions.......................   31,496   61,985    1,846      1,482
                                                    --------  -------   -------   -------
       Total increase (decrease) in net assets.....   39,090   62,621      (22)     3,949
Net assets at beginning of period..................   62,621       --   35,115     31,166
                                                    --------  -------   -------   -------
Net assets at end of period........................ $101,711  $62,621  $35,093    $35,115
                                                    ========  =======   =======   =======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Rydex Variable Trust Rydex Variable Trust
                                                        Nova Fund        Sector Rotation Fund
                                                    -------------------  ------------------
                                                      2007      2006       2007       2006
                                                    -------   --------   --------   --------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   481   $    431   $     --   $     --
   Realized gains (losses).........................   2,460      2,223      3,751      1,762
   Unrealized appreciation (depreciation) during
     the year......................................  (3,030)     4,703      2,221      1,526
                                                    -------   --------   --------   --------
Net increase (decrease) in net assets from
  operations.......................................     (89)     7,357      5,972      3,288
                                                    -------   --------   --------   --------
Contract transactions:
   Payments received from contract owners..........   9,007      8,880      7,811      9,858
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  (8,812)   (12,302)        --    (15,973)
   Transfers for contract benefits and
     terminations..................................      --         --       (798)    (1,404)
   Contract maintenance charges....................  (2,882)    (3,570)   (13,516)    (4,918)
                                                    -------   --------   --------   --------
Net increase (decrease) in net assets resulting
  from contract transactions.......................  (2,687)    (6,992)    (6,503)   (12,437)
                                                    -------   --------   --------   --------
       Total increase (decrease) in net assets.....  (2,776)       365       (531)    (9,149)
Net assets at beginning of period..................  37,344     36,979     31,132     40,281
                                                    -------   --------   --------   --------
Net assets at end of period........................ $34,568   $ 37,344   $ 30,601   $ 31,132
                                                    =======   ========   ========   ========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Sentinel Variable Sentinel Variable
                                                    Products Bond     Products Common
                                                        Fund            Stock Fund
                                                    ----------------- -----------------
                                                      2007     2006     2007      2006
                                                     -------   ----    --------   ----
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $ 1,097    $--    $  1,547    $--
   Realized gains (losses).........................      --     --       2,619     --
   Unrealized appreciation (depreciation) during
     the year......................................    (775)    --      (3,237)    --
                                                     -------   ---     --------   ---
Net increase (decrease) in net assets from
  operations.......................................     322     --         929     --
                                                     -------   ---     --------   ---
Contract transactions:
   Payments received from contract owners..........  10,851     --      69,298     --
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  18,589     --      84,224     --
   Transfers for contract benefits and
     terminations..................................    (394)    --        (442)    --
   Contract maintenance charges....................    (641)    --      (3,687)    --
                                                     -------   ---     --------   ---
Net increase (decrease) in net assets resulting
  from contract transactions.......................  28,405     --     149,393     --
                                                     -------   ---     --------   ---
       Total increase (decrease) in net assets.....  28,727     --     150,322     --
Net assets at beginning of period..................      --     --          --     --
                                                     -------   ---     --------   ---
Net assets at end of period........................ $28,727    $--    $150,322    $--
                                                     =======   ===     ========   ===

                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                      Sentinel
                                                    Variable Products Sentinel Variable
                                                      Mid Cap         Products Small
                                                    Growth Fund       Company Fund
                                                    ----------------- -----------------
                                                     2007      2006     2007     2006
                                                     ------    ----    -------   ----
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   --     $--    $   125    $--
   Realized gains (losses).........................      1      --      2,012     --
   Unrealized appreciation (depreciation) during
     the year......................................    (57)     --     (2,218)    --
                                                     ------    ---     -------   ---
Net increase (decrease) in net assets from
  operations.......................................    (56)     --        (81)    --
                                                     ------    ---     -------   ---
Contract transactions:
   Payments received from contract owners..........     76      --     10,779     --
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  7,584      --     12,443     --
   Transfers for contract benefits and
     terminations..................................     --      --        (60)    --
   Contract maintenance charges....................    (60)     --       (560)    --
                                                     ------    ---     -------   ---
Net increase (decrease) in net assets resulting
  from contract transactions.......................  7,600      --     22,602     --
                                                     ------    ---     -------   ---
       Total increase (decrease) in net assets.....  7,544      --     22,521     --
Net assets at beginning of period..................     --      --         --     --
                                                     ------    ---     -------   ---
Net assets at end of period........................ $7,544     $--    $22,521    $--
                                                     ======    ===     =======   ===


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Templeton Developing
                                                    Markets Securities      Templeton Foreign
                                                      Fund - Class 2     Securities Fund - Class 2
                                                    -------------------  ------------------------
                                                      2007       2006       2007         2006
                                                    --------   -------   ----------   ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $  5,298   $   508   $   21,503   $    9,071
   Realized gains (losses).........................   18,217       317       57,723          291
   Unrealized appreciation (depreciation) during
     the year......................................   42,062    11,753       70,029      151,267
                                                    --------   -------   ----------   ----------
Net increase (decrease) in net assets from
  operations.......................................   65,577    12,578      149,255      160,629
                                                    --------   -------   ----------   ----------
Contract transactions:
   Payments received from contract owners..........  121,100    23,956      281,649      260,137
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  214,875    52,967     (188,746)     225,592
   Transfers for contract benefits and
     terminations..................................   (2,792)     (882)     (45,287)     (29,851)
   Contract maintenance charges....................  (16,394)   (2,337)     (95,227)     (62,926)
                                                    --------   -------   ----------   ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................  316,789    73,704      (47,611)     392,952
                                                    --------   -------   ----------   ----------
       Total increase (decrease) in net assets.....  382,366    86,282      101,644      553,581
Net assets at beginning of period..................   86,282        --    1,137,866      584,285
                                                    --------   -------   ----------   ----------
Net assets at end of period........................ $468,648   $86,282   $1,239,510   $1,137,866
                                                    ========   =======   ==========   ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                                               Van Kampen UIF
                                                      Templeton Growth        Equity and Income
                                                    Securities Fund - Class 2 Portfolio - Class II
                                                    ------------------------  -------------------
                                                       2007         2006        2007      2006
                                                     ----------    --------    -------    ------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $   12,494    $  7,900    $   107    $   --
   Realized gains (losses).........................     41,193      22,722        191         2
   Unrealized appreciation (depreciation) during
     the year......................................    (45,760)     88,016       (157)      157
                                                     ----------    --------    -------    ------
Net increase (decrease) in net assets from
  operations.......................................      7,927     118,638        141       159
                                                     ----------    --------    -------    ------
Contract transactions:
   Payments received from contract owners..........    507,720     139,896      4,561       522
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..    148,441      80,026      2,579     4,780
   Transfers for contract benefits and
     terminations..................................    (20,120)    (10,346)      (133)     (217)
   Contract maintenance charges....................    (80,003)    (38,666)    (1,066)     (139)
                                                     ----------    --------    -------    ------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    556,038     170,910      5,941     4,946
                                                     ----------    --------    -------    ------
       Total increase (decrease) in net assets.....    563,965     289,548      6,082     5,105
Net assets at beginning of period..................    767,233     477,685      5,105        --
                                                     ----------    --------    -------    ------
Net assets at end of period........................ $1,331,198    $767,233    $11,187    $5,105
                                                     ==========    ========    =======    ======


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                    Wanger International   Wanger International
                                                           Select                Small Cap
                                                    --------------------  ----------------------
                                                       2007       2006       2007        2006
                                                    ----------  --------  ----------  ----------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $    2,832  $    425  $   25,405  $    9,267
   Realized gains (losses).........................     48,453     1,092     271,709      (1,533)
   Unrealized appreciation (depreciation) during
     the year......................................     71,690    77,471     190,736     591,866
                                                    ----------  --------  ----------  ----------
Net increase (decrease) in net assets from
  operations.......................................    122,975    78,988     487,850     599,600
                                                    ----------  --------  ----------  ----------
Contract transactions:
   Payments received from contract owners..........    196,364    88,387     665,518     595,055
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..    366,366    58,448    (146,504)    401,092
   Transfers for contract benefits and
     terminations..................................     (2,176)   (9,655)    (92,155)    (43,685)
   Contract maintenance charges....................    (44,429)  (19,889)   (228,370)   (125,946)
                                                    ----------  --------  ----------  ----------
Net increase (decrease) in net assets resulting
  from contract transactions.......................    516,125   117,291     198,489     826,516
                                                    ----------  --------  ----------  ----------
       Total increase (decrease) in net assets.....    639,100   196,279     686,339   1,426,116
Net assets at beginning of period..................    362,341   166,062   2,772,202   1,346,086
                                                    ----------  --------  ----------  ----------
Net assets at end of period........................ $1,001,441  $362,341  $3,458,541  $2,772,202
                                                    ==========  ========  ==========  ==========


                       See Notes to Financial Statements

                      STATEMENTS OF CHANGES IN NET ASSETS
               For the periods ended December 31, 2007 and 2006
                                  (Continued)

                                                                           Wanger U.S. Smaller
                                                        Wanger Select           Companies
                                                    --------------------  ---------------------
                                                       2007       2006       2007        2006
                                                    ----------  --------  ----------  ---------
Increase (decrease) in net assets from operations:
   Net investment income (loss).................... $      (12) $    966  $       (4) $   1,522
   Realized gains (losses).........................      8,147     8,112      48,080     18,601
   Unrealized appreciation (depreciation) during
     the year......................................    (23,168)   43,929         159     30,046
                                                    ----------  --------  ----------  ---------
Net increase (decrease) in net assets from
  operations.......................................    (15,033)   53,007      48,235     50,169
                                                    ----------  --------  ----------  ---------
Contract transactions:
   Payments received from contract owners..........    101,160    65,951     219,844    318,314
   Transfers between Investment Options
     (including Guaranteed Interest Account), net..  1,026,576    60,979     129,268      1,837
   Transfers for contract benefits and
     terminations..................................     (6,230)   (1,930)    (79,826)  (137,961)
   Contract maintenance charges....................    (31,805)  (21,786)    (75,240)   (60,852)
                                                    ----------  --------  ----------  ---------
Net increase (decrease) in net assets resulting
  from contract transactions.......................  1,089,701   103,214     194,046    121,338
                                                    ----------  --------  ----------  ---------
       Total increase (decrease) in net assets.....  1,074,668   156,221     242,281    171,507
Net assets at beginning of period..................    364,447   208,226     787,434    615,927
                                                    ----------  --------  ----------  ---------
Net assets at end of period........................ $1,439,115  $364,447  $1,029,715  $ 787,434
                                                    ==========  ========  ==========  =========


                       See Notes to Financial Statements

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS

Note 1--Organization

   The PHLVIC Variable Universal Life Account (the "Separate Account") is a separate investment account of PHL Variable Insurance Company ("PHL Variable"). PHL Variable is a Connecticut stock life insurance company and is an indirect wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). Phoenix is a wholly-owned subsidiary of The Phoenix Companies, Inc. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and was established September 10, 1998. The Separate Account currently consists of 59 investment options that invest in shares of underlying funds. The underlying funds include The Phoenix Edge Series Fund, AIM Variable Insurance Funds, The Alger American Fund, DWS Investments VIT Funds (formerly Scudder Investments VIT Funds), Federated Insurance Series, Fidelity(R) Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust, Lazard Retirement Series, Lord Abbett Series Fund, Inc., Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, The Rydex Variable Trust, The Sentinel Variable Products Trust, The Universal Institutional Funds, Inc. and Wanger Advisors Trust (collectively, the "Funds").

   The Separate Account invests in the following investment options:

     AIM V.I. Capital Appreciation Fund - Class I
     AIM V.I. Core Equity Fund - Class I
     AIM V.I. Mid Cap Core Equity Fund - Class I
     Alger American Leveraged AllCap Portfolio - Class O
     DWS Equity 500 Index Fund VIP - Class A
     Federated Fund for U.S. Government Securities II
     Federated High Income Bond Fund II - Primary Shares
     Fidelity VIP Contrafund(R) Portfolio - Service Class
     Fidelity VIP Growth Opportunities Portfolio - Service Class
     Fidelity VIP Growth Portfolio - Service Class
     Fidelity VIP Investment Grade Bond Portfolio - Service Class
     Franklin Income Securities Fund - Class 2
     Lazard Retirement Small Cap Portfolio - Service Shares
     Lord Abbett Bond-Debenture Portfolio - Class VC
     Lord Abbett Growth and Income Portfolio - Class VC
     Lord Abbett Mid-Cap Value Portfolio - Class VC
     Mutual Shares Securities Fund - Class 2 (included in Franklin Templeton
       Variable Insurance Products Trust)
     Neuberger Berman AMT Fasciano Portfolio - Class S
     Neuberger Berman AMT Guardian Portfolio - Class S
     Oppenheimer Capital Appreciation Fund/VA - Service Shares
     Oppenheimer Global Securities Fund/VA - Service Shares
     Oppenheimer Main Street Small Cap Fund/VA - Service Shares
     Phoenix Capital Growth Series
     Phoenix Growth and Income Series
     Phoenix Mid-Cap Growth Series
     Phoenix Money Market Series
     Phoenix Multi-Sector Fixed Income Series
     Phoenix Multi-Sector Short Term Bond Series
     Phoenix Strategic Allocation Series
     Phoenix-Aberdeen International Series
     Phoenix-Alger Small-Cap Growth Series

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

    Phoenix-Duff & Phelps Real Estate Securities Series
    Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth Phoenix-S&P Dynamic Asset Allocation Series: Growth
    Phoenix-S&P Dynamic Asset Allocation Series: Moderate Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth Phoenix-Sanford Bernstein Mid-Cap Value Series
    Phoenix-Sanford Bernstein Small-Cap Value Series
    Phoenix-Van Kampen Comstock Series
    Phoenix-Van Kampen Equity 500 Index Series
    PIMCO VIT CommodityRealReturn Strategy Portfolio - Advisor Class PIMCO VIT Real Return Portfolio - Advisor Class
    PIMCO VIT Total Return Portfolio - Advisor Class
    Rydex Variable Trust Inverse Government Long Bond Strategy Fund Rydex Variable Trust Nova Fund
    Rydex Variable Trust Sector Rotation Fund
    Sentinel Variable Products Balanced Fund
    Sentinel Variable Products Bond Fund
    Sentinel Variable Products Common Stock Fund
    Sentinel Variable Products Mid Cap Growth Fund
    Sentinel Variable Products Small Company Fund
    Templeton Developing Markets Securities Fund - Class 2
    Templeton Foreign Securities Fund - Class 2
    Templeton Growth Securities Fund - Class 2
    Van Kampen UIF Equity and Income Portfolio - Class II
    Wanger International Select
    Wanger International Small Cap
    Wanger Select
    Wanger U.S. Smaller Companies

   Additionally, policy owners also may direct the allocation of their investments between the Separate Account and the Guaranteed Interest Account.

   Comparative year information for the year ended December 31, 2004 and prior year financial highlight data (December 31, 2003 through December 31, 2004) have been reformatted to be consistent with the 2005, 2006 and 2007 disclosures.

   Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from PHL Variable's other asset and liabilities. The portion of the Separate Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business PHL Variable may conduct.

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

Note 2--Significant Accounting Policies

   The following is a summary of significant accounting policies of the Separate Account, which are in accordance with accounting principles generally accepted in the United States of America in the investment company industry:

A. Valuation of investments: Investments are made exclusively in the Funds and are valued at the reported net asset values per share of the respective investment options.

B. Investment transactions and related income: Investment transactions are recorded on the trade date. Realized gains and losses on the sales of shares of the Funds are computed on the basis of the identified cost of the share sold. Dividend income and gains from investments are recorded on the ex-distribution date.

C. Income taxes: The Separate Account is not a separate entity from Phoenix, and under current federal income tax law, income arising from the Separate Account is not taxed since reserves are established equivalent to such income. Therefore, no provision for related federal taxes is required.

D. Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities, revenues and expenses. Actual results could differ from those estimates.

E. Distributions: Distributions from the Funds are recorded by each investment option on the ex-dividend date.

F. Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that we have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). We have adopted SFAS 157 effective January 1, 2008. Adoption of this statement did not have a material impact on our financial statements.

Note 3--Purchases and Proceeds from Sales of Investments

   The cost of purchases and proceeds from sales of investments for the period ended December 31, 2007 were as follows:

Investment Option                                                  Purchases   Sales
-----------------                                                  ---------- --------
    AIM V.I. Capital Appreciation Fund - Class I.................. $  658,590 $309,511
    AIM V.I. Core Equity Fund - Class I...........................    108,483   64,211
    AIM V.I. Mid Cap Core Equity Fund - Class I...................     32,025   29,687
    Alger American Leveraged AllCap Portfolio - Class O...........     38,092   47,517
    DWS Equity 500 Index Fund VIP - Class A.......................  1,068,924  453,429
    Federated Fund for U.S. Government Securities II..............  1,669,180  506,899
    Federated High Income Bond Fund II - Primary Shares...........    351,429  263,720
    Fidelity VIP Contrafund(R) Portfolio - Service Class..........  1,541,104  424,956
    Fidelity VIP Growth Opportunities Portfolio - Service Class...  1,501,016  326,680
    Fidelity VIP Growth Portfolio - Service Class.................    281,085  203,215

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

Investment Option                                                        Purchases     Sales
-----------------                                                       ----------- -----------
    Fidelity VIP Investment Grade Bond Portfolio - Service Class....... $   404,288 $    44,910
    Franklin Income Securities Fund - Class 2..........................     578,205      64,689
    Lazard Retirement Small Cap Portfolio - Service Shares.............     143,489      28,447
    Lord Abbett Bond-Debenture Portfolio - Class VC....................     305,193     296,098
    Lord Abbett Growth and Income Portfolio - Class VC.................   2,183,532     541,560
    Lord Abbett Mid-Cap Value Portfolio - Class VC.....................     245,482     108,824
    Mutual Shares Securities Fund - Class 2............................   1,220,209     634,613
    Neuberger Berman AMT Fasciano Portfolio - S Class..................       6,773       2,374
    Neuberger Berman AMT Guardian Portfolio - S Class..................     551,749      62,497
    Oppenheimer Capital Appreciation Fund/VA - Service Shares..........      19,181       1,576
    Oppenheimer Global Securities Fund/VA - Service Shares.............      41,390       7,722
    Oppenheimer Main Street Small Cap Fund/VA - Service Shares.........     435,389      50,116
    Phoenix Capital Growth Series......................................     152,976     124,133
    Phoenix Growth and Income Series...................................   1,054,196     593,395
    Phoenix Mid-Cap Growth Series......................................      62,218      72,463
    Phoenix Money Market Series........................................  10,857,780  10,252,254
    Phoenix Multi-Sector Fixed Income Series...........................     741,024     192,394
    Phoenix Multi-Sector Short Term Bond Series........................     109,570      26,210
    Phoenix Strategic Allocation Series................................     322,086     189,334
    Phoenix-Aberdeen International Series..............................   3,710,149     983,854
    Phoenix-Alger Small-Cap Growth Series..............................     676,268     253,193
    Phoenix-Duff & Phelps Real Estate Securities Series................   1,560,959   1,364,936
    Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth.....   1,205,399     229,126
    Phoenix-S&P Dynamic Asset Allocation Series: Growth................   1,194,488     182,946
    Phoenix-S&P Dynamic Asset Allocation Series: Moderate..............         955         497
    Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth.......     483,898     196,982
    Phoenix-Sanford Bernstein Mid-Cap Value Series.....................   1,059,148     195,707
    Phoenix-Sanford Bernstein Small-Cap Value Series...................     753,814     269,635
    Phoenix-Van Kampen Comstock Series.................................     177,698     156,488
    Phoenix-Van Kampen Equity 500 Index Series.........................     168,729     323,551
    PIMCO VIT CommodityRealReturn Strategy Portfolio - Advisor Class...     309,745      43,674
    PIMCO VIT Real Return Portfolio - Advisor Class....................      26,523       2,207
    PIMCO VIT Total Return Portfolio - Advisor Class...................      65,039      29,834
    Rydex Variable Trust Inverse Government Long Bond Strategy Fund....      13,314       9,782
    Rydex Variable Trust Nova Fund.....................................       9,495      11,702
    Rydex Variable Trust Sector Rotation Fund..........................      10,064      14,314
    Sentinel Variable Products Bond Fund...............................      30,536       1,034
    Sentinel Variable Products Common Stock Fund.......................     157,688       4,129
    Sentinel Variable Products Mid Cap Growth Fund.....................       7,660          60
    Sentinel Variable Products Small Company Fund......................      25,359         620
    Templeton Developing Markets Securities Fund - Class 2.............     373,757      33,458
    Templeton Foreign Securities Fund - Class 2........................     424,725     401,330
    Templeton Growth Securities Fund - Class 2.........................     775,769     165,764
    Van Kampen UIF Equity and Income Portfolio - Class II..............       8,541       2,342
    Wanger International Select........................................     661,629      94,314
    Wanger International Small Cap.....................................   1,306,289     851,712
    Wanger Select......................................................   1,169,075      72,302
    Wanger U.S. Smaller Companies......................................     535,225     297,929
                                                                        ----------- -----------
                                                                        $43,586,596 $22,116,856
                                                                        =========== ===========

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

Note 4--Changes in Units Outstanding

   The changes in units outstanding were as follows:

                                                       For period ended                 For period ended
                                                      December 31, 2007                December 31, 2006
                                               -------------------------------  --------------------------------
                                                                        Net                              Net
                                                Units      Units      Increase   Units      Units      Increase
Investment Option                               Issued    Redeemed   (Decrease)  Issued    Redeemed   (Decrease)
-----------------                              --------- ----------  ---------- --------- ----------  ----------
AIM V.I. Capital Appreciation Fund - Class I..   233,116   (108,241)   124,875    301,734    (79,620)  222,114
AIM V.I. Core Equity Fund - Class I...........    88,214    (55,349)    32,865    476,191    (50,976)  425,215
AIM V.I. Mid Cap Core Equity Fund - Class I...    23,145    (22,643)       502     40,002    (24,426)   15,576
Alger American Leveraged AllCap Portfolio -
 Class O......................................    14,217    (14,196)        21     24,623     (9,745)   14,878
DWS Equity 500 Index Fund VIP - Class A.......   340,699   (152,202)   188,497    439,599   (123,693)  315,906
Federated Fund for U.S. Government
 Securities II................................   685,081   (233,497)   451,584    856,495   (304,887)  551,608
Federated High Income Bond Fund II -
 Primary Shares...............................   110,549    (83,477)    27,072     98,069    (82,154)   15,915
Fidelity VIP Contrafund(R)/ /Portfolio -
 Service Class................................   241,909   (111,209)   130,700    274,620    (78,815)  195,805
Fidelity VIP Growth Opportunities Portfolio -
 Service Class................................   499,452   (114,375)   385,077    288,910    (64,050)  224,860
Fidelity VIP Growth Portfolio - Service Class.    94,134    (68,338)    25,796    138,343    (73,837)   64,506
Fidelity VIP Investment Grade Bond Portfolio -
 Service Class................................   394,877    (43,708)   351,169         --         --        --
Franklin Income Securities Fund - Class 2.....   486,644    (55,542)   431,102    208,392   (188,589)   19,803
Lazard Retirement Small Cap Portfolio -
 Service Shares...............................    40,750    (22,408)    18,342     65,038    (29,729)   35,309
Lord Abbett Bond-Debenture Portfolio -
 Class VC.....................................   249,558   (253,051)    (3,493)    70,934    (55,166)   15,768
Lord Abbett Growth and Income Portfolio -
 Class VC..................................... 1,440,515   (419,948) 1,020,567  1,174,973   (346,219)  828,754
Lord Abbett Mid-Cap Value Portfolio -
 Class VC.....................................   145,917    (82,443)    63,474    136,203   (106,479)   29,724
Mutual Shares Securities Fund - Class 2.......   453,066   (182,803)   270,263    206,400    (15,606)  190,794
Neuberger Berman AMT Fasciano Portfolio -
 S Class......................................     6,447     (2,310)     4,137      3,187     (1,326)    1,861
Neuberger Berman AMT Guardian Portfolio -
 S Class......................................   484,830    (54,561)   430,269         --         --        --
Oppenheimer Capital Appreciation Fund/VA -
 Service Shares...............................    17,217     (1,392)    15,825      5,863        (67)    5,796
Oppenheimer Global Securities Fund/VA -
 Service Shares...............................    36,036     (6,832)    29,204      6,644       (333)    6,311
Oppenheimer Main Street Small Cap Fund/VA -
 Service Shares...............................   414,697    (47,825)   366,872      7,856     (1,859)    5,997
Phoenix Capital Growth Series.................    53,045    (43,504)     9,541    191,433    (28,651)  162,782
Phoenix Growth and Income Series..............   310,580   (193,565)   117,015    457,945   (106,909)  351,036
Phoenix Mid-Cap Growth Series.................    23,863    (27,327)    (3,464)    52,824    (31,522)   21,302
Phoenix Money Market Series................... 5,179,988 (5,002,361)   177,627  3,366,445 (3,285,660)   80,785
Phoenix Multi-Sector Fixed Income Series......   248,694    (68,485)   180,209    135,274    (77,445)   57,829
Phoenix Multi-Sector Short Term Bond Series...    80,368    (21,968)    58,400     98,983    (13,023)   85,960
Phoenix Strategic Allocation Series...........    91,301    (64,709)    26,592    113,848    (69,989)   43,859
Phoenix-Aberdeen International Series.........   747,692   (237,734)   509,958  1,128,227   (130,573)  997,654

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                                                         For period ended              For period ended
                                                        December 31, 2007             December 31, 2006
                                                  -----------------------------  ---------------------------
                                                                         Net                          Net
                                                   Units     Units     Increase  Units    Units     Increase
Investment Option                                  Issued   Redeemed  (Decrease) Issued  Redeemed  (Decrease)
-----------------                                 --------- --------  ---------- ------- --------  ----------
Phoenix-Alger Small-Cap Growth Series............    86,212  (53,159)   33,053   322,833 (150,912)  171,921
Phoenix-Duff & Phelps Real Estate Securities
 Series..........................................   247,213 (253,066)   (5,853)  237,877 (132,747)  105,130
Phoenix-S&P Dynamic Asset Allocation Series:
 Aggressive Growth...............................   977,622 (192,154)  785,468   926,799 (224,844)  701,955
Phoenix-S&P Dynamic Asset Allocation Series:
 Growth.......................................... 1,006,673 (157,155)  849,518   260,276  (25,666)  234,610
Phoenix-S&P Dynamic Asset Allocation Series:
 Moderate........................................       837     (441)      396        --       --        --
Phoenix-S&P Dynamic Asset Allocation Series:
 Moderate Growth.................................   412,335 (173,916)  238,419   295,958  (80,613)  215,345
Phoenix-Sanford Bernstein Mid-Cap Value Series...   238,026  (57,137)  180,889   198,419  (65,611)  132,808
Phoenix-Sanford Bernstein Small-Cap Value Series.   159,670  (73,465)   86,205   150,105  (50,745)   99,360
Phoenix-Van Kampen Comstock Series...............    46,396  (49,936)   (3,540)   60,465  (46,966)   13,499
Phoenix-Van Kampen Equity 500 Index Series.......    54,247 (104,576)  (50,329)  255,928  (16,127)  239,801
PIMCO VIT CommodityRealReturn Strategy
 Portfolio - Advisor Class.......................   287,510  (41,232)  246,278    12,428     (452)   11,976
PIMCO VIT Real Return Portfolio - Advisor Class..    23,761   (2,054)   21,707    10,030   (1,315)    8,715
PIMCO VIT Total Return Portfolio - Advisor Class.    58,140  (28,324)   29,816    62,921   (2,824)   60,097
Rydex Variable Trust Inverse Government Long Bond
 Strategy Fund...................................    11,685   (9,997)    1,688    12,647  (11,179)    1,468
Rydex Variable Trust Nova Fund...................     4,981   (6,613)   (1,632)    6,181   (9,936)   (3,755)
Rydex Variable Trust Sector Rotation Fund........     4,357   (8,165)   (3,808)   10,097  (18,532)   (8,435)
Sentinel Variable Products Bond Fund.............    29,070   (1,020)   28,050        --       --        --
Sentinel Variable Products Common Stock Fund.....   150,415   (4,032)  146,383        --       --        --
Sentinel Variable Products Mid Cap Growth Fund...     7,029      (56)    6,973        --       --        --
Sentinel Variable Products Small Company Fund....    22,927     (613)   22,314        --       --        --
Templeton Developing Markets Securities Fund -
 Class 2.........................................   284,314  (26,608)  257,706   101,169  (21,078)   80,091
Templeton Foreign Securities Fund - Class 2......   105,905 (112,332)   (6,427)  175,655  (49,009)  126,646
Templeton Growth Securities Fund - Class 2.......   325,461  (49,618)  275,843    83,052  (25,102)   57,950
Van Kampen UIF Equity and Income Portfolio -
 Class II........................................     7,371   (2,084)    5,287     5,061     (341)    4,720
Wanger International Select......................   114,559  (17,775)   96,784    45,013  (12,229)   32,784
Wanger International Small Cap...................   187,068 (141,844)   45,224   265,741  (86,362)  179,379
Wanger Select....................................   253,952  (16,187)  237,765    37,062   (8,607)   28,455
Wanger U.S. Smaller Companies....................   130,310  (77,192)   53,118   104,253  (70,289)   33,964

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

Note 5--Financial Highlights

   A summary of units outstanding, unit values, net assets, investment income ratios, expense ratios (excluding expenses of the underlying fund) and total return ratios for each of the five years in the periods ended December 31, 2007, 2006, 2005, 2004, and 2003 follows:

                           At December 31,               For the periods ended December 31,
                     -------------------------------  ---------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to          Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ----------------
AIM V.I. Capital Appreciation Fund - Class I
   2007.............    664  1.37  to   3.15   2,009       --    --    to    0.48%   11.47%   to  12.01%
   2006.............    539  1.23  to   2.81   1,460     0.07%   --    to    0.48%    5.79%   to   6.30%
   2005.............    317  1.16  to   2.65     822     0.08%   --    to    0.48%    8.84%   to  10.64%
   2004.............    165  2.43  to   2.43     402       --    --    to      --     6.63%   to   6.63%
   2003/6/..........     24  2.28  to   2.28      54       --    --    to      --     2.46%   to  32.26%
AIM V.I. Core Equity Fund - Class I
   2007.............    458  1.18  to   1.18     543     1.17%   --    to      --     8.12%   to   8.12%
   2006/23/.........    425  1.10  to   1.10     466     0.87%   --    to      --     9.16%   to   9.16%
   2005.............     --    --  to     --      --       --    --    to      --       --    to     --
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
AIM V.I. Mid Cap Core Equity Fund - Class I
   2007.............     96  1.33  to   1.33     128     0.22%   --    to      --     9.55%   to   9.55%
   2006.............     96  1.22  to   1.22     117     1.01%   --    to      --    11.24%   to  11.24%
   2005.............     80  1.10  to   1.10      88     0.66%   --    to      --     7.62%   to   7.62%
   2004/19/.........     31  1.02  to   1.02      32     1.79%   --    to      --     1.98%   to   1.98%
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Alger American Leveraged AllCap Portfolio - Class O
   2007.............    103  1.88  to   4.32     391       --    --    to    0.48%   32.89%   to  33.53%
   2006.............    103  1.42  to   3.24     301       --    --    to    0.48%   18.69%   to  19.26%
   2005.............     88  1.19  to   2.71     225       --    --    to    0.48%   13.23%   to  14.45%
   2004.............     28  2.37  to   2.37      67       --    --    to      --     8.19%   to   8.19%
   2003.............      4  2.19  to   2.19       9       --    --    to      --     1.59%   to  34.72%
DWS Equity 500 Index Fund VIP - Class A
   2007.............    940  1.01  to   3.23   2,935     1.46%   --    to    0.48%   (0.64%)  to   5.30%
   2006.............    751  1.26  to   3.06   2,229     1.08%   --    to    0.48%   14.97%   to  15.52%
   2005.............    435  1.09  to   2.65   1,141     1.35%   --    to    0.48%    4.68%   to   4.85%
   2004.............    250  2.53  to   2.53     634     1.17%   --    to      --    10.59%   to  10.59%
   2003.............     45  2.29  to   2.29     103     0.11%   --    to      --    28.16%   to  31.00%
Federated Fund for U.S. Government Securities II
   2007.............  1,733  1.11  to   2.52   4,136     4.10%   --    to    0.48%    5.77%   to   6.29%
   2006.............  1,282  1.05  to   2.37   2,893     3.26%   --    to    0.48%    3.64%   to   4.14%
   2005.............    730  1.01  to   2.27   1,604     2.97%   --    to    0.48%    0.17%   to   2.03%
   2004.............    278  2.23  to   2.23     618     2.24%   --    to      --     3.61%   to   3.61%
   2003.............     57  2.15  to   2.15     121     0.74%   --    to      --     2.37%   to   2.37%
Federated High Income Bond Fund II - Primary Shares
   2007.............     93  1.18  to   3.18     278     6.00%   --    to    0.48%    1.93%   to   3.43%
   2006.............     66  3.08  to   3.08     202     6.72%   --    to      --    10.80%   to  10.80%
   2005.............     50  2.78  to   2.78     138     6.75%   --    to      --     2.66%   to   2.66%
   2004.............     54  2.70  to   2.70     146     2.77%   --    to      --    10.46%   to  10.46%
   2003/4/..........      8  2.45  to   2.45      22     1.42%   --    to      --    12.22%   to  19.68%

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,               For the periods ended December 31,
                     -------------------------------  ---------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to           Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ----------------
Fidelity VIP Contrafund(R) Portfolio - Service Class
   2007.............   695   1.02  to   4.14   2,761     0.94%   --    to    0.48%   (0.54%) to  17.51%
   2006.............   564   1.32  to   3.52   1,955     1.16%   --    to    0.48%   11.06%  to  11.59%
   2005.............   368   1.19  to   3.16   1,150     0.14%   --    to    0.48%   (0.48%) to  16.85%
   2004.............   211   2.70  to   2.70     571     0.14%   --    to      --    15.34%  to  15.34%
   2003.............    44   2.34  to   2.34     103     0.01%   --    to      --     1.72%  to  32.46%
Fidelity VIP Growth Opportunities Portfolio - Service Class
   2007.............   709   1.47  to   3.51   2,350       --    --    to    0.48%   22.45%  to  23.04%
   2006.............   324   1.20  to   2.85     868     0.34%   --    to    0.48%    4.80%  to   5.30%
   2005.............    99   1.15  to   2.71     256     0.60%   --    to    0.48%    8.84%  to   8.86%
   2004.............    48   2.49  to   2.49     119     0.35%   --    to      --     7.06%  to   7.06%
   2003.............    18   2.32  to   2.32      41     0.04%   --    to      --    29.66%  to  33.54%
Fidelity VIP Growth Portfolio - Service Class
   2007.............   424   1.51  to   3.35   1,410     0.59%   --    to    0.48%   26.26%  to  26.87%
   2006.............   398   1.20  to   2.64   1,047     0.25%   --    to    0.48%    6.22%  to   6.73%
   2005.............   334   1.13  to   2.48     824     0.29%   --    to    0.48%    5.67%  to   5.96%
   2004.............   193   2.34  to   2.34     452     0.05%   --    to      --     3.26%  to   3.26%
   2003.............    24   2.27  to   2.27      54     0.01%   --    to      --    32.78%  to  40.55%
Fidelity VIP Investment Grade Bond Portfolio - Service Class
   2007/32/.........   351   1.04  to   1.05     367     0.20%   --    to    0.48%    2.11%  to   4.21%
   2006.............    --     --  to     --      --       --    --    to      --       --   to     --
   2005.............    --     --  to     --      --       --    --    to      --       --   to     --
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --
Franklin Income Securities Fund - Class 2
   2007.............   451   1.01  to   1.16     521     3.51%   --    to    0.48%   (0.23%) to   3.76%
   2006/28/.........    20   1.12  to   1.12      22       --    --    to    0.48%    1.97%  to   8.36%
   2005.............    --     --  to     --      --       --    --    to      --       --   to     --
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --
Lazard Retirement Small Cap Portfolio - Service Shares
   2007.............   186   1.19  to   1.19     221       --    --    to      --    (7.20%) to  (7.20%)
   2006.............   168   1.28  to   1.28     214       --    --    to      --    16.07%  to  16.07%
   2005/20/.........   132   1.10  to   1.10     146       --    --    to      --    12.59%  to  12.59%
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --
Lord Abbett Bond-Debenture Portfolio - Class VC
   2007.............   172   1.20  to   1.20     205     4.87%   --    to      --     6.19%  to   6.19%
   2006.............   175   1.13  to   1.13     197     6.27%   --    to      --     9.33%  to   9.33%
   2005/20/.........   159   1.03  to   1.03     164     8.22%   --    to      --     5.33%  to   5.33%
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,               For the periods ended December 31,
                     -------------------------------  ---------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to          Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ----------------
Lord Abbett Growth and Income Portfolio - Class VC
   2007.............  3,218  1.28  to   1.29   4,133     1.47%   --    to    0.48%    2.94%   to   3.44%
   2006.............  2,198  1.24  to   1.26   2,729     1.54%   --    to    0.48%   16.71%   to  17.27%
   2005/20/.........  1,369  1.06  to   1.08   1,449     1.72%   --    to    0.48%    5.53%   to   7.89%
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Lord Abbett Mid-Cap Value Portfolio - Class VC
   2007.............    359  1.23  to   1.26     443     0.46%   --    to    0.48%    0.09%   to   0.58%
   2006.............    295  1.23  to   1.26     362     0.52%   --    to    0.48%    6.96%   to  12.23%
   2005/20/.........    266  1.09  to   1.09     290     0.76%   --    to      --    13.98%   to  13.98%
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Mutual Shares Securities Fund - Class 2
   2007.............    661  1.00  to   3.48   1,796     1.57%   --    to    0.48%   (0.74%)  to   3.48%
   2006.............    390  1.31  to   3.36   1,261     1.17%   --    to    0.48%   17.81%   to  18.38%
   2005.............    200  1.11  to   2.84     549     0.94%   --    to    0.48%    8.28%   to  10.55%
   2004.............     99  2.57  to   2.57     255     0.60%   --    to      --    12.63%   to  12.63%
   2003/11/.........     37  2.28  to   2.28      84     0.08%   --    to      --     2.97%   to  27.81%
Neuberger Berman AMT Fasciano Portfolio - S Class
   2007.............      6  0.97  to   0.98       6       --    --    to    0.48%   (5.35%)  to   0.52%
   2006/26/.........      2  0.97  to   0.97       2       --    --    to      --     8.31%   to   8.31%
   2005.............     --    --  to     --      --       --    --    to      --       --    to     --
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Neuberger Berman AMT Guardian Portfolio - S Class
   2007/31/.........    430  1.13  to   1.14     491     0.46%   --    to    0.48%    4.90%   to   8.57%
   2006.............     --    --  to     --      --       --    --    to      --       --    to     --
   2005.............     --    --  to     --      --       --    --    to      --       --    to     --
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Oppenheimer Capital Appreciation Fund/VA - Service Shares
   2007.............     22  1.02  to   1.17      25     0.00%*  --    to      --    (0.66%)  to  13.86%
   2006/30/.........      6  1.02  to   1.02       6       --    --    to      --     9.31%   to   9.31%
   2005.............     --    --  to     --      --       --    --    to      --       --    to     --
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --
Oppenheimer Global Securities Fund/VA - Service Shares
   2007.............     36  0.99  to   1.14      40     0.84%   --    to    0.48%   (0.60%)  to   6.08%
   2006/27/.........      6  1.07  to   1.07       7       --    --    to    0.48%    6.40%   to  17.94%
   2005.............     --    --  to     --      --       --    --    to      --       --    to     --
   2004.............     --    --  to     --      --       --    --    to      --       --    to     --
   2003.............     --    --  to     --      --       --    --    to      --       --    to     --

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,                For the periods ended December 31,
                     -------------------------------  ----------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to           Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    -----------------
Oppenheimer Main Street Small Cap Fund/VA - Service Shares
   2007.............    373  0.98  to   0.99     370     0.02%   --    to    0.48%   (2.49%) to   (1.39%)
   2006/26/.........      6  1.01  to   1.01       6       --    --    to      --    13.18%  to   13.18%
   2005.............     --    --  to     --      --       --    --    to      --       --   to      --
   2004.............     --    --  to     --      --       --    --    to      --       --   to      --
   2003.............     --    --  to     --      --       --    --    to      --       --   to      --
Phoenix Capital Growth Series
   2007.............    363  2.94  to   2.94   1,067     0.27%   --    to      --    10.75%  to   10.75%
   2006.............    353  2.66  to   2.66     938     0.32%   --    to      --     3.22%  to    3.22%
   2005.............    191  2.57  to   2.57     490     0.09%   --    to      --     3.71%  to    3.71%
   2004.............    130  2.48  to   2.48     321     1.32%   --    to      --     4.97%  to    4.97%
   2003.............     20  2.36  to   2.36      49     0.01%   --    to      --    20.55%  to   26.49%
Phoenix Growth and Income Series
   2007.............  1,009  1.34  to   3.27   3,164     1.04%   --    to    0.48%    6.14%  to    6.66%
   2006.............    892  1.27  to   3.06   2,641     1.31%   --    to    0.48%   16.62%  to   17.18%
   2005.............    541  1.09  to   2.61   1,405     1.24%   --    to    0.48%    4.06%  to    4.80%
   2004.............    273  2.49  to   2.49     681     1.99%   --    to      --    10.48%  to   10.48%
   2003.............     30  2.26  to   2.26      67     1.94%   --    to      --    27.46%  to   31.16%
Phoenix Mid-Cap Growth Series
   2007.............     82  1.37  to   2.88     234       --    --    to    0.48%    7.89%  to   21.80%
   2006.............     85  2.36  to   2.36     201       --    --    to      --     4.13%  to    4.13%
   2005.............     64  2.27  to   2.27     145       --    --    to      --     4.18%  to    4.18%
   2004.............     31  2.18  to   2.18      67       --    --    to      --     6.72%  to    6.72%
   2003.............      3  2.04  to   2.04       5       --    --    to      --    28.83%  to  0.2883
Phoenix Money Market Series
   2007.............  1,301  1.10  to   2.30   2,952     4.76%   --    to    0.48%    0.14%  to    4.88%
   2006.............  1,124  1.06  to   2.19   2,347     4.30%   --    to    0.48%    3.91%  to    4.41%
   2005.............  1,043  1.02  to   2.10   2,101     2.44%   --    to    0.48%    1.64%  to    2.58%
   2004.............  1,208  2.04  to   2.04   2,468     0.87%   --    to      --     0.79%  to    0.79%
   2003.............    389  2.03  to   2.03     789     0.62%   --    to      --     0.68%  to    0.68%
Phoenix Multi-Sector Fixed Income Series
   2007.............    564  1.12  to   2.95   1,575     6.01%   --    to    0.48%    3.21%  to    3.71%
   2006.............    384  1.09  to   2.85   1,057     5.64%   --    to    0.48%    6.33%  to    6.84%
   2005.............    326  1.02  to   2.66     841     5.14%   --    to    0.48%    1.57%  to    1.78%
   2004.............    150  2.62  to   2.62     392     7.48%   --    to      --     6.84%  to    6.84%
   2003.............     12  2.45  to   2.45      30     8.70%   --    to      --    14.58%  to   14.58%
Phoenix Multi-Sector Short Term Bond Series
   2007.............    282  1.11  to   1.21     333     5.70%   --    to    0.48%    3.48%  to    3.98%
   2006.............    224  1.07  to   1.16     255     5.19%   --    to    0.48%    5.21%  to    5.71%
   2005.............    138  1.02  to   1.10     150     4.26%   --    to    0.48%    0.40%  to    1.36%
   2004.............     46  1.08  to   1.08      49     4.98%   --    to      --     5.33%  to    5.33%
   2003/16/.........      9  1.03  to   1.03       9    14.90%   --    to      --     2.25%  to    4.94%

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                            At December 31,                For the periods ended December 31,
                     ------------------------------    -----------------------------------------------
                             Unit Fair Value    Net    Investment Expense Ratio /2/
                      Units   (Lowest to      Assets     Income   (Lowest to            Total Return /3/
                     (000's)   Highest)       (000's)  Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  -------  ---------- ----------------    ------------------
Phoenix Strategic Allocation Series
   2007.............    242  3.00  to   3.00     725      2.72%   --    to      --      5.98%  to    5.98%
   2006.............    215  2.83  to   2.83     609      2.81%   --    to      --     12.69%  to   12.69%
   2005.............    171  2.51  to   2.51     430      2.51%   --    to      --      1.79%  to    1.79%
   2004.............     77  2.47  to   2.47     190      3.56%   --    to      --        --   to      --
   2003/7/..........     13  2.30  to   2.30      29      6.91%   --    to      --      2.68%  to   21.36%
Phoenix-Aberdeen International Series
   2007.............  1,699  1.02  to   4.91   8,013      1.75%   --    to    0.48%    (0.49%) to   14.94%
   2006.............  1,189  1.53  to   4.27   4,894      2.84%   --    to    0.48%    26.77%  to   27.37%
   2005.............    191  1.21  to   3.36     641      5.47%   --    to    0.48%    18.57%  to   19.04%
   2004.............    103  2.83  to   2.83     292      5.12%   --    to      --     20.78%  to   20.78%
   2003.............      8  2.34  to   2.34      19      2.67%   --    to      --     31.86%  to   31.86%
Phoenix-Alger Small-Cap Growth Series
   2007.............    314  1.71  to   5.07   1,553        --    --    to    0.48%    15.54%  to   16.09%
   2006.............    281  1.48  to   4.36   1,201      0.02%   --    to    0.48%    18.88%  to   19.45%
   2005.............    109  1.25  to   3.65     387        --    --    to    0.48%    15.20%  to   15.64%
   2004.............     52  3.16  to   3.16     164        --    --    to      --      2.12%  to    2.12%
   2003/10/.........      5  3.09  to   3.09      17        --    --    to      --     (1.28%) to   61.38%
Phoenix-Duff & Phelps Real Estate Securities Series
   2007.............    459  1.38  to   4.84   2,137      1.24%   --    to    0.48%   (16.12%) to  (15.71%)
   2006.............    465  1.65  to   5.74   2,623      1.41%   --    to    0.48%    36.41%  to   37.07%
   2005.............    360  1.21  to   4.19   1,500      1.85%   --    to    0.48%    10.45%  to   15.10%
   2004.............    139  3.64  to   3.64     505      2.81%   --    to      --     34.69%  to   35.08%
   2003.............     15  2.70  to   2.70      41      4.22%   --    to      --     38.27%  to   38.27%
Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth
   2007.............  1,487  1.21  to   1.22   1,816      1.43%   --    to    0.48%     6.50%  to    8.45%
   2006/19/.........    702  1.13  to   1.13     790      3.05%   --    to      --      9.36%  to    9.59%
   2005.............     --    --  to     --      --        --    --    to      --        --   to      --
   2004.............     --    --  to     --      --        --    --    to      --        --   to      --
   2003.............     --    --  to     --      --        --    --    to      --        --   to      --
Phoenix-S&P Dynamic Asset Allocation Series: Growth
   2007.............  1,084  1.18  to   1.19   1,290      2.42%   --    to    0.48%     1.54%  to    8.33%
   2006/22/.........    235  1.10  to   1.10     258      4.00%   --    to      --      7.84%  to   11.04%
   2005.............     --    --  to     --      --        --    --    to      --        --   to      --
   2004.............     --    --  to     --      --        --    --    to      --        --   to      --
   2003.............     --    --  to     --      --        --    --    to      --        --   to      --
Phoenix-S&P Dynamic Asset Allocation Series: Moderate
   2007/33/.........      0+ 1.14  to   1.14       0++   12.20%   --    to      --      2.97%  to    2.97%
   2006.............     --    --  to     --      --        --    --    to      --        --   to      --
   2005.............     --    --  to     --      --        --    --    to      --        --   to      --
   2004.............     --    --  to     --      --        --    --    to      --        --   to      --
   2003.............     --    --  to     --      --        --    --    to      --        --   to      --

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,               For the periods ended December 31,
                     -------------------------------  ---------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to           Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ----------------
Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth
   2007.............   454   1.17  to   1.18     533     2.51%   --    to    0.48%    7.98%  to   8.50%
   2006/21/.........   215   1.08  to   1.09     234     9.98%   --    to    0.48%    2.18%  to   9.23%
   2005.............    --     --  to     --      --       --    --    to      --       --   to     --
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --
Phoenix-Sanford Bernstein Mid-Cap Value Series
   2007.............   470   1.33  to   3.70   1,664     0.13%   --    to    0.48%    1.51%  to   2.00%
   2006.............   289   1.31  to   3.63   1,013     0.54%   --    to    0.48%   14.36%  to  14.91%
   2005.............   156   1.14  to   3.16     486     0.11%   --    to    0.48%    6.98%  to   7.73%
   2004.............    76   2.93  to   2.93     225     0.28%   --    to      --    20.41%  to  20.41%
   2003.............    10   2.44  to   2.44      26     0.05%   --    to      --    40.97%  to  40.97%
Phoenix-Sanford Bernstein Small-Cap Value Series
   2007.............   319   1.31  to   3.66   1,135       --    --    to    0.48%   (2.57%) to  (2.10%)
   2006.............   233   1.34  to   3.74     846     0.31%   --    to    0.48%   16.19%  to  16.75%
   2005.............   133   1.16  to   3.20     426       --    --    to    0.48%    5.09%  to   7.46%
   2004.............    60   2.98  to   2.98     179       --    --    to      --    22.67%  to  22.67%
   2003.............     9   2.43  to   2.43      22       --    --    to      --    11.33%  to  43.86%
Phoenix-Van Kampen Comstock Series
   2007.............   163   2.91  to   2.91     474     1.62%   --    to      --    (2.22%) to  (2.22%)
   2006.............   167   2.97  to   2.97     495     1.78%   --    to      --    20.90%  to  20.90%
   2005.............   153   2.46  to   2.46     376     1.39%   --    to      --     5.43%  to   5.43%
   2004.............    97   2.33  to   2.33     226     1.49%   --    to      --    12.91%  to  12.91%
   2003.............    14   2.07  to   2.07      27     1.01%   --    to      --    23.87%  to  23.87%
Phoenix-Van Kampen Equity 500 Index Series
   2007.............   253   1.30  to   3.07     750     1.31%   --    to    0.48%    4.37%  to   4.87%
   2006.............   303   1.24  to   2.92     870     1.98%   --    to    0.48%    3.30%  to  14.21%
   2005.............    63   2.56  to   2.56     162     1.54%   --    to      --     3.69%  to  10.73%
   2004.............    20   2.47  to   2.47      49     3.44%   --    to      --     9.84%  to   9.84%
   2003/18/.........     1   2.25  to   2.25       1     4.74%   --    to      --     6.06%  to   6.06%
PIMCO VIT CommodityRealReturn Strategy Portfolio - Advisor Class
   2007.............   258   1.17  to   1.18     305     6.66%   --    to    0.48%   20.33%  to  23.14%
   2006/29/.........    12   0.96  to   0.96      11    10.17%   --    to      --    (3.85%) to  (3.85%)
   2005.............    --     --  to     --      --       --    --    to      --       --   to     --
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --
PIMCO VIT Real Return Portfolio - Advisor Class
   2007.............    30   1.12  to   1.13      34     4.57%   --    to    0.48%    6.89%  to  10.53%
   2006/26/.........     9   1.02  to   1.02       9     4.54%   --    to      --     2.72%  to   2.72%
   2005.............    --     --  to     --      --       --    --    to      --       --   to     --
   2004.............    --     --  to     --      --       --    --    to      --       --   to     --
   2003.............    --     --  to     --      --       --    --    to      --       --   to     --

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,                For the periods ended December 31,
                     -------------------------------  -----------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to            Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ------------------
PIMCO VIT Total Return Portfolio - Advisor Class
   2007.............    90   1.12  to   1.13    102      4.72%   --    to    0.48%     6.62%  to    8.63%
   2006/26/.........    60   1.04  to   1.04     63      4.60%   --    to      --      4.83%  to    4.83%
   2005.............    --     --  to     --     --        --    --    to      --        --   to      --
   2004.............    --     --  to     --     --        --    --    to      --        --   to      --
   2003.............    --     --  to     --     --        --    --    to      --        --   to      --
Rydex Variable Trust Inverse Government Long Bond Strategy Fund
   2007.............    38   0.93  to   0.93     35      5.03%   --    to      --     (4.51%) to   (4.51%)
   2006.............    36   0.97  to   0.97     35      3.92%   --    to      --      8.11%  to    8.11%
   2005.............    35   0.90  to   0.90     31        --    --    to      --     (5.24%) to   (5.24%)
   2004.............    23   0.95  to   0.95     22        --    --    to      --    (10.67%) to  (10.67%)
   2003/15/.........     9   1.06  to   1.06     10        --    --    to      --     (4.54%) to    5.08%
Rydex Variable Trust Nova Fund
   2007.............    20   1.34  to   1.76     35      1.47%   --    to    0.48%     0.64%  to    1.13%
   2006.............    22   1.33  to   1.74     37      1.05%   --    to    0.48%    14.60%  to   19.27%
   2005.............    25   1.12  to   1.46     37      0.33%   --    to    0.48%    (1.98%) to    3.96%
   2004.............    21   1.40  to   1.40     30      0.05%   --    to      --      0.85%  to   14.62%
   2003/11/.........    11   1.22  to   1.22     13        --    --    to      --     18.98%  to   18.98%
Rydex Variable Trust Sector Rotation Fund
   2007.............    15   2.00  to   2.00     31        --    --    to      --     22.75%  to   22.75%
   2006.............    19   1.63  to   1.63     31        --    --    to      --      9.46%  to   11.39%
   2005.............    28   1.46  to   1.46     40        --    --    to      --     13.71%  to   13.71%
   2004.............    10   1.29  to   1.29     12        --    --    to      --      1.00%  to   10.71%
   2003/17/.........     1   1.16  to   1.16      1        --    --    to      --      4.24%  to    4.24%
Sentinel Variable Products Bond Fund
   2007/34/.........    28   1.02  to   1.02     29     36.04%   --    to      --      1.02%  to    3.43%
   2006.............    --     --  to     --     --        --    --    to      --        --   to      --
   2005.............    --     --  to     --     --        --    --    to      --        --   to      --
   2004.............    --     --  to     --     --        --    --    to      --        --   to      --
   2003.............    --     --  to     --     --        --    --    to      --        --   to      --
Sentinel Variable Products Common Stock Fund
   2007/34/.........   146   1.03  to   1.03    150      9.61%   --    to      --     (2.08%) to    2.26%
   2006.............    --     --  to     --     --        --    --    to      --        --   to      --
   2005.............    --     --  to     --     --        --    --    to      --        --   to      --
   2004.............    --     --  to     --     --        --    --    to      --        --   to      --
   2003.............    --     --  to     --     --        --    --    to      --        --   to      --
Sentinel Variable Products Mid Cap Growth Fund
   2007/35/.........     7   1.08  to   1.08      8        --    --    to      --     (1.27%) to   (1.27%)
   2006.............    --     --  to     --     --        --    --    to      --        --   to      --
   2005.............    --     --  to     --     --        --    --    to      --        --   to      --
   2004.............    --     --  to     --     --        --    --    to      --        --   to      --
   2003.............    --     --  to     --     --        --    --    to      --        --   to      --

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,               For the periods ended December 31,
                     -------------------------------  ---------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to          Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ----------------
Sentinel Variable Products Small Company Fund
   2007/34/.........    22   1.01  to   1.01      23     5.16%   --    to      --    (2.85%)  to   0.21%
   2006.............    --     --  to     --      --       --    --    to      --       --    to     --
   2005.............    --     --  to     --      --       --    --    to      --       --    to     --
   2004.............    --     --  to     --      --       --    --    to      --       --    to     --
   2003.............    --     --  to     --      --       --    --    to      --       --    to     --
Templeton Developing Markets Securities Fund - Class 2
   2007.............   338   1.38  to   1.39     469     2.12%   --    to    0.48%   16.01%   to  28.79%
   2006/24/.........    80   1.08  to   1.08      86     1.57%   --    to      --     7.56%   to   7.56%
   2005.............    --     --  to     --      --       --    --    to      --       --    to     --
   2004.............    --     --  to     --      --       --    --    to      --       --    to     --
   2003.............    --     --  to     --      --       --    --    to      --       --    to     --
Templeton Foreign Securities Fund - Class 2
   2007.............   327   1.55  to   4.08   1,240     2.00%   --    to    0.48%   14.90%   to  15.46%
   2006.............   334   1.35  to   3.53   1,138     1.17%   --    to    0.48%   20.86%   to  21.44%
   2005.............   207   1.12  to   2.91     584     1.14%   --    to    0.48%   10.17%   to  11.06%
   2004.............    79   2.64  to   2.64     210     0.68%   --    to      --    18.53%   to  18.53%
   2003.............    15   2.23  to   2.23      34     0.97%   --    to      --    30.82%   to  32.21%
Templeton Growth Securities Fund - Class 2
   2007.............   501   1.00  to   3.56   1,331     1.31%   --    to    0.48%   (0.45%)  to   2.35%
   2006.............   225   1.33  to   3.48     767     1.34%   --    to    0.48%   10.25%   to  21.81%
   2005.............   167   2.85  to   2.85     478     1.09%   --    to      --     8.86%   to   8.86%
   2004.............    90   2.62  to   2.62     236     1.13%   --    to      --    13.19%   to  16.03%
   2003/10/.........    47   2.26  to   2.26     107     0.31%   --    to      --    46.06%   to  46.06%
Van Kampen UIF Equity and Income Portfolio - Class II
   2007.............    10   1.12  to   1.12      11     1.65%   --    to      --     3.36%   to   3.36%
   2006/25/.........     5   1.08  to   1.08       5     0.04%   --    to      --    11.36%   to  11.36%
   2005.............    --     --  to     --      --       --    --    to      --       --    to     --
   2004.............    --     --  to     --      --       --    --    to      --       --    to     --
   2003.............    --     --  to     --      --       --    --    to      --       --    to     --
Wanger International Select
   2007.............   181   1.90  to   6.08   1,001     0.46%   --    to    0.48%   21.20%   to  21.78%
   2006.............    85   1.57  to   4.99     362     0.21%   --    to    0.48%   35.35%   to  36.00%
   2005.............    52   1.16  to   3.67     166     0.89%   --    to    0.48%   15.60%   to  16.43%
   2004.............    10   3.15  to   3.16      32     0.18%   --    to      --    21.36%   to  24.34%
   2003/13/.........     1   2.54  to   2.54       3       --    --    to      --    31.84%   to  31.84%
Wanger International Small Cap
   2007.............   572   1.84  to   6.28   3,459     0.79%   --    to    0.48%   15.75%   to  16.31%
   2006.............   526   1.59  to   5.40   2,772     0.47%   --    to    0.48%   36.50%   to  37.16%
   2005.............   347   1.17  to   3.94   1,346     0.88%   --    to    0.48%   17.63%   to  21.53%
   2004.............   129   3.24  to   3.24     417     0.31%   --    to      --    30.27%   to  30.27%
   2003/6/..........    17   2.49  to   2.49      42     0.01%   --    to      --     9.21%   to  49.77%

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                           At December 31,              For the periods ended December 31,
                     -------------------------------  -----------------------------------------------
                             Unit Fair Value    Net   Investment Expense Ratio /2/
                      Units   (Lowest to      Assets    Income   (Lowest to          Total Return /3/
                     (000's)   Highest)       (000's) Ratio /1/   Highest)           (Lowest to Highest)
                     ------- ---------------  ------- ---------- ----------------    ------------------
Wanger Select
   2007.............   328   1.56  to   4.43   1,439       --    --    to    0.48%    4.06%  to    9.39%
   2006.............    90   4.05  to   4.05     364     0.34%   --    to      --    19.70%  to   19.70%
   2005.............    62   3.38  to   3.38     208       --    --    to      --    10.49%  to   10.49%
   2004.............    41   3.06  to   3.06     125       --    --    to      --    19.31%  to   19.31%
   2003.............    10   2.57  to   2.57      28       --    --    to      --     2.43%  to   30.73%
Wanger U.S. Smaller Companies
   2007.............   271   1.30  to   3.82   1,030       --    --    to    0.48%    2.79%  to    5.39%
   2006.............   217   3.62  to   3.62     787     0.22%   --    to      --     7.87%  to    7.87%
   2005.............   183   3.36  to   3.36     616       --    --    to      --    11.25%  to   11.25%
   2004.............    99   3.02  to   3.02     299       --    --    to      --    18.33%  to   18.33%
   2003.............    13   2.55  to   2.55      33       --    --    to      --    35.95%  to   43.22%

--------
*  Amount is less than 0.005%.

+  Amount is less than 500 units.

++ Amount is less than $500.

/1/ The investment income ratios represent the annualized dividends, excluding distributions of capital gains, received by the Investment Option from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the daily average net assets. These ratios exclude those expenses, such as mortality and expense charges that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying fund in which the Investment Option invests.

/2/ The expense ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

/3/ The total returns are for the periods indicated, including changes in the value of the underlying fund, and the expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed throughout the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total return is presented as the minimum and maximum return for the units invested in the Investment Option. While the Investment Option may be active in a given year, certain units may be initiated during the year. The corresponding return on those units, which is for the partial year, may cause the minimum and maximum total return for all the units in that Investment Option to deviate outside the range of the expense ratios presented.

/4/  From inception January 21, 2003 to December 31, 2003.

/5/  From inception January 27, 2003 to December 31, 2003.

/6/  From inception January 28, 2003 to December 31, 2003.

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

/7/  From inception February 3, 2003 to December 31, 2003.

/8/  From inception February 28, 2003 to December 31, 2003.

/9/  From inception March 3, 2003 to December 31, 2003.

/10/ From inception March 14, 2003 to December 31, 2003.

/11/ From inception March 19, 2003 to December 31, 2003.

/12/ From inception March 20, 2003 to December 31, 2003.

/13/ From inception May 27, 2003 to December 31, 2003.

/14/ From inception June 4, 2003 to December 31, 2003.

/15/ From inception June 30, 2003 to December 31, 2003.

/16/ From inception August 8, 2003 to December 31, 2003.

/17/ From inception October 27, 2003 to December 31, 2003.

/18/ From inception November 10, 2004 to December 31, 2004.

/19/ From inception December 3, 2004 to December 31, 2004.

/20/ From inception April 29, 2005 to December 31, 2005.

/21/ From inception February 8, 2006 to December 31, 2006.

/22/ From inception March 17, 2006 to December 31, 2006.

/23/ From inception April 28, 2006 to December 31, 2006.

/24/ From inception May 1, 2006 to December 31, 2006.

/25/ From inception June 15, 2006 to December 31, 2006.

/26/ From inception June 20, 2006 to December 31, 2006.

/27/ From inception July 20, 2006 to December 31, 2006.

/28/ From inception August 7, 2006 to December 31, 2006.

/29/ From inception August 14, 2006 to December 31, 2006.

/30/ From inception August 15, 2006 to December 31, 2006.

/31/ From inception January 16, 2007 to December 31, 2007.

/32/ From inception February 1, 2007 to December 31, 2007.

/33/ From inception September 17, 2007 to December 31, 2007.

/34/ From inception September 20, 2007 to December 31, 2007.

/35/ From inception October 29, 2007 to December 31, 2007.

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

Note 6--Policy Loans

   Policy provisions generally allow policyowners to borrow up to 90% - 100% of the policy's cash surrender value, reduced by an amount equal to the surrender charge with loan interest payable on each policy anniversary. Loan interest rates vary by product. At the time the loan is granted, an amount equivalent to the amount of the loan is transferred from the Separate Account and the non-loaned portion of the Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account, part of Phoenix's general account as collateral for the outstanding loan. Transfers from the account are included as transfers for contract benefits and terminations in the accompanying financial statements. Amounts in the loaned portion of the Guaranteed Interest Account are credited with interest. Interest rates vary by product. Loan repayments result in a transfer of collateral back to the Separate Account and the non-loaned portion of the Guaranteed Interest Account.

Note 7--Fees and Related Party Transactions

   Phoenix and its affiliate, Phoenix Equity Planning Corporation ("PEPCO"), a registered broker/dealer in securities, provide all services to the Separate Account. PEPCO is the principal underwriter and distributor for the Separate Account.

   Certain fees are deducted from the Contracts. To understand all of the charges that are assessed for your individual policy you should refer to your policy contract provided to you at issue or the most recent product prospectus provided to you annually. Those fees are described below:

A) Contract Maintenance Charges

   The Separate Account is assessed periodic Contract Maintenance Charges which are designed to compensate PHL Variable for certain costs associated with maintenance. These expenses are included in a separate line item entitled "Contract Maintenance Charges" in the accompanying statements of changes in net assets. The total aggregate expense for the periods ended December 31, 2007 and 2006 were $5,187,283 and $2,814,388, respectively. The charges assessed the Separate Account for Contract Maintenance Charges are outlined as follows:

   Administration Charge - In accordance with terms of the contracts, Phoenix may make deductions for administrative charges. Because a policy's face amount and policy duration may vary, the administrative charge may also vary.

   Policy Surrender Charge - In accordance with terms of the contracts, Phoenix makes deductions for surrender charges. Because a policy's account value and policy duration may vary, the surrender charge may also vary.

   Cost of Insurance Charge - In accordance with terms of the contracts, Phoenix makes deductions for costs of insurance to cover Phoenix's anticipated mortality costs. Because a policy's account value and death benefit may vary from month to month, the cost of insurance charge may also vary.

   Other Charges - Phoenix may deduct other costs depending on the policy terms.

   All of the above expenses are taken out as a redemption of units.

B) Optional Rider and Benefit Charges

   Phoenix may deduct other charges and fees based on the selection of Other Optional Policy Benefits and Riders. These expenses are included in a separate line item entitled "Transfers for contract benefits and terminations" in the accompanying statements of changes in net assets. This expense is taken out as a redemption of units.

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

C) Mortality and Expense Fee and Administration Fee charges

   Phoenix will make deductions at a maximum rate of 0.48% of the contracts value for the mortality and expense risks and 0% for administration fees, which the company undertakes. These expenses are included in separate line items "Mortality and Expense Fees" and "Administration Fees" in the accompanying statements of operations. The total aggregate expense for the periods ended December 31, 2007 and 2006 were $8,964 and $2,396, respectively. This expense is taken out as a reduction of unit values. In accordance with the terms of the contracts, other mortality and expense fee charges and administration fee charges may be taken out as transfers for contract benefits and terminations.

Note 8--Distribution of Net Income

   The Separate Account does not declare distributions to participants from accumulated net income. The accumulated net income is distributed to participants as part of withdrawals of amounts in the form of surrenders, death benefits, transfers or annuity payments in excess of net purchase payments.

Note 9--Diversification Requirements

   Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the "Code") as amended, a variable contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as a variable contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. Each investment option is required to satisfy the requirements of Section 817(h). The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury.

   PHL Variable intends that each of the investment options shall comply with the diversification requirements and, in the event of any failure to comply, will take immediate corrective action to assure compliance.

Note 10--Liquidations and Mergers

   On October 20, 2006, the Growth and Income Series acquired all of the net assets of the Phoenix-Kayne Rising Dividends Series ("Kayne Rising Dividends") pursuant to an Agreement and Plan of Reorganization approved by the Kayne Rising Dividends shareholders on October 5, 2006. The acquisition was accomplished by a tax-free exchange of 835,783 shares of Growth and Income outstanding on October 20, 2006 and valued at $11,722,358 for 1,002,388 shares of Kayne Rising Dividends outstanding on October 20, 2006. Kayne Rising Dividend's net assets of $11,722,362, including $1,654,538 of net unrealized appreciation were combined with those of Growth and Income. The aggregate net assets of Growth and Income immediately after the merger were $163,685,403.

   On October 20, 2006, the Aberdeen International Series acquired all of the net assets of the Phoenix-Lazard International Equity Select Series ("Lazard International Equity Select") pursuant to an Agreement and Plan of Reorganization approved by the Lazard International Equity Select shareholders on October 5, 2006. The acquisition was accomplished by a tax-free exchange of 10,426,631 shares of Aberdeen International outstanding on October 20, 2006 and valued at $175,009,666 for 10,514,476 shares of Lazard International Equity Select outstanding on October 20, 2006. Lazard International Equity Select's net assets of $175,009,669, including $33,022,037 of net unrealized appreciation were combined with those of Aberdeen International. The aggregate net assets of Aberdeen International immediately after the merger were $389,209,267.

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

   On October 27, 2006, the Capital Growth Series acquired all of the net assets of the Phoenix-AIM Growth Series ("AIM Growth") pursuant to an Agreement and Plan of Reorganization approved by the AIM Growth shareholders on October 5, 2006. The acquisition was accomplished by a tax-free exchange of 3,996,273 shares of Capital Growth outstanding on October 27, 2006 and valued at $61,016,844 for 8,399,603 shares of AIM Growth outstanding on October 27, 2006. AIM Growth's net assets of $61,016,844, including $8,256,215 of net unrealized appreciation were combined with those of Capital Growth. The aggregate net assets of Capital Growth immediately after the merger were $452,685,507.

   On October 27, 2006, the Mid-Cap Growth Series acquired all of the net assets of the Phoenix Strategic Theme Series ("Strategic Theme") pursuant to an Agreement and Plan of Reorganization approved by the Strategic Theme shareholders on October 5, 2006. The acquisition was accomplished by a tax-free exchange of 3,950,319 shares of Mid-Cap Growth outstanding on October 27, 2006 and valued at $53,113,639 for 4,883,118 shares of Strategic Theme outstanding on October 27, 2006. Strategic Theme's net assets of $53,113,639, including $7,454,917 of net unrealized appreciation were combined with those of Mid-Cap Growth. The aggregate net assets of Mid-Cap Growth immediately after the merger were $98,521,888.

   On October 27, 2006, the Alger Small-Cap Growth Series acquired all of the net assets of the Phoenix-Engemann Small-Cap Growth Series ("Engemann Small-Cap Growth") and the Phoenix-Kayne Small-Cap Quality Value Series ("Kayne Small-Cap Quality Value") pursuant to an Agreement and Plan of Reorganization approved by the Engemann Small-Cap Growth and Kayne Small-Cap Quality Value shareholders on October 26, 2006. The acquisition was accomplished by a tax-free exchange of 1,912,431 shares of Alger Small-Cap Growth outstanding on October 27, 2006 and valued at $34,546,959 for 2,108,424 shares of Engemann Small-Cap Growth valued at $16,831,325 and 1,054,130 shares of Kayne Small-Cap Quality Value valued at $17,715,634. Engemann Small-Cap Growth's net assets of $16,831,325, including $4,238,547 of net unrealized appreciation and Kayne Small-Cap Quality Value's net assets of $17,715,634, including $4,213,331 of net unrealized appreciation were combined with those of Alger Small-Cap Growth. The aggregate net assets of Alger Small-Cap Growth immediately after the merger were $59,092,472.


   On October 27, 2006, the Van Kampen Equity 500 Index Series acquired all of the net assets of the Phoenix-Northern Dow 30 Series ("Northern Dow 30") and the Phoenix-Northern Nasdaq-100 Index(R) Series ("Northern Nasdaq-100 Index(R)") pursuant to an Agreement and Plan of Reorganization approved by the Northern Dow 30 and Northern Nasdaq-100 Index(R) shareholders on October 26, 2006. The acquisition was accomplished by a tax-free exchange of 3,550,335 shares of Van Kampen Equity 500 Index outstanding on October 27, 2006 and valued at $44,067,409 for 2,100,979 shares of Northern Dow 30 valued at $21,817,938 and 4,901,410 shares of Northern Nasdaq-100 Index(R) valued at $22,249,471. Northern Dow 30's net assets of $21,817,938, including $4,937,365 of net unrealized appreciation and Northern Nasdaq-100 Index(R)'s net assets of $22,249,471, including $5,784,158 of net unrealized appreciation were combined with those of Van Kampen Equity 500 Index. The aggregate net assets of Van Kampen Equity 500 Index immediately after the merger were $145,082,755.

Note 11--Manager of Managers Exemptive Order

   The Phoenix Edge Series Fund ("PESF") and Phoenix Variable Advisors, ("PVA") Inc have received an exemptive order from the Securities and Exchange Commission ("SEC") granting exemptions from certain provisions of the Investment Company Act of 1940, as amended, pursuant to which PVA will, subject to supervision and approval of the PESF's Board of Trustees, be permitted to enter into and materially amend

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
subadvisory agreements without such agreements being approved by the shareholders of the applicable series of the PESF. The PESF and PVA will therefore have the right to hire, terminate, or replace subadvisors without shareholder approval, including, without limitation, the replacement or reinstatement of any subadvisor with respect to which a subadvisory agreement has automatically terminated as a result of an assignment. PVA will continue to have the ultimate responsibility to oversee the subadvisors and recommend their hiring, termination and replacement.

Note 12--Mixed and Shared Funding

   Shares of the PESF are not directly offered to the public. Shares of the PESF are currently offered through separate accounts to fund variable accumulation annuity contracts and variable universal life insurance policies issued by Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company. Shares of the PESF may be offered to separate accounts of other insurance companies in the future.

   The interests of variable annuity contract owners and variable life policy owners could diverge based on differences in federal and state regulatory requirements, tax laws, investment management or other unanticipated developments. The PESF's Trustees currently do not foresee any such differences or disadvantages at this time. However, the PESF's Trustees intend to monitor for any material conflicts and will determine what action, if any, should be taken in response to such conflicts. If such a conflict should occur, one or more separate accounts may be required to withdraw its investment in the PESF or shares of another fund may be substituted.

Note 13--Other

   On May 1, 2006, the Rydex Variable Trust Juno Fund changed its name to the Inverse Government Long Bond Fund, and the class identifier of "Service Shares" was added to the Lazard Retirement Series: Lazard Retirement Small Cap Portfolio.

   On June 26, 2006, Phoenix Investment Counsel, Inc. ("PIC") became the investment advisor to the Phoenix Capital Growth Series and Harris Investment Management, Inc ("HIM") is the new subadvisor.

   On September 1, 2006, the Board of Trustees of PESF approved a name and subadvisor change for the Phoenix-Alliance Bernstein Enhanced Index Series. The new series name is Phoenix-Van Kampen Equity 500 Index Series. Morgan Stanley Investment Management Inc. (dba, "Van Kampen") became the new subadvisor.

   On October 23, 2006, the Board of Trustees of PESF approved the following name changes: Phoenix-Engemann Growth and Income Series to Phoenix Growth and Income Series; Phoenix-Engemann Strategic Allocation Series to Phoenix Strategic Allocation Series; Phoenix-Goodwin Money Market Series to Phoenix Money Market Series; Phoenix-Goodwin Multi-Sector Fixed Income Series to Phoenix Multi-Sector Fixed Income Series; and Phoenix-Goodwin Multi-Sector Short Term Bond Series to Phoenix Multi-Sector Short Term Bond Series.

   On October 23, 2006, PIC replaced Engemann Asset Management as the subadvisor to the Phoenix Growth and Income Series. Engemann Asset Management was removed as subadvisor for the Phoenix Strategic Allocation Series, which will be managed by the advisor, PIC.

   The insurance company affiliates of the Fund distribute the Fund as investment options in variable annuity and life insurance products ("Variable Products") through non-affiliated advisors, broker-dealers and other financial intermediaries. There is substantial competition for business within most of these distributors. One of

                    PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
the most significant distributors of the Variable Products (and the Fund) includes a subsidiary of State Farm Mutual Automobile Insurance Company, or State Farm. The insurance company affiliates of the Fund have had distribution arrangements with State Farm since 2001. In 2007, the agreement with State Farm to provide life and annuity products and related services to State Farm's affluent and high-net-worth customers through qualified State Farm agents was extended until 2016.

   Due to an internal reorganization, effective August 1, 2007, Phoenix Variable Advisors, Inc. ("PVA") replaced Duff & Phelps Investment Management Company ("DPIM") as the advisor of the current Phoenix-Duff & Phelps Real Estate Securities Series. The Board approved the termination of the current investment advisory agreement for Phoenix-Duff & Phelps Real Estate Securities Series and approved a new investment advisory agreement at a meeting held
June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, PVA replaced Phoenix Investment Counsel, Inc. ("PIC") as the advisor of the Phoenix-Aberdeen International Series, Phoenix Capital Growth Series, Phoenix Growth and Income Series, Phoenix Money Market Series, Phoenix Multi-Sector Fixed Income Series, Phoenix Multi-Sector Short Term Bond Series and Phoenix Strategic Allocation Series. The Board approved the termination of the current investment advisory agreements for Phoenix-Aberdeen International Series, Phoenix Capital Growth Series, Phoenix Growth and Income Series, Phoenix Money Market Series, Phoenix Multi-Sector Fixed Income Series, Phoenix Multi-Sector Short Term Bond Series and Phoenix Strategic Allocation Series and approved a new investment advisory agreement for each series at a meeting held June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, Aberdeen Asset Management Inc. ("AAM") remained the subadvisor to the Phoenix-Aberdeen International Series and the Board approved the termination of the current subadvisory agreement with PIC and approved a new subadvisory agreement between PVA and AAM at a meeting held June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, DPIM was appointed the subadvisor to the Phoenix-Duff & Phelps Real Estate Securities Series and the Board approved a new subadvisory agreement between PVA and DPIM at a meeting held June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, Harris Investment Management, Inc. ("HIM") remained the subadvisor to the Phoenix Capital Growth Series and the Board approved the termination of the current subadvisory agreement and approved a new subadvisory agreement between PVA and HIM at a meeting held June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, PIC was appointed the subadvisor to the Phoenix Growth and Income Series and the Board approved a new subadvisory agreement between PVA and PIC at a meeting held June 5, 2007;

   Due to an internal reorganization, effective August 1, 2007, PIC and Goodwin Capital Advisers, Inc. ("GCA") were appointed the subadvisor to the Phoenix Strategic Allocation Series and the Board approved a new subadvisory agreement for each subadvisor between (1) PVA and PIC and (2) PVA and GCA at a meeting held June 5, 2007; and

   Due to an internal reorganization, effective August 1, 2007, GCA was appointed the subadvisor to the Phoenix Money Market Series, Phoenix Multi-Sector Fixed Income Series and Phoenix Multi-Sector Short Term Bond Series and the Board approved a new subadvisory agreement for each series between PVA and GCA at a meeting held June 5, 2007;

[LOGO]

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of PHL Variable Insurance Company and
Participants of PHLVIC Variable Universal Life Account:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts constituting the PHLVIC Variable Universal Life Account at December 31, 2007, and the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of PHL Variable Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the mutual funds' advisors, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Hartford, CT
March 21, 2008

PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
PHL Variable Insurance Company
One American Row
Hartford, Connecticut 06103-2899

Phoenix Equity Planning Corporation
56 Prospect Street
Hartford, Connecticut 06115-0480
Underwriter

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
185 Asylum Street
Hartford, Connecticut 06103

PHL VARIABLE
INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                     ----------

Report of Independent Registered Public Accounting Firm                 F-3

Balance Sheet as of December 31, 2007 and 2006                          F-4

Statement of Income, Comprehensive Income and Changes in
  Stockholder's Equity for the years ended December 31, 2007, 2006
  and 2005                                                              F-5

Statement of Cash Flows for the years ended December 31, 2007, 2006     F-6
  and 2005

Notes to Financial Statements                                        F-7 - F-27

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of PHL Variable Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, comprehensive income and changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company (the Company) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
March 7, 2008

                        PHL VARIABLE INSURANCE COMPANY
                                 BALANCE SHEET
                      ($ in thousands, except share data)
                          DECEMBER 31, 2007 AND 2006

                                                                2007        2006
                                                             ----------  ----------
ASSETS:
Available-for-sale debt securities, at fair value........... $1,709,586  $2,050,989
Policy loans, at unpaid principal balances..................     22,819      15,542
Other investments...........................................      1,251       1,612
                                                             ----------  ----------
Total investments...........................................  1,733,656   2,068,143
Cash and cash equivalents...................................    108,200      47,127
Accrued investment income...................................     17,518      19,882
Receivables.................................................     37,178      54,534
Deferred policy acquisition costs...........................  1,007,811     703,794
Receivable from related parties.............................        527         300
Other assets................................................     20,214       2,356
Separate account assets.....................................  3,389,356   2,953,063
                                                             ----------  ----------
TOTAL ASSETS................................................ $6,314,460  $5,849,199
                                                             ==========  ==========
LIABILITIES:
Policyholder deposit funds.................................. $1,134,635  $1,491,367
Policy liabilities and accruals.............................    966,945     706,198
Deferred income taxes.......................................    140,115      96,654
Payable to related parties..................................     28,969      25,081
Other liabilities...........................................     48,304      26,576
Separate account liabilities................................  3,389,356   2,953,063
                                                             ----------  ----------
TOTAL LIABILITIES                                             5,708,324   5,298,939
                                                             ----------  ----------
CONTINGENT LIABILITIES (NOTE 14)

STOCKHOLDER'S EQUITY:
Common stock, $5,000 par value: 1,000 shares authorized;
  500 shares issued.........................................      2,500       2,500
Additional paid-in capital..................................    553,218     503,234
Retained earnings...........................................     62,202      47,215
Accumulated other comprehensive loss........................    (11,784)     (2,689)
                                                             ----------  ----------
TOTAL STOCKHOLDER'S EQUITY..................................    606,136     550,260
                                                             ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.................. $6,314,460  $5,849,199
                                                             ==========  ==========

  The accompanying notes are an integral part of these financial statements.

                        PHL VARIABLE INSURANCE COMPANY
 STATEMENT OF INCOME, COMPREHENSIVE INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
                               ($ in thousands)
                 YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                                           2007      2006      2005
                                                         --------  --------  --------
REVENUES:
Premiums................................................ $ 18,602  $ 13,575  $  9,521
Insurance and investment product fees...................  263,696   180,498   109,270
Investment income, net of expenses......................  109,607   129,325   154,374
Net realized investment losses..........................   (7,043)   (2,460)  (10,569)
                                                         --------  --------  --------
TOTAL REVENUES..........................................  384,862   320,938   262,596
                                                         --------  --------  --------
BENEFITS AND EXPENSES:
Policy benefits.........................................  157,616   151,285   130,279
Policy acquisition cost amortization....................  124,015    91,168    80,402
Other operating expenses................................   83,601    65,388    50,493
                                                         --------  --------  --------
TOTAL BENEFITS AND EXPENSES.............................  365,232   307,841   261,174
                                                         --------  --------  --------
Income before income taxes..............................   19,630    13,097     1,422
Applicable income tax (expense) benefit.................   (3,643)   (3,016)    2,801
                                                         --------  --------  --------
NET INCOME.............................................. $ 15,987  $ 10,081  $  4,223
                                                         ========  ========  ========
FEES PAID TO RELATED PARTIES (NOTE 10)

COMPREHENSIVE INCOME:
NET INCOME.............................................. $ 15,987  $ 10,081  $  4,223
                                                         --------  --------  --------
Net unrealized investment losses........................   (9,095)   (1,277)   (9,986)
Net unrealized derivative instruments losses............       --      (807)     (335)
                                                         --------  --------  --------
OTHER COMPREHENSIVE LOSS................................   (9,095)   (2,084)  (10,321)
                                                         --------  --------  --------
COMPREHENSIVE INCOME (LOSS)............................. $  6,892  $  7,997  $ (6,098)
                                                         ========  ========  ========
ADDITIONAL PAID-IN CAPITAL:
Capital contributions from parent....................... $ 49,984  $     --  $     --

RETAINED EARNINGS:
Adjustment for initial application of FIN 48 (Note 2)...   (1,000)       --        --
Net income..............................................   15,987    10,081     4,223

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Other comprehensive loss................................   (9,095)   (2,084)  (10,321)
                                                         --------  --------  --------
CHANGE IN STOCKHOLDER'S EQUITY..........................   55,876     7,997    (6,098)
Stockholder's equity, beginning of year.................  550,260   542,263   548,361
                                                         --------  --------  --------
STOCKHOLDER'S EQUITY, END OF YEAR....................... $606,136  $550,260  $542,263
                                                         ========  ========  ========

  The accompanying notes are an integral part of these financial statements.

                        PHL VARIABLE INSURANCE COMPANY
                            STATEMENT OF CASH FLOWS
                               ($ in thousands)
                 YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                                      2007         2006         2005
                                                   ----------  -----------  -----------
OPERATING ACTIVITIES:
Net income........................................ $   15,987  $    10,081  $     4,223
Net realized investment losses....................      7,043        2,460       10,569
Investment (gains) losses.........................      1,473        4,206      (15,293)
Deferred income taxes.............................     48,358       24,419       15,512
(Increase) decrease in receivables................     (4,520)      (6,939)       4,091
Increase in deferred policy acquisition costs.....   (276,592)    (179,410)     (56,634)
Increase in policy liabilities and accruals.......    278,134      210,368      155,315
Other assets and other liabilities change.........      7,868       (1,224)      30,634
                                                   ----------  -----------  -----------
CASH FROM OPERATING ACTIVITIES....................     77,751       63,961      148,417
                                                   ----------  -----------  -----------
INVESTING ACTIVITIES:
Investment purchases..............................   (890,909)  (1,007,973)  (1,148,093)
Investment sales, repayments and maturities.......  1,207,988    1,728,360    1,357,687
                                                   ----------  -----------  -----------
CASH FROM INVESTING ACTIVITIES....................    317,079      720,387      209,594
                                                   ----------  -----------  -----------
FINANCING ACTIVITIES:
Policyholder deposit fund deposits................    266,750      223,309      236,099
Policyholder deposit fund withdrawals.............   (625,507)    (986,348)    (607,890)
Capital contributions from parent.................     25,000           --           --
                                                   ----------  -----------  -----------
CASH FOR FINANCING ACTIVITIES.....................   (333,757)    (763,039)    (371,791)
                                                   ----------  -----------  -----------
CHANGE IN CASH AND CASH EQUIVALENTS...............     61,073       21,309      (13,780)
Cash and cash equivalents, beginning of year......     47,127       25,818       39,598
                                                   ----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR............ $  108,200  $    47,127  $    25,818
                                                   ==========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                        PHL VARIABLE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. ORGANIZATION AND OPERATIONS

PHL Variable Insurance Company is a life insurance company offering variable and fixed annuity and non-participating life insurance products. It is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings, Inc. is a wholly-owned subsidiary of Phoenix Life Insurance Company (Phoenix Life), which is a wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX), a New York Stock Exchange listed company. Phoenix Home Life Mutual Insurance Company demutualized on June 25, 2001 by converting from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of PNX and changed its name to Phoenix Life Insurance Company.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), which differ materially from the accounting practices prescribed by various insurance regulatory authorities. We have reclassified certain amounts for 2006 and 2005 to conform with the 2007 presentation.

USE OF ESTIMATES

In preparing these financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. We employ significant estimates and assumptions in the determination of deferred policy acquisition costs; policyholder liabilities and accruals; the valuation of investments in debt and equity securities; and accruals for deferred income taxes and contingent liabilities.

ADOPTION OF NEW ACCOUNTING STANDARDS

We adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized an increase in reserves for uncertain tax benefits through a cumulative effect adjustment of approximately $1,000 thousand, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. Including the cumulative effect adjustment, we had $1,840 thousand of total gross unrecognized tax benefits as of January 1, 2007. The entire amount of unrecognized tax benefits would, if recognized, impact the annual effective tax rate upon recognition. See Note 9 to these financial statements for more information.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted SAB 108 on December 31, 2006 with no effect on our financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 provides guidance on recognition and disclosure of servicing assets and liabilities and was effective beginning January 1, 2007. We adopted this standard effective January 1, 2007 with no material impact on our financial position and results of operations.

Effective January 1, 2006, we adopted SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155). SFAS 155 resolves certain issues surrounding the accounting for beneficial interests in securitized financial assets. Our adoption of SFAS 155 did not have a material effect on our financial statements.

Effective January 1, 2006, we adopted FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). FSP 115-1 provides guidance as to the determination of other-than-temporarily impaired securities and requires certain financial disclosures with respect to unrealized losses. These accounting and disclosure requirements largely codify our existing practices as to other-than-temporarily impaired securities and thus, our adoption did not have a material effect on our financial statements.

In September 2005, the Accounting Standards Executive Committee (AcSEC) of the AICPA's issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We adopted this standard effective January 1, 2007 with no material effect on our financial position and results of operations.

ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2007, the FASB issued SFAS No. 141(R), "Accounting for Business Combinations" (SFAS 141(R)). SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose all information needed to evaluate and understand the nature and financial effect of the combination and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 requires all entities to report noncontrolling interests in subsidiaries in the same way--as equity in the consolidated financial statements and requires that associated transactions be treated as equity transactions--and is effective beginning for fiscal years beginning after December 15, 2008. We will adopt this standard effective January 1, 2009 and do not expect it to have a material impact on our financial position and results of operations.

In June 2007, the AICPA issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide "Investment Companies" and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" (SOP 07-1). SOP 07-1 broadens the definition of an investment company for application of this guidance. It provides that an entity that meets the definition of an investment company use fair value as a basis of accounting and reporting and that a parent retains the specialized fair value accounting of the entity if certain criteria are met. On February 14, 2008, the FASB deferred the effective date of SOP 07-1 indefinitely.

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as of January 1, 2008 with no material effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that we have the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs are unobservable inputs reflecting our estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. We adopted SFAS 157 effective
January 1, 2008. We do not expect adoption of this statement to have a material impact on our financial position and results of operations.

SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Debt and equity securities

Our debt and equity securities classified as available-for-sale are reported on our balance sheet at fair value. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value by discounting debt security cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality (private placement debt securities), by quoted market prices of comparable instruments (untraded public debt securities) and by independent pricing sources or internally developed pricing models (equity securities). We recognize unrealized investment gains and losses on investments in debt and equity securities that we classify as available-for-sale. We report these unrealized investment gains and losses as a component of other comprehensive income, net of applicable deferred policy acquisition costs and applicable deferred income taxes.

For mortgage-backed and other asset-backed debt securities, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

Policy loans

Policy loans are carried at their unpaid principal balances and are collateralized by the cash values of the related policies. We estimate the fair value of fixed rate policy loans by discounting loan interest and loan repayments. We base the discount rate on the 10-year U.S. Treasury rate. We assume that loan interest payments are made at the fixed rate less 17.5 basis points and that loan repayments only occur as a result of anticipated policy lapses. For variable rate policy loans, we consider the unpaid loan balance as fair value, as interest rates on these loans are reset annually based on market rates.

Other investments

Other investments primarily include other partnership interests in which we do not have control or a majority ownership interest and are recorded using the equity method of accounting. We record the net income from investments in partnerships in net investment income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt instruments with maturities of three months or less when purchased.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred.

We amortize deferred policy acquisition costs based on the related policy's classification. For individual life insurance policies, deferred policy acquisition costs are amortized in proportion to estimated gross margins. For universal life, variable universal life and accumulation annuities, deferred policy acquisition costs are amortized in proportion to estimated gross profits
(EGPs). Policies may be surrendered for value or exchanged for a different one of our products (internal replacement). The deferred policy acquisition costs balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

Each year, we develop future EGPs for the products sold during that year. The EGPs for products sold in a particular year are aggregated into cohorts. Future EGPs are projected for the estimated lives of the contracts. The amortization of deferred policy acquisition costs requires the use of various assumptions, estimates and judgments about the future. The assumptions, in the aggregate, are considered important in the projections of EGPs. The assumptions developed as part of our annual process are based on our current best estimates of future events, which are likely to be different for each year's cohort. Assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, interest margin, mortality, premium persistency, funding patterns and expenses. These assumptions are reviewed on a regular basis and are based on our past experience, industry studies, regulatory requirements and estimates about the future.

To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs. Our process to assess the reasonableness of our EGPs involves the use of internally developed models, together with studies and actual experience. Incorporated in each scenario are our current best estimate assumptions with respect to separate account returns, surrender and lapse rates, interest margin, mortality, premium persistency, funding patterns and expenses.

Underlying assumptions for future periods of EGPs are not altered unless experience deviates significantly from original assumptions. For example, when lapses of our insurance products meaningfully exceed levels assumed in determining the amortization of deferred policy acquisition costs, we adjust amortization to reflect the change in future premiums or EGPs resulting from the unexpected lapses. In the event that we were to revise assumptions used for prior year cohorts, our estimate of projected account values would change and the related EGPs in the deferred policy acquisition cost amortization model would be adjusted to reflect such change. This process is known as "unlocking". Continued favorable experience on key assumptions, which could include increasing separate account fund return performance, decreasing lapses or decreasing mortality could result in an unlocking which would result in a decrease to deferred policy acquisition cost amortization and an increase in the deferred policy acquisition costs asset. Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining deferred policy acquisition costs balances.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities related to policyholder funds are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Fees assessed to the contractholders for management services are included in revenues when services are rendered.

POLICY LIABILITIES AND ACCRUALS

Policy liabilities and accruals includes future benefit liabilities for certain life and annuity products. We establish liabilities in amounts adequate to meet the estimated future obligations of policies in force. Future benefit liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to contractual guaranteed rates of interest, mortality rates guaranteed in calculating the cash surrender values described in such contracts and morbidity. Future benefit liabilities for term and annuities in the payout phase that have significant mortality risk are computed using the net premium method on the basis of actuarial assumptions at the issue date of these contracts for rates of interest, contract administrative expenses, mortality and surrenders. We establish liabilities for outstanding claims, losses and loss adjustment expenses based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Certain contracts may also include additional death or other insurance benefit features, such as guaranteed minimum death or income benefits offered with variable annuity contracts or no-lapse guarantees offered with universal life insurance contracts. An additional liability is established for these benefits by estimating the expected present value of the excess benefits and recognizing the excess ratably over the accumulation period based on total expected assessments.

POLICYHOLDER DEPOSIT FUNDS

Amounts received as payment for certain universal life contracts, deferred annuities and other contracts without life contingencies are reported as deposits to Policyholder deposit funds. The liability for universal life-type contracts is equal to the balance that accrues to the benefit of the policyholders as of the financial statement date, including interest credited, amounts that have been assessed to compensate us for services to be performed over future periods, and any amounts previously assessed against the policyholder that is refundable. The liability for deferred annuities and other contracts without life contingencies is equal to the balance that accrues to the benefit of the contract holder as of the financial statement date which includes the accumulation of deposits plus interest credited, less withdrawals and amounts assessed through the financial statement date.

CONTINGENT LIABILITIES

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable.

REVENUE RECOGNITION

We recognize premiums for long-duration life insurance products as revenue when due from policyholders. We recognize life insurance premiums for short-duration life insurance products as premium revenue pro rata over the related contract periods. We match benefits, losses and related expenses with premiums over the related contract periods.

Amounts received as payment for interest sensitive life contracts, deferred annuities and other contracts without life contingencies are considered deposits and are not included in revenue. Revenues from these products consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Fees assessed that represent compensation for services to be provided in the future are deferred and amortized into revenue over the life of the related contracts. Related benefit expenses include universal life benefit claims in excess of fund values, net investment income credited to policyholders' account balances and amortization of deferred policy acquisition costs.

NET INVESTMENT INCOME AND NET REALIZED INVESTMENT GAINS (LOSSES)

We recognize realized investment gains (losses) on asset dispositions on a first-in, first-out basis. We recognize realized investment losses when declines in fair value of debt and equity securities are considered to be other-than-temporarily impaired. We adjust the cost basis of these written down investments to fair value at the date the determination of impairment is made and do not change the new cost basis for subsequent recoveries in value. In evaluating whether a decline in value is other than temporary, we consider several factors including, but not limited to the following:

   .   the extent and the duration of the decline;

   . the reasons for the decline in value (credit event, interest related or market fluctuations);

   . our ability and intent to hold the investment for a period of time to allow for a recovery of value; and

   .   the financial condition of and near term prospects of the issuer.

INCOME TAXES

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Accordingly, income tax expense or benefit is recognized based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. We allocate income taxes to income, other comprehensive income and additional paid-in capital, as applicable.

We recognize current income tax assets and liabilities for estimated income taxes refundable or payable based on the current year's income tax returns. We recognize deferred income tax assets and liabilities for the estimated future income tax effects of temporary differences and carryovers. Temporary differences are the differences between the financial statement carrying amounts of assets and liabilities and their tax bases, as well as the timing of income or expense recognized for financial reporting and tax purposes of items not related to assets or liabilities. If necessary, we establish valuation allowances to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. We periodically review the adequacy of these valuation allowances and record any reduction in allowances in accordance with SFAS 109's intraperiod allocation rules. We recognize interest and penalties related to amounts accrued on uncertain tax positions and amounts paid or refunded from federal and state income tax authorities in tax expense.

3. REINSURANCE

We use reinsurance agreements to provide for greater diversification of business, control exposure to potential losses arising from large risks and provide capacity for growth.

We remain liable to the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect. Failure of the reinsurers to honor their obligations could result in losses to us; consequently, we establish reserves for amounts deemed or estimated to be uncollectible. To minimize our exposure to significant losses from reinsurance insolvencies, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers.

Our reinsurance program varies based on the type of risk, for example:

   . On direct policies, the maximum of individual life insurance retained by us on any one life is $10 million on single life and joint first-to-die policies and $12 million for joint last-to-die policies, with excess amounts ceded to reinsurers.

   . We cede 80% to 90% of the mortality risk on most new issues of term insurance.

   . In August 2006, we entered into an agreement to cede 50% of the risk on policies issued from July 1, 2002 through December 31, 2005, inclusive, with a net amount at risk of $2 million or greater.

   . On January 1, 1996, we entered into a reinsurance agreement that covers 100% of the excess death benefits and related reserves for most variable annuity policies issued from January 1, 1983 through December 31, 1999, including subsequent deposits. We retain the guaranteed minimum death benefit risks on the remaining variable deferred annuities in force that are not covered by this reinsurance arrangement.

   . We cede to Phoenix Life 100% of the guaranteed minimum accumulation and withdrawal benefits on our variable annuities.

   . Effective January 1, 2008, we entered into an agreement to cede 75% of the risk in excess of $6.0 million on universal life and variable universal life policies issued from January 1, 2006 through December 31, 2007.

DIRECT BUSINESS AND REINSURANCE:

                                                                    YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                               2007          2006          2005
($ in thousands)                                           ------------  ------------  ------------
Direct premiums........................................... $     87,132  $     71,350  $     55,277
Premiums ceded to reinsurers..............................      (68,530)      (57,775)      (45,756)
                                                           ------------  ------------  ------------
PREMIUMS.................................................. $     18,602  $     13,575  $      9,521
                                                           ============  ============  ============
Direct policy benefits incurred........................... $     85,898  $     54,055  $     15,538
Policy benefits assumed from reinsureds...................          505           965           381
Policy benefits ceded to reinsurers.......................      (44,707)      (26,398)       (9,572)
                                                           ------------  ------------  ------------
POLICY BENEFITS........................................... $     41,696  $     28,622  $      6,347
                                                           ============  ============  ============
Direct life insurance in-force............................ $ 70,502,325  $ 55,175,351  $ 41,566,483
Life insurance in-force assumed from reinsureds...........      121,673       104,826       135,447
Life insurance in-force ceded to reinsurers...............  (48,687,754)  (40,820,818)  (30,459,568)
                                                           ------------  ------------  ------------
LIFE INSURANCE IN-FORCE................................... $ 21,936,244  $ 14,459,359  $ 11,242,362
                                                           ============  ============  ============
Percentage of amount assumed to net insurance in-force....         0.55%         0.72%         1.20%
                                                           ============  ============  ============

The policy benefit amounts above exclude changes in reserves, interest credited to policyholders and withdrawals, which total $115,920 thousand, $122,663 thousand and $123,932 thousand, net of reinsurance, for the years ended December 31, 2007, 2006 and 2005, respectively.

Irrevocable letters of credit aggregating $26,986 thousand at December 31, 2007 have been arranged with commercial banks in our favor to collateralize the ceded reserves.

4. DEFERRED POLICY ACQUISITION COSTS

ACTIVITY IN DEFERRED POLICY ACQUISITION COSTS:

                                                       YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                      2007       2006      2005
($ in thousands)                                   ----------  --------  --------
Direct acquisition costs deferred................. $  400,607  $270,577  $137,036
Recurring costs amortized to expense..............   (126,163)  (92,255)  (86,608)
Credit related to investment gains or losses......      2,148     1,087     6,206
Offsets to net unrealized investment gains or
  losses included in other comprehensive income
  (loss) (Note 12)................................     27,425    (4,930)   39,223
                                                   ----------  --------  --------
Change in deferred policy acquisition costs.......    304,017   174,479    95,857
Deferred policy acquisition costs, beginning of
  year............................................    703,794   529,315   433,458
                                                   ----------  --------  --------
DEFERRED POLICY ACQUISITION COSTS, END OF YEAR.... $1,007,811  $703,794  $529,315
                                                   ==========  ========  ========

During 2007, we updated our system for calculating the SOP 03-1 reserves for guaranteed minimum death benefits, resulting in a release in the benefit reserve and a corresponding increase in deferred policy acquisition cost amortization for the quarter. The effects of these adjustments resulted in an overall $1,649 thousand pre-tax benefit to net income.

During 2006, we benefited from an unlocking of assumptions primarily related to deferred policy acquisition costs. The unlocking was driven by revised assumptions for expected mortality, lapse experience, investment margins and expenses. The effects of the unlocking resulted in an overall $6.7 million pre-tax charge to net income, as well as increased unearned revenue liabilities by $1.3 million, increased benefit reserves by $4.5 million, increased reinsurance liability by $1.2 million and decreased amortization by $0.4 million.

5. POLICY LIABILITIES AND ACCRUALS

Policyholder liabilities are primarily for universal life products and include deposits received from customers and investment earnings on their fund balances which range from 3.00% to 5.25% as of December 31, 2007, less administrative and mortality charges.

POLICYHOLDER DEPOSIT FUNDS

Policyholder deposit funds primarily consist of annuity deposits received from customers, dividend accumulations and investment earnings on their fund balances, which range from 2.9% to 14.0% as of December 31, 2007, less administrative charges.

6. INVESTING ACTIVITIES

DEBT AND EQUITY SECURITIES

FAIR VALUE AND COST OF DEBT SECURITIES:

                                                     AS OF DECEMBER 31,
                                         -------------------------------------------
                                                 2007                  2006
                                         --------------------- ---------------------
                                         FAIR VALUE    COST    FAIR VALUE    COST
($ in thousands)                         ---------- ---------- ---------- ----------
U.S. government and agency.............. $   65,774 $   64,884 $   92,579 $   93,425
State and political subdivision.........     11,029     11,134     15,900     16,281
Foreign government......................     30,423     27,716     49,884     46,505
Corporate...............................    975,058    998,982  1,157,781  1,172,275
Mortgage-backed.........................    358,479    372,733    452,641    455,739
Other asset-backed......................    268,823    288,927    282,204    280,086
                                         ---------- ---------- ---------- ----------
AVAILABLE-FOR-SALE DEBT SECURITIES...... $1,709,586 $1,764,376 $2,050,989 $2,064,311
                                         ========== ========== ========== ==========

UNREALIZED GAINS (LOSSES) FROM
DEBT SECURITIES:

                                                    AS OF DECEMBER 31,
                                            ----------------------------------
                                                  2007              2006
                                            ----------------  ----------------
                                             GAINS   LOSSES    GAINS   LOSSES
($ in thousands)                            ------- --------  ------- --------
U.S. government and agency................. $ 1,193 $   (303) $   295 $ (1,141)
State and political subdivision............      11     (116)      17     (398)
Foreign government.........................   2,732      (25)   3,590     (211)
Corporate..................................   8,774  (32,698)   6,523  (21,017)
Mortgage-backed............................   2,654  (16,908)   2,862   (5,960)
Other asset-backed.........................     875  (20,979)   3,857   (1,739)
                                            ------- --------  ------- --------
DEBT SECURITIES GAINS AND LOSSES........... $16,239 $(71,029) $17,144 $(30,466)
                                            ======= ========  ======= ========
DEBT SECURITIES NET LOSSES.................         $(54,790)         $(13,322)
                                                    ========          ========

AGING OF TEMPORARILY IMPAIRED
DEBT SECURITIES:

                                                 AS OF DECEMBER 31, 2007
                              ---------------------------------------------------------------
                              LESS THAN 12 MONTHS GREATER THAN 12 MONTHS         TOTAL
                              ------------------  ---------------------  --------------------
                               FAIR    UNREALIZED  FAIR      UNREALIZED    FAIR     UNREALIZED
                               VALUE     LOSSES    VALUE       LOSSES      VALUE      LOSSES
($ in thousands)              -------- ----------  --------  ----------  ---------- ----------
Debt Securities
U.S. government and agency... $     --  $     --  $ 15,629    $   (303)  $   15,629  $   (303)
State and political
  subdivision................       --        --    10,516        (116)      10,516      (116)
Foreign government...........       --        --     2,464         (25)       2,464       (25)
Corporate....................  134,427    (9,598)  478,287     (23,100)     612,714   (32,698)
Mortgage-backed..............  105,599    (9,822)  162,554      (7,086)     268,153   (16,908)
Other asset-backed...........  137,632   (15,661)   81,534      (5,318)     219,166   (20,979)
                              --------  --------   --------   --------   ----------  --------
TOTAL TEMPORARILY
  IMPAIRED SECURITIES........ $377,658  $(35,081) $750,984    $(35,948)  $1,128,642  $(71,029)
                              ========  ========   ========   ========   ==========  ========
BELOW INVESTMENT GRADE....... $ 39,024  $ (1,797) $ 67,088    $ (7,484)  $  106,112  $ (9,281)
                              ========  ========   ========   ========   ==========  ========
BELOW INVESTMENT GRADE AFTER
  OFFSETS FOR DEFERRED POLICY
  ACQUISITION COST ADJUSTMENT
  AND TAXES..................           $   (292)             $ (1,306)              $ (1,598)
                                        ========              ========               ========
NUMBER OF SECURITIES.........                243                   411                    654
                                        ========              ========               ========

Below investment grade debt securities with a fair value of less than 80% of the security's amortized costs totaled $(3,933) thousand at December 31, 2007, of which none have been in a significant loss position for greater than 12 months.

All of these securities are considered to be temporarily impaired at December 31, 2007 as each of these securities has performed, and is expected to continue to perform, in accordance with their original contractual terms, and we have the ability and intent to hold these securities until they recover their value.

AGING OF TEMPORARILY IMPAIRED
DEBT AND EQUITY SECURITIES:

                                                  AS OF DECEMBER 31, 2006
                              --------------------------------------------------------------
                              LESS THAN 12 MONTHS GREATER THAN 12 MONTHS         TOTAL
                              ------------------  --------------------   --------------------
                               FAIR    UNREALIZED   FAIR      UNREALIZED   FAIR     UNREALIZED
                               VALUE     LOSSES     VALUE       LOSSES     VALUE      LOSSES
($ in thousands)              -------- ---------- ----------  ---------- ---------- ----------
Debt Securities
U.S. government and agency... $  5,643  $   (19)  $   50,878   $ (1,122) $   56,521  $ (1,141)
State and political
  subdivision................    1,014       (3)      14,367       (395)     15,381      (398)
Foreign government...........    4,024      (10)       9,323       (201)     13,347      (211)
Corporate....................  152,344   (1,595)     689,660    (19,422)    842,004   (21,017)
Mortgage-backed..............   78,465     (693)     257,905     (5,267)    336,370    (5,960)
Other asset-backed...........   53,844     (171)     102,302     (1,568)    156,146    (1,739)
                              --------  -------   ----------   --------  ----------  --------
TOTAL TEMPORARILY
  IMPAIRED SECURITIES........ $295,334  $(2,491)  $1,124,435   $(27,975) $1,419,769  $(30,466)
                              ========  =======   ==========   ========  ==========  ========
BELOW INVESTMENT GRADE....... $ 20,190  $  (377)  $   90,763   $ (3,859) $  110,953  $ (4,236)
                              ========  =======   ==========   ========  ==========  ========
BELOW INVESTMENT GRADE AFTER
  OFFSETS FOR DEFERRED POLICY
  ACQUISITION COST ADJUSTMENT
  AND TAXES..................           $   (45)               $   (550)             $   (595)
                                        =======                ========              ========
NUMBER OF SECURITIES.........               165                     565                   730
                                        =======                ========              ========

There were no unrealized losses of below investment grade debt securities with a fair value less than 80% of the securities amortized cost at December 31, 2006.

All of these securities are considered to be temporarily impaired at December 31, 2006 as each of these securities has performed, and is expected to continue to perform, in accordance with their original contractual terms, and we have the ability and intent to hold these securities until they recover their value.

STATUTORY DEPOSITS

Pursuant to certain statutory requirements, as of December 31, 2007 and 2006, we had on deposit securities with a fair value of $7,370 thousand and $8,216 thousand, respectively, in insurance department special deposit accounts. We are not permitted to remove the securities from these accounts without approval of the regulatory authority.

NET INVESTMENT INCOME

SOURCES OF NET INVESTMENT INCOME:

                                                     YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    2007      2006      2005
($ in thousands)                                  --------  --------  --------
Debt securities.................................. $105,342  $127,977  $155,648
Equity securities................................       --        --         2
Other investments................................      162       148       183
Other income.....................................      421        --        --
Policy loans.....................................    1,472       581       479
Cash and cash equivalents........................    4,395     3,089     1,061
                                                  --------  --------  --------
Total investment income..........................  111,792   131,795   157,373
Investment expenses..............................   (2,185)   (2,470)   (2,999)
                                                  --------  --------  --------
NET INVESTMENT INCOME............................ $109,607  $129,325  $154,374
                                                  ========  ========  ========

NET REALIZED INVESTMENT GAINS (LOSSES)

TYPES OF REALIZED INVESTMENT GAINS (LOSSES):

                                                           YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       2007         2006         2005
($ in thousands)                                    ----------  -----------  -----------
DEBT SECURITY IMPAIRMENTS.......................... $   (3,287) $      (411) $    (2,651)
                                                    ----------  -----------  -----------
Debt security transaction gains....................      1,465        2,955        1,764
Debt security transaction losses...................     (2,827)      (7,253)      (9,254)
Equity security transaction gains..................         --           --           26
Equity security transaction losses.................         --           --          (13)
Other investment transaction gains (losses)........     (2,394)       2,249         (441)
                                                    ----------  -----------  -----------
NET TRANSACTION LOSSES.............................     (3,756)      (2,049)      (7,918)
                                                    ----------  -----------  -----------
NET REALIZED INVESTMENT LOSSES..................... $   (7,043) $    (2,460) $   (10,569)
                                                    ==========  ===========  ===========

UNREALIZED INVESTMENT GAINS (LOSSES)

SOURCES OF CHANGES IN NET UNREALIZED INVESTMENT GAINS (LOSSES):

                                                           YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       2007         2006         2005
($ in thousands)                                    ----------  -----------  -----------
Debt securities.................................... $  (41,468) $     2,956  $   (54,591)
Equity securities..................................         --           --            5
Other investments..................................         50           10           --
                                                    ----------  -----------  -----------
NET UNREALIZED INVESTMENT GAINS (LOSSES)........... $  (41,418) $     2,966  $   (54,586)
                                                    ==========  ===========  ===========

Net unrealized investment gains (losses)........... $  (41,418) $     2,966  $   (54,586)
                                                    ----------  -----------  -----------
Applicable deferred policy acquisition costs (Note
  4)...............................................    (27,425)       4,930      (39,223)
Applicable deferred income tax benefit.............     (4,898)        (687)      (5,377)
                                                    ----------  -----------  -----------
Offsets to net unrealized investment losses........    (32,323)       4,243      (44,600)
                                                    ----------  -----------  -----------
NET UNREALIZED INVESTMENT LOSSES INCLUDED IN OTHER
  COMPREHENSIVE INCOME............................. $   (9,095) $    (1,277) $    (9,986)
                                                    ==========  ===========  ===========

INVESTING CASH FLOWS

INVESTMENT PURCHASES, SALES, REPAYMENTS
AND MATURITIES:
                                                           YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       2007         2006         2005
($ in thousands)                                    ----------  -----------  -----------
Debt security purchases............................ $ (883,282) $  (999,542) $(1,139,974)
Equity security purchases..........................         --           --           --
Other investment purchases.........................       (350)      (1,060)      (2,434)
Policy loan advances, net..........................     (7,277)      (7,371)      (5,685)
                                                    ----------  -----------  -----------
INVESTMENT PURCHASES............................... $ (890,909) $(1,007,973) $(1,148,093)
                                                    ==========  ===========  ===========

Debt securities sales.............................. $  816,170  $ 1,178,127  $   873,995
Debt securities maturities and repayments..........    390,297      549,483      477,568
Equity security sales..............................         --           --          279
Other investment sales.............................      1,521          750        5,845
                                                    ----------  -----------  -----------
INVESTMENT SALES, REPAYMENTS AND MATURITIES........ $1,207,988  $ 1,728,360  $ 1,357,687
                                                    ==========  ===========  ===========

The maturities of debt securities, by contractual sinking fund payment and maturity are summarized in the following table. Actual maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties, and we may have the right to put or sell the obligations back to the issuers.

MATURITIES OF DEBT SECURITIES:

                                                        AS OF DECEMBER 31, 2007
                                                        -----------------------
                                                           COST     FAIR VALUE
($ in thousands)                                        ----------  ----------
Due in one year or less................................ $  139,910  $  139,540
Due after one year through five years..................    429,405     424,704
Due after five years through ten years.................    455,099     441,414
Due after ten years....................................    739,962     703,928
                                                        ----------  ----------
TOTAL.................................................. $1,764,376  $1,709,586
                                                        ==========  ==========

7. SEPARATE ACCOUNTS, DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Investment objectives for these separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Our separate account products include variable annuities and variable life insurance contracts. The assets supporting these contracts are carried at fair value and reported as Separate account assets with an equivalent amount reported as Separate account liabilities. Amounts assessed against the policyholder for mortality, administration, and other services are included within revenue in Insurance and investment product fees. In 2007 and 2006 there were no gains or losses on transfers of assets from the general account to a separate account.

Many of our variable contracts offer various guaranteed minimum death, accumulation, withdrawal and income benefits. These benefits are offered in various forms as described below. We currently reinsure a significant portion of the death benefit guarantees associated with our in-force block of business. We establish policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity policies as follows:

   . Liabilities associated with the guaranteed minimum death benefit (GMDB) are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the liabilities are generally consistent with those used for amortizing deferred policy acquisition costs.

   . Liabilities associated with the guaranteed minimum income benefit (GMIB) are determined by estimating the expected value of the income benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating such guaranteed income benefit liabilities are generally consistent with those used for amortizing deferred policy acquisition costs.

For annuities with GMDB, 200 stochastically generated scenarios were used. For annuities with GMIB, we used 1,000 stochastically generated scenarios.

SEPARATE ACCOUNT INVESTMENTS OF ACCOUNT BALANCES OF
CONTRACTS WITH GUARANTEES:

                                                           AS OF DECEMBER 31,
                                                          ---------------------
                                                             2007       2006
($ in thousands)                                          ---------- ----------
Debt securities.......................................... $  494,660 $  456,148
Equity funds.............................................  2,213,164  1,861,762
Other....................................................     80,657     68,810
                                                          ---------- ----------
TOTAL.................................................... $2,788,481 $2,386,720
                                                          ========== ==========

7. SEPARATE ACCOUNTS, DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES (CONTINUED)

CHANGES IN GUARANTEED LIABILITY BALANCES:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2007
                                                              -----------------
                                                               ANNUITY  ANNUITY
                                                                GMDB     GMIB
($ in thousands)                                              --------  -------
Liability balance as of January 1, 2007...................... $ 26,979  $3,568
Incurred.....................................................  (21,813)  2,137
Paid.........................................................   (2,057)     --
                                                              --------  ------
LIABILITY BALANCE AS OF DECEMBER 31, 2007.................... $  3,109  $5,705
                                                              ========  ======

CHANGES IN GUARANTEED LIABILITY BALANCES:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2006
                                                              ----------------
                                                              ANNUITY   ANNUITY
                                                               GMDB      GMIB
($ in thousands)                                              -------   -------
Liability balance as of January 1, 2006...................... $27,749   $2,474
Incurred.....................................................   1,721    1,094
Paid.........................................................  (2,491)      --
                                                              -------   ------
LIABILITY BALANCE AS OF DECEMBER 31, 2006.................... $26,979   $3,568
                                                              =======   ======

The reinsurance recoverable asset related to the GMDB was $1,335 thousand and $17,139 thousand as of December 31, 2007 and 2006, respectively.

The GMDB and GMIB guarantees are recorded in policy liabilities and accruals on our balance sheet. Changes in the liability are recorded in Policy benefits on our statement of operations. In a manner consistent with our policy for deferred policy acquisition costs, we regularly evaluate estimates used and adjust the additional liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.

We also offer certain variable products with a guaranteed minimum withdrawal benefit (GMWB), a guaranteed minimum accumulation benefit (GMAB) and a guaranteed pay-out annuity floor (GPAF).

The GMWB guarantees the policyholder a minimum amount of withdrawals and benefit payments over time, regardless of the investment performance of the contract, subject to an annual limit. Optional resets are available. In addition, we have introduced a feature for these contracts beginning in the fourth quarter of 2005 that allows the policyholder to receive the guaranteed annual withdrawal amount for as long as they are alive.

The GMAB rider provides the contract holder with a minimum accumulation of their purchase payments deposited within a specific time period, adjusted for withdrawals, after a specified amount of time determined at the time of issuance of the variable annuity contract.

The GPAF rider provides the policyholder with a minimum payment amount if the variable annuity payment falls below this amount on the payment calculation date.

The GMWB, GMAB and GPAF represent embedded derivatives in the variable annuity contracts that are required to be reported separately from the host variable annuity contract. They are carried at fair value and reported in policyholder deposit funds. The fair value of the GMWB, GMAB and GPAF obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions.

7. SEPARATE ACCOUNTS, DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES (CONTINUED)

In order to minimize the volatility associated with the GMWB and GMAB liabilities, we have entered into a contract with Phoenix Life whereby we cede 100% of any claims for these guarantees. Because this contract does not transfer sufficient risk to be accounted for as reinsurance, we use deposit accounting for the contract. As of December 31, 2007 and 2006, the embedded derivative for GMWB and GMAB was immaterial. There were no benefit payments made for the GMWB or GMAB during 2007 or 2006. See Note 10 to these financial statements for more information.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of benefits that are payable upon annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the policyholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance.

ADDITIONAL INSURANCE BENEFITS:

                                                             NET AMOUNT     AVERAGE
                                                  ACCOUNT   AT RISK AFTER ATTAINED AGE
                                                   VALUE     REINSURANCE  OF ANNUITANT
($ in thousands)                                 ---------- ------------- ------------
GMDB return of premium.......................... $1,396,515    $ 5,398         59
GMDB step up....................................  1,761,416     33,481         60
GMDB earnings enhancement benefit (EEB).........     78,136         --         60
GMDB greater of annual step up and roll up......     42,492      3,582         63
                                                 ----------    -------
TOTAL GMDB AT DECEMBER 31, 2007................. $3,278,559    $42,461
                                                 ==========    =======

GMIB............................................ $  696,006                    59
GMAB............................................    381,304                    55
GMWB............................................    202,073                    61
GPAF............................................     36,684                    74
                                                 ----------
TOTAL AT DECEMBER 31, 2007...................... $1,316,067
                                                 ==========

With the return of premium, the death benefit is the greater of current account value or premiums paid (less any adjusted partial withdrawals).

With the step up, the death benefit is the greater of current account value, premiums paid (less any adjusted partial withdrawals) or the annual step up amount prior of the eldest original owner attaining a certain age. On and after the eldest original owner attains that age, the death benefit is the greater of current account value or the death benefit at the end of the contract year prior to the eldest original owner's attaining that age plus premium payments (less any adjusted partial withdrawals) made since that date.

With EEB, the death benefit is the greater of the premiums paid (less any adjusted partial withdrawals) or the current account value plus the EEB. The EEB is an additional amount designed to reduce the impact of taxes associated with distributing contract gains upon death.

With greater of annual step up and annual roll up, the death benefit is the greater of premium payments (less any adjusted partial withdrawals), the annual step up amount, the annual roll up amount or the current account value prior to the eldest original owner attaining age 81. On and after the eldest original owner attained age 81, the death benefit is the greater of current account value or the death benefit at the end of the contract year prior to the eldest original owner's attained age of 81 plus premium payments (less any adjusted partial withdrawals) made since that date.

Liabilities for universal life are generally determined by estimating the expected value of losses when death benefits exceed revenues and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating these liabilities are consistent with those used for amortizing deferred policy acquisition costs. A single set of best estimate assumptions is used since these insurance benefits do not vary significantly with capital markets volatility. At December 31, 2007 and 2006, we held additional universal life benefit reserves of $25,930 thousand and $8,841 thousand, respectively.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

CARRYING AMOUNTS AND ESTIMATED FAIR
VALUES OF FINANCIAL INSTRUMENTS:

                                                AS OF DECEMBER 31,
                                    -------------------------------------------
                                            2007                  2006
                                    --------------------- ---------------------
                                     CARRYING    FAIR      CARRYING    FAIR
                                      VALUE      VALUE      VALUE      VALUE
($ in thousands)                    ---------- ---------- ---------- ----------
Cash and cash equivalents.......... $  108,200 $  108,200 $   47,127 $   47,127
Debt securities....................  1,709,586  1,709,586  2,050,989  2,050,989
Policy loans.......................     22,819     22,819     15,542     15,542
                                    ---------- ---------- ---------- ----------
FINANCIAL ASSETS................... $1,840,605 $1,840,605 $2,113,658 $2,113,658
                                    ========== ========== ========== ==========

Investment contracts............... $1,134,635 $1,139,325 $1,491,367 $1,486,758
                                    ---------- ---------- ---------- ----------
FINANCIAL LIABILITIES.............. $1,134,635 $1,139,325 $1,491,367 $1,486,758
                                    ========== ========== ========== ==========

FAIR VALUE OF INVESTMENT CONTRACTS

We determine the fair value of deferred annuities with an interest guarantee of one year or less at the amount of the policy reserve. In determining the fair value of deferred annuities with interest guarantees greater than one year, we use a discount rate equal to the appropriate U.S. Treasury rate plus 100 basis points to determine the present value of the projected account value of the policy at the end of the current guarantee period.

DERIVATIVE INSTRUMENTS

We maintain an overall interest rate risk-management strategy that primarily incorporates the use of interest rate swaps as hedges of our exposure to changes in interest rates. Our exposure to changes in interest rates primarily results from our commitments to fund interest-sensitive insurance liabilities, as well as from our significant holdings of fixed rate financial instruments.

We recognized an after-tax gain of $0.0 million, $1.2 million and $0.3 million for the years ended December 31, 2007, 2006 and 2005 (reported as other comprehensive income in Statement of Income, Comprehensive Income and Changes in Stockholder's Equity), which represented the change in fair value of interest rate forward swaps which had been designated as cash flow hedges of the forecasted purchase of assets. For changes in the fair value of derivatives that are designated as cash flow hedges of a forecasted transaction, we recognize the change in fair value of the derivative in other comprehensive income. Amounts related to cash flow hedges that are accumulated in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction (the acquired asset) affects earnings. For the years 2007, 2006 and 2005, we reclassified after-tax gains of $0.0 million, $1.2 million and $0.3 million, respectively, into earnings related to these derivatives.

We held no derivative assets at December 31, 2007 and 2006. See Note 7 to these financial statements for more information on our embedded derivatives related to our variable annuity guarantees.

9. INCOME TAXES

 ALLOCATION OF INCOME TAXES:

                                                     YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    2007      2006      2005
 ($ in thousands)                                 --------  --------  --------
 Income tax expense (benefit) attributable to:
 Current......................................... $(44,715) $(21,403) $(18,313)
 Deferred........................................   48,358    24,419    15,512
                                                  --------  --------  --------
 INCOME TAXES APPLICABLE TO NET INCOME (LOSS)....    3,643     3,016    (2,801)
 Other comprehensive loss........................   (4,898)   (1,121)   (5,558)
                                                  --------  --------  --------
 INCOME TAXES APPLICABLE TO COMPREHENSIVE INCOME
   (LOSS)........................................ $ (1,255) $  1,895  $ (8,359)
                                                  ========  ========  ========
 INCOME TAXES RECOVERED.......................... $(30,557) $(24,094) $(14,288)
                                                  ========  ========  ========

EFFECTIVE INCOME TAX RATE:

                                                      YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                      2007     2006     2005
($ in thousands)                                    -------  -------  -------
Income before income taxes......................... $19,630  $13,097  $ 1,422
                                                    -------  -------  -------
Income taxes at statutory rate of 35.0%............   6,871    4,584      498
Dividend received deduction........................  (2,778)  (1,572)  (2,924)
Tax interest.......................................       1        1     (378)
Other, net.........................................    (451)       3        3
                                                    -------  -------  -------
APPLICABLE INCOME TAXES (BENEFIT).................. $ 3,643  $ 3,016  $(2,801)
                                                    =======  =======  =======
Effective income tax (benefit) rates...............    18.6%    23.0%  (197.0)%
                                                    =======  =======  =======

DEFERRED INCOME TAX BALANCES ATTRIBUTABLE TO TEMPORARY
DIFFERENCES:

                                                             AS OF DECEMBER 31,
                                                             -----------------
                                                               2007      2006
($ in thousands)                                             --------  --------
Deferred income tax assets:
Future policyholder benefits................................ $140,526  $102,603
Unearned premiums / deferred revenues.......................   15,123    10,817
Investments.................................................    5,948        --
                                                             --------  --------
GROSS DEFERRED INCOME TAX ASSETS............................  161,597   113,420
                                                             --------  --------
Deferred income tax liabilities:
Deferred policy acquisition costs...........................  296,057   207,513
Investments.................................................       --       849
Other.......................................................    5,655     1,712
                                                             --------  --------
GROSS DEFERRED INCOME TAX LIABILITIES.......................  301,712   210,074
                                                             --------  --------
DEFERRED INCOME TAX LIABILITY............................... $140,115  $ 96,654
                                                             ========  ========

We are included in the consolidated federal income tax return filed by PNX and are party to a tax sharing agreement by and among PNX and its subsidiaries. In accordance with this agreement, federal income taxes are allocated as if they had been calculated on a separate company basis, except that benefits for any net operating losses or other tax credits used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is utilized in the consolidated federal tax return.

We are included in the consolidated federal income tax return filed by PNX. Within the consolidated tax return, we are required by regulations of the Internal Revenue Service (IRS) to segregate the entities into two groups: life insurance companies and non-life insurance companies. We are limited as to the amount of any operating losses from the non-life group that can be offset against taxable income of the life group. These limitations may affect the amount of any operating loss carryovers that we have now or in the future.

We have determined, based on our earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 2007 and 2006 will be realized.

As of December 31, 2007, we had current taxes receivable of $10,184 thousand.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized a decrease in reserves for uncertain tax benefits through a cumulative effect adjustment of approximately $1,000 thousand, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. Including the cumulative effect adjustment, we had approximately $1,840 thousand of total gross unrecognized tax benefits as of January 1, 2007. The entire amount of unrecognized tax benefits would, if recognized, impact the annual effective rate upon recognition.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

RECONCILIATION OF THE BEGINNING AND ENDING AMOUNT OF
UNRECOGNIZED TAX BENEFITS:

($ in thousands)
Balance at January 1, 2007............................................. $1,840
Reductions for tax positions of prior years............................   (975)
Settlements with taxing authorities....................................   (340)
                                                                        ------
BALANCE AT DECEMBER 31, 2007........................................... $  525
                                                                        ======

Based upon the timing and status of our current examinations by taxing authorities, we do not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring in the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, we do not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit. We do not anticipate any increases to the unrecognized tax benefits that would have a significant impact on the financial position of the company.

Our federal income tax returns are routinely audited by the IRS. We are no longer subject to income tax examinations by federal authorities for tax years prior to 2004. Our U.S. federal income tax returns for 2004 and 2005 are currently being examined. We do not believe that the examination will result in a material change in our financial position. We are not currently under audit with any state taxing authorities.

We recognize interest and penalties related to amounts accrued on uncertain tax positions and amounts paid or refunded from federal and state income tax authorities in tax expense. The interest and penalties recorded during the twelve month periods ending December 31, 2006 and 2007 were not material. We did not have an accrual for the payment of interest and penalties as of December 31, 2007.

10. RELATED PARTY TRANSACTIONS

Capital Contributions

During the year ended December 31, 2007, we received $49,984 thousand in capital contributions from Phoenix Life, of which $25,000 thousand was in cash and $24,984 was in securities.

Related Party Transactions

The amounts included in the following discussion are gross expenses, before deferrals for policy acquisition costs.

Phoenix Life provides services and facilities to us and is reimbursed through a cost allocation process. The expenses allocated to us were $270,394 thousand, $203,521 thousand and $108,701 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts payable to Phoenix Life were $11,767 thousand and $18,650 thousand as of December 31, 2007 and 2006, respectively.

During 2006, we entered into a contract with Phoenix Life whereby we cede to Phoenix Life the liabilities related to certain guarantees on our annuity products. Because this contract does not transfer sufficient risk to qualify for reinsurance accounting, we account for ceded liabilities as a deposit asset. The asset on deposit with Phoenix Life was $3,051 thousand and $220 thousand at December 31, 2007 and 2006, respectively. This amount is included in our balance sheet in other general account assets. Amounts due to Phoenix Life under this contract were $336 thousand and $215 thousand at December 31, 2007 and 2006, respectively.

Phoenix Investment Partners Ltd. (PXP), an indirect wholly-owned subsidiary of PNX, through its affiliated registered investment advisors, provides investment advisory services to us for a fee. Investment advisory fees incurred by us for management of general account assets under this arrangement were $2,172 thousand, $2,439 thousand and $2,993 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts payable to the affiliated investment advisors were $15 thousand and $106 thousand, as of December 31, 2007 and 2006, respectively. Through July 2007 PXP provided investment advisory services to the variable product separate accounts. They received variable product separate account fees on our behalf, retained a portion of those fees, for services provided, and forward the remainder to us. Amounts receivable from PXP for those fees were $0 thousand and $245 thousand as of December 31, 2007 and 2006, respectively. The variable product separate account fees retained by PXP were $271 thousand, $684 thousand and $697 thousand for 2007, 2006 and 2005, respectively.

Effective August 2007, Phoenix Variable Advisors, Inc. (PVA), an indirect wholly-owned subsidiary of Phoenix Life, became the investment advisor for the variable product separate accounts. They receive variable product separate account fees on our behalf and forward them to us, net of sub-advisory fees they paid. Amounts receivable from PVA for those fees were $276 thousand as of December 31, 2007.

Phoenix Equity Planning Corporation (PEPCO), a wholly-owned subsidiary of PXP, is the principal underwriter of our annuity contracts. Until May 31, 2004, contracts could be purchased through registered representatives of our former affiliate, W.S. Griffith Securities, Inc. (Griffith). Other outside broker-dealers are licensed to sell our annuity contracts as well. We incurred commissions for contracts underwritten by PEPCO of $48,331 thousand, $38,062 thousand and $35,422 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. Amounts payable to PEPCO were $2,269 thousand and $278 thousand as of December 31, 2007 and 2006, respectively.

Phoenix Life pays commissions to producers who sell our non-registered life and annuity products. Commissions paid by Phoenix Life on our behalf were $159,847 thousand, $105,993 thousand and $54,927 thousand for the years ended
December 31, 2007, 2006 and 2005, respectively. Amounts payable to Phoenix Life were $13,684 thousand and $4,187 thousand as of December 31, 2007 and 2006, respectively.

PREMIUM PROCESSING SERVICES

We provide payment processing services for Phoenix Life, wherein we receive deposits on Phoenix Life annuity contracts, and forward those payments to Phoenix Life. During 2006, we began including life insurance premiums in this service. In connection with this service, at December 31, 2007 and 2006, we had amounts due to Phoenix Life of $416 thousand and $1,914 thousand, respectively. We do not charge any fees for this service.

We also provide payment processing services for Phoenix Life and Annuity, a wholly-owned indirect subsidiary of Phoenix Life, wherein we receive deposits on certain Phoenix Life and Annuity annuity contracts, and forward those payments to Phoenix Life and Annuity. During 2006, we began including life insurance premiums in this service. In connection with this service, at December 31, 2007 and 2006, we had amounts due to Phoenix Life and Annuity of $482 thousand and $16 thousand, respectively. We do not charge any fees for this service.

In certain instances Phoenix Life and Phoenix Life and Annuity may receive premiums on behalf of PHLVIC. Amounts due from Phoenix Life were $237 thousand and $71 thousand as of December 31, 2007 and 2006, respectively. Amounts due from Phoenix Life and Annuity were $15 thousand and $0 thousand as of December 31, 2007 and 2006, respectively.

11. EMPLOYEE BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

PNX has a non-contributory, defined benefit pension plan covering substantially all of its employees and those of its subsidiaries. Retirement benefits are a function of both years of service and level of compensation. PNX also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. PNX's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions are intended to provide for benefits attributable not only to service to date, but to service expected to be conferred in the future.

PNX sponsors pension and savings plans for its employees, and employees and agents of its subsidiaries. The qualified plans comply with requirements established by ERISA and excess benefit plans provide for that portion of pension obligations, which is in excess of amounts permitted by ERISA. PNX also provides certain health care and life insurance benefits for active and retired employees. We incur applicable employee benefit expenses through the process of cost allocation by PNX.

In addition to its pension plans, PNX currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans which it sponsors. A substantial portion of PNX's affiliate employees may become eligible for these benefits upon retirement. The health care plans have varying co-payments and deductibles, depending on the plan. These plans are unfunded.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for our participation in the plans. PNX, the plan sponsor, established an accrued liability and amounts attributable to us have been allocated. The amount of such allocated benefits is not significant to the financial statements.

12. OTHER COMPREHENSIVE INCOME

SOURCES OF OTHER COMPREHENSIVE INCOME:

                                                             YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------
                                                    2007              2006               2005
                                             -----------------  ----------------  ------------------
                                               GROSS     NET     GROSS     NET      GROSS      NET
($ in thousands)                             --------  -------  -------  -------  --------  --------
Unrealized gains (losses) on investments.... $(36,769) $(6,995) $ 7,264  $ 1,516  $(64,713) $(16,569)
Net realized investment gains (losses)
  on available-for-sale securities
  included in net income....................   (4,649)  (2,100)  (4,298)  (2,793)   10,127     6,583
                                             --------  -------  -------  -------  --------  --------
Net unrealized investment gains (losses)....  (41,418)  (9,095)   2,966   (1,277)  (54,586)   (9,986)
Net unrealized losses on derivative
  instruments...............................       --       --   (1,241)    (807)     (516)     (335)
                                             --------  -------  -------  -------  --------  --------
Other comprehensive income (loss)...........  (41,418) $(9,095)   1,725  $(2,084)  (55,102) $(10,321)
                                             --------  =======  -------  =======  --------  ========
Applicable deferred policy acquisition cost
  amortization..............................  (27,425)            4,930            (39,223)
Applicable deferred income tax benefit......   (4,898)           (1,121)            (5,558)
                                             --------           -------           --------
Offsets to other comprehensive income.......  (32,323)            3,809            (44,781)
                                             --------           -------           --------
OTHER COMPREHENSIVE LOSS.................... $ (9,095)          $(2,084)          $(10,321)
                                             ========           =======           ========

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE
INCOME:

                                                           AS OF DECEMBER 31,
                                                 -------------------------------------
                                                        2007                2006
                                                 ------------------  -----------------
                                                   GROSS      NET      GROSS     NET
($ in thousands)                                 --------  --------  --------  -------
Unrealized losses on investments................ $(56,002) $(11,784) $(14,584) $(2,689)
Unrealized gains on derivative instruments......       --        --        --       --
                                                 --------  --------  --------  -------
Accumulated other comprehensive loss............  (56,002) $(11,784)  (14,584) $(2,689)
                                                 --------  ========  --------  =======
Applicable deferred policy acquisition costs....  (37,873)            (10,448)
Applicable deferred income taxes................   (6,345)             (1,447)
                                                 --------            --------
Offsets to other comprehensive income...........  (44,218)            (11,895)
                                                 --------            --------
ACCUMULATED OTHER COMPREHENSIVE LOSS............ $(11,784)           $ (2,689)
                                                 ========            ========

13. STATUTORY FINANCIAL INFORMATION AND REGULATORY MATTERS

We are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. The State of Connecticut Insurance Department (the Department) has adopted the National Association of Insurance Commissioners' (the NAIC's) Accounting Practices and Procedures manual effective January 1, 2001 (NAIC SAP) as a component of its prescribed or permitted statutory accounting practices. As of December 31, 2007, 2006 and 2005, the Department has not prescribed or permitted us to use any accounting practices that would materially deviate from NAIC SAP. Statutory surplus differs from equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income taxes are recorded in accordance with the Statement of Statutory Accounting Principles No. 10, Income Taxes, which limits deferred income tax assets based on admissibility tests.

Connecticut Insurance Law requires that Connecticut life insurers report their risk-based capital. Risk-based capital is based on a formula calculated by applying factors to various assets, premium and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Connecticut Insurance Law gives the Connecticut Commissioner of Insurance explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain risk-based capital levels. Our risk-based capital was in excess of 350% of Company Action Level (the level where a life insurance enterprise must submit a comprehensive plan to state insurance regulators) as of December 31, 2007 and 2006.

STATUTORY FINANCIAL DATA:

                                                              AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                          -----------------------------
                                                             2007      2006      2005
($ in thousands)                                          ---------  --------  --------
Statutory capital and surplus............................ $ 167,436  $220,342  $264,825
Asset valuation reserve..................................    14,774    14,320     5,575
                                                          ---------  --------  --------
STATUTORY CAPITAL, SURPLUS AND ASSET VALUATION RESERVE... $ 182,210  $234,662  $270,400
                                                          =========  ========  ========
STATUTORY GAIN (LOSS) FROM OPERATIONS.................... $ (98,589) $(33,094) $ 12,251
                                                          =========  ========  ========
STATUTORY NET INCOME (LOSS).............................. $(102,297) $(33,994) $ 12,749
                                                          =========  ========  ========

The Connecticut Insurance Holding Company Act limits the maximum amount of annual dividends and other distributions in any 12-month period to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, we cannot make any dividend distribution during 2008 without prior approval.

14. CONTINGENT LIABILITIES

Litigation and Arbitration

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

Regulatory Matters

State regulatory bodies, the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

In addition, federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by Phoenix Life and its subsidiaries with securities and other laws and regulations affecting their registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

In 2005, the Boston District Office of the SEC completed a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future. Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

                                    Part C

                               Other Information

Item 26. Exhibits.

(a) Board of Directors Resolution.

    Resolution of the Board of Directors of PHL Variable Insurance Company (the "Depositor") establishing the PHLVIC Variable Universal Life Account is incorporated by reference to filing on form S-6 (File No. 333-65823) on October 16, 1998.

(b) Custodian Agreements.

    Not applicable.

(c) Underwriting Contracts.

   (1) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated November 1, 2000 is incorporated by reference to Post-Effective Amendment No. 5 (File
       No. 333-81458), filed via EDGAR on April 30, 2004.

   (2) Form of Broker Dealer Supervisory and Service Agreement among Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Registrant's Pre-effective Amendment No. 1 (File No. 333-119916), filed via EDGAR on February 9, 2005.

(d) Contracts-all filed herewith.

    1. Form 08JE, Phoenix Joint Edge(R) VUL policy form

    2. Form 08LTRJE, Individual Level Term Rider

    3. Form 08JPEOR, Variable Joint Life Policy Exchange Option Rider

    4. Form 08SPOR-Survivor Insurance Purchase Option Rider

    5. Form 06NLGR-No Lapse Guarantee Rider

    6. Form 06OLR-Overloan Protection Rider

    7. Form 07ASVR-Alternate Surrender Value Rider

    8. Form 07DPR-Disability Benefit Rider

    9. Form VR73-Enhanced Dollar Cost Averaging Amendment

(e) Applications-filed herewith.

    1. Form OL 4312-Multi Life Application for Life Insurance

    2. Form OL 4314-Other Insured Supplement

(f) Depositor's Certificate of Incorporation and Bylaws.

   (1) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company is incorporated by reference to filing on Form S-6 (File No. 333-81458), filed via EDGAR on January 28, 2002.

   (2) Bylaws of PHL Variable Insurance Company as amended and restated effective May 16, 2002 is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

(g) Reinsurance Contracts.

    Filed herewith.

(h) Participation Agreements.

   (1) (a) Amended and Restated Participation Agreement dated April 4, 2008 among PHL Variable Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management LLP and Columbia Management Distributors, Inc. is incorporated by reference to Post-effective Amendment No. 8 on Form N-4 (File No. 333-123040), filed via EDGAR on April 30, 2008.

   (2) (a) Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company, and PHL Variable Insurance Company, is incorporated by reference to filing on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

       (b) Amendment to Participation Agreement as of May 1, 2000 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Home Life Mutual Insurance Company and PHL Variable Insurance Company, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

       (c) Amendment to Participation Agreement as of May 3, 2004 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

       (d) Amendment No. 3 to Participation Agreement as of May 1, 2006, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

       (e) Amendment No. 4 to Participation Agreement as of May 1, 2007, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-146301) filed via EDGAR on December 21, 2007.

       (f) Amendment No. 5 to Participation Agreement as of March 1, 2008 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-147565) filed via EDGAR on April 4, 2008.

   (3) Fund Participation Agreement dated July 15, 1999, among PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

   (4) (a) Fund Participation Agreement dated July 19, 1999 among BT Insurance Funds Trust, Bankers Trust Company, and PHLVIC is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File
       No. 333-65823), filed via EDGAR on April 30, 2002.

       (b) Amendment No. 1 to the Participation Agreement dated April 20, 2001 among Deutsche Asset Management VIT Funds (formerly, BT Insurance Funds Trust), Bankers Trust Company and PHLVIC is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

       (c) Amendment No. 2 to the Participation Agreement dated October 29, 2001 among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and PHLVIC is incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

       (d) Amendment No. 3 dated February 1, 2008 to the Fund Participation Agreement dated July 19, 1999 among PHL Variable Insurance Company, DWS Investments VIT Funds (formerly, Deutsche Asset Management VIT Funds and BT Insurance Funds Trust) and Deutsche Investment Management Americas Inc. (successor by merger to Deutsche Asset Management, Inc.) is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File No. 333-123040), filed via EDGAR on April 30, 2008.

   (5) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management. Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File
       No. 333-119916), filed via EDGAR on August 14, 2006.

   (6) Amended and restated Participation Agreement dated April 1, 2008 among PHL Variable Insurance Company and Variable Insurance Products Fund, Fidelity Distributors Corporation is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-147565), filed via EDGAR on April 4, 2008.

   (7) (a) Participation Agreement dated March 29, 2001 among PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 9 on Form S-6 (File No. 333-65823), filed via EDGAR on April 30, 2002.

       (b) Amendment No. 1 to Participation Agreement dated April 1, 2008 among AIM Variable Insurance Funds, AIM Distributors, Inc., PHL Variable Insurance Company and Phoenix Equity Planning Corporation is incorporated by reference to Pre-effective Amendment No. 1 on Form N-4 (File No. 333-147565), filed via EDGAR on April 4, 2008.

   (8) (a) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Oppenheimer Variable Account Funds and
       OppenheimerFunds, Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

       (b) Amendment No. 1 dated February 1, 2008 to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and PHL Variable Insurance Company is incorporated by reference to Pre-effective Amendment No.1 on Form N-4 (File No. 333-147565), filed via EDGAR on April 4, 2008.

   (9) (a) Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Post-Effective Amendment No. 9 (File No. 333-119916), filed via EDGAR on August 14, 2006.

       (b) Amendment No. 1 dated February 1, 2008 to the Participation Agreement by and among PHL Variable Insurance Company, Phoenix Life and Annuity Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Pre-effective Amendment No. 1 on Form N-4 (File No. 333-147565), filed via EDGAR on April 4, 2008.

  (10) Fund Participation Agreement dated May 1, 2006 among PHL Variable Insurance Company, Phoenix Life and Annuity Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management, Inc. is incorporated by reference to Post-Effective Amendment No. 9 (File
       No. 333-119916), filed via EDGAR on August 14, 2006.

  (11) Participation Agreement dated April 14, 2005 among PHL Variable Insurance Company, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor, LLC is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

  (12) Amended and Restated Participation Agreement dated January 1, 2007, among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 27 on Form N-4 (File No. 033-87376), filed via EDGAR on February 20, 2007.

  (14) Participation Agreement dated September 7, 2007 among PHL Variable Insurance Company, Sentinel Variable Products Trust and Sentinel Financial Services Company is incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 (File No. 333-123035), filed via EDGAR on September 7, 2007.

  (15) Participation Agreement dated February 1, 2008 among PHL Variable Insurance Company, Phoenix Equity Planning Corporation, Summit Mutual Funds, Inc., and Ameritas Investment Corporation is incorporated by reference to Post- Effective Amendment No. 118 on Form N-4 (File
       No. 333-123040), filed via EDGAR on April 30, 2008.

(i) Administrative Contracts.

   (1) Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated January 1, 2003, is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

   (2) First Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 11, 2003 is incorporated by reference to Post-Effective Amendment No. 5 on Form N-6 (File No. 333-81458), filed via EDGAR on April 30, 2004.

   (3) Second Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated February 27, 2004 is incorporated by reference to Post -Effective Amendment No. 6 (File
       No. 333-76778), filed via EDGAR on February 9, 2005.

   (4) Third Amendment to Service Agreement between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, dated November 15, 2004 is incorporated by reference to Post-Effective Amendment No. 8 on Form N-6 (File No. 333-76778), filed via EDGAR on April 25, 2006.

   (5) Fourth Amendment to Service Agreement dated November 13, 2005 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778), filed via EDGAR on April 27, 2006.

   (6) Fifth Amendment to Service Agreement dated November 13, 2007 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is filed herewith.

(j) Other Material Contracts.

   (1) Amended and Restated Administration and Accounting Services Agreement dated March 1, 2003 by and between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment
       No. 5 to Form N-4 (File No. 333-123035) filed via EDGAR on September 7, 2007.

   (2) Amendment dated January 1, 2005 to Amended and Restated Administration and Accounting Services Agreement between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 (File No. 333-123035) filed via EDGAR on September 7, 2007.

   (3) Information Sharing Agreements pursuant to Rule 22c-2 for the following funds: AIM Variable Insurance Funds, DWS Funds, Federated Insurance Series, .Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Wanger Advisors Trust; and, The Universal Institutional Funds are incorporated by reference to Form N-4 (File No. 033-87376), Post-Effective Amendment No. 29, filed via EDGAR on May 1, 2007.

   (4) Information Sharing Agreement dated as of September 7, 2007, pursuant to Rule 22c-2, among Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company and the Sentinel Variable Products Trust is incorporated by reference to Post-Effective Amendment No. 6 on Form N-4 (File No. 333-123035) filed via EDGAR on September 28, 2007.

   (5) Information Sharing Agreement dated February 1, 2008 by and between PHL Variable Insurance Company, Phoenix Life and Annuity Company, Phoenix Life Insurance Company and Summit Mutual Funds, Inc. is incorporated by reference to Post-Effective Amendment No. 8 on Form N-4 (File
       No. 333-123040) filed via EDGAR on April 30, 2008.

(k) Legal Opinion.

    Opinion and consent of Michele Drummey, Counsel is filed herewith.

(l) Actuarial Opinion.

    Not applicable.

(m) Calculation.

    Not applicable.

(n) Other Opinions.

   (1) Consent of Independent Registered Public Accounting Firm is filed herewith.

   (2) (a) Powers of Attorney for Peter A. Hofmann (Chief Financial Officer), David R. Pellerin (Chief Accounting Officer), Philip K. Polkinhorn (President and Director), James D. Wehr (Director), and Christopher M. Wilkos (Director) are incorporated by reference to Initial Registration on Form N-6 (File No. 333-149105), filed via EDGAR on February 9, 2008.

(o) Omitted Financial Statements.

    Not applicable.

(p) Initial Capital Agreements.

    Not applicable.

(q) Redeemability Exemption.

    Not applicable.

Item 27. Directors and Officers of the Depositor.

Name                    Position
----                    -----------------------------------------------------
John H. Beers*          Vice President and Secretary
John R. Flores*         Vice President and Chief Compliance Officer
Peter A. Hofmann*       Senior Executive Vice President and Chief Financial
                          Officer
Daniel J. Moskey*       Vice President and Treasurer
David R. Pellerin*      Senior Vice President and Chief Accounting Officer
Philip K. Polkinghorn*  Director and President

Name                     Position
----                     -----------------------------------------------------
Tracy L. Rich*           Executive Vice President and Assistant Secretary
James D. Wehr**          Director, Executive Vice President and Chief
                           Investment Officer
Christopher M. Wilkos**  Director, Senior Vice President and Corporate
                           Portfolio Manager

* The business address of this individual is One American Row, Hartford, CT 06102-5056

** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Phoenix Companies, Inc. (100%) Delaware

   Phoenix Distribution Holding Company (100%) Connecticut

          WS Griffith Securities, Inc. (100%) New York

   Phoenix Investment Management Company (100%) Connecticut

      Phoenix Investment Partners, Ltd. (100%) Delaware

          DP Holdings, Ltd. (100%) New Brunswick, Canada

          DPCM Holdings, Inc. (100%) Illinois

          Duff & Phelps Investment Management Company (100%) Illinois

          Goodwin Capital Advisers, Inc. (100%) New York

          Kayne Anderson Rudnick Investment Management, LLC (100%) California

          Pasadena Capital Corporation (100%) California

             Engemann Asset Management (100%) California

          Phoenix Alternative Investment Advisers, Inc. (100%) Connecticut

          Phoenix Equity Planning Corporation (100%) Connecticut

             Phoenix Investment Counsel, Inc. (100%) Massachusetts

          Phoenix/Zweig Advisers, LLC (100%) Delaware

             Euclid Advisers, LLC (100%) New York

          PXP Securities Corp. (100%) New York

          Rutherford Financial Corporation (100%) Delaware

          Rutherford, Brown & Catherwood, LLC (73.2%) Delaware

          SCM Advisors, LLC (100%) California

          Walnut Asset Management, LLC (70.6%) Delaware

   Phoenix Life Insurance Company (100%) New York

      Phoenix Foundations (0%) Connecticut

      Next Generation Ventures LLC (50%) Connecticut

      Phoenix Life Separate Account B (100%) New York

      Phoenix Life Separate Account C (100%) New York

      Phoenix Life Separate Account D (100%) New York

      Phoenix Life Variable Accumulation Account (100%) New York

      Phoenix Life Variable Universal Life Account (100%) New York

      PM Holdings, Inc. (100%) Connecticut

          American Phoenix Life and Reassurance Company (100%) Connecticut

             Phoenix Life and Reassurance Company of New York (100%) New York

          PFG Holdings, Inc. (100%) Pennsylvania

             AGL Life Assurance Company (100%) Pennsylvania

             PFG Distribution Company (100%) Delaware

             Philadelphia Financial Group, Inc. (100%) Delaware

          PHL Variable Insurance Company (100%) Connecticut

             PHL Variable Accumulation Account (100%) Connecticut

             PHLVIC Variable Universal Life Account (100%) Connecticut

             PHL Variable Accumulation Account II

          Phoenix Founders, Inc. (100%) Connecticut

          Phoenix International Capital Corporation (100%) Connecticut

             Practicare, Inc. (100%) Delaware

          Phoenix Life and Annuity Company (100%) Connecticut

             Phoenix Life and Annuity Variable Universal Life Account (100%) Connecticut

          Phoenix New England Trust Holding Company (100%) Connecticut

          Phoenix Variable Advisors, Inc. (100%) Delaware

          PML International Insurance Limited (100%) Bermuda

      The Phoenix Edge Series Fund (0%) Massachusetts business trust

   Phoenix National Trust Holding Company (100%) Connecticut

   Phoenix Life Solutions, Inc. (100%) Delaware

      Only companies that file consolidated financial statements with the Securities and Exchange Commission ("SEC") are The Phoenix Companies Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHLVIC Variable Universal Life Account, and Phoenix Life and Annuity Variable Universal Life Account) all other entities are included in the consolidated financial statement, for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

Item 29. Indemnification.

Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

Article VI. Indemnification. Section 6.01 of the Bylaws of the Depositor (as amended and restated effective May 16, 2002) provides that: "Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, Bylaw, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter.

1. Phoenix Equity Planning Corporation ("PEPCO")

   (a) PEPCO serves as the principal underwriter for the following entities:

       Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Trust 97, Phoenix Opportunities Trust, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account , PHL Variable Separate Account MVA and PHL Variable Accumulation Account II.

   (b) Directors and Executive Officers of PEPCO

Name                      Position
----                      -------------------------------------------------
George R. Aylward, Jr.**  Director, Executive Vice President
John H. Beers*            Vice President and Secretary
John R. Flores*           Vice President and Anti-Money Laundering Officer
David Hanley**            Vice President and Treasurer
Stephen D. Gresham**      Director, Senior Vice President
David C. Martin*          Vice President and Chief Compliance Officer
Philip K. Polkinghorn*    Director, Executive Vice President

* The business address of this individual is One American Row, Hartford, CT 06102-5056.

** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

   (c) PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

Item 31. Location of Accounts and Records.

The accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, CT 06102-5056.

Item 32. Management Services.

Under a contract with Phoenix Life Insurance Company ("PLIC"), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

        Year                                                    Fee Paid
        ----                                                    --------
        2005................................................... $ 86,000
        2006................................................... $101,000
        2007................................................... $ 95,000

Item 33. Fee Representation.

Pursuant to Section 26(f)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed by PHL Variable Insurance Company.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, PHLVIC Variable Universal Life Account, causes this Pre-effective Amendment No. 1 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Hartford and State of Connecticut on this 10th day of July, 2008.

                                          PHLVIC VARIABLE UNIVERSAL LIFE
                                          ACCOUNT
                                          (Registrant)

                                          By: ----------------------------
                                          *Philip K. Polkinghorn
                                          Director and President of PHL
                                          Variable Insurance Company

                                          PHL VARIABLE INSURANCE COMPANY

                                          By: ----------------------------
                                          *Philip K. Polkinghorn
                                          Director and President

By:  /s/ Kathleen A. McGah
     --------------------------
* Kathleen A. McGah
As Attorney-in-Fact pursuant
to power of attorney.

As required by the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on July 10, 2008.

Signature                                          Title
---------                    --------------------------------------------------

-----------------------      Senior Executive Vice President and Chief
*Peter A. Hofmann            Financial Officer

-----------------------      Senior Vice President and Chief Accounting Officer
*David R. Pellerin

-----------------------      Director, President
*Philip K. Polkinghorn

-----------------------      Director, Executive Vice President and Chief
*James D. Wehr               Investment Officer

-----------------------      Director, Senior Vice President and Corporate
*Christopher M. Wilkos       Portfolio Manager

By:  /s/ Kathleen A. McGah
     --------------------------
* Kathleen A. McGah
As Attorney-in-Fact pursuant
to power of attorney.

                                 Exhibit Index


Exhibit 26(d)(1)  Form 08JE, Phoenix Joint Edge(R) VUL policy form

Exhibit 26(d)(2)  Form 08LTRJE, Individual Level Term Rider

Exhibit 26(d)(3)  Form 08JPEOR, Variable Joint Life Policy Exchange Option
                  Rider

Exhibit 26(d)(4)  Form 08SPOR-Survivor Insurance Purchase Option Rider

Exhibit 26(d)(5)  Form 06NLGR-No Lapse Guarantee Rider

Exhibit 26(d)(6)  Form 06OLR-Overloan Protection Rider

Exhibit 26(d)(7)  Form 07ASVR-Alternate Surrender Value Rider

Exhibit 26(d)(8)  Form 07DPR-Disability Benefit Rider

Exhibit 26(d)(9)  Form VR73-Enhanced Dollar Cost Averaging Amendment

Exhibit 26(e)(1)  Form OL 4312-Multi Life Application for Life Insurance

Exhibit 26(e)(2)  Form OL 4314-Other Insured Supplement

Exhibit 26(g)     Form of Reinsurance Contract

Exhibit 26(i)(6)  5/th/ Amendment to Services Agreement

Exhibit 26(k)     Opinion and Consent of Michele Drummey, Esq.

Exhibit 26(n)(1)  Consent of PricewaterhouseCoopers LLP